14




06012559

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Aristocrat Leisure Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34870 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dlw

DAT : 4/17/06

ANNUAL REPORT 2005

TWELVE MONTHS ENDED 31 DECEMBER 2005

aristocrat






imagine the possibilities...

delivering the possibilities.



There are now Aristocrat 'slots' in virtually every casino on the Las Vegas Strip.




Contents

Company Profile

Aristocrat is a leading global entertainment company which provides a comprehensive range of gaming solutions to entertainment venues around the world. Aristocrat's gaming solutions consistently outperform the competition. The Company holds over 200 gaming licences and its products and services are available in over 90 countries around the world.



Key Dates*

"Aristocrat's revenues exceeded $1.3 billion in 2005, an increase of 15.3%. The Company's strong cash flows have permitted the Board to declare a final dividend of 20 cents per share. The total return to investors resulting from capital management initiatives and dividends during 2005 was $269.5 million. These results demonstrate that we have the right strategies in place to ensure that Aristocrat remains one of the world's leading providers of gaming solutions with strong growth prospects across a range of markets."

Paul Oneile,
Managing Director and CEO.

2006

Annual General Meeting	2 May 2006
Interim Results Announcement (6 months ending 30/6/06)	22 August 2006
Shares Ex-Interim Dividend	29 August 2006
Record Date for Interim Dividend	5 September 2006
Payment of Interim Dividend	19 September 2006

2007

Final Results Announcement for 2006	20 February 2007
Record Date for Final Dividend	9 March 2007
Payment of Final Dividend	23 March 2007
Annual General Meeting	1 May 2007

Annual General Meeting

The Annual General Meeting of Members of Aristocrat Leisure Limited will be held in the Ballroom at Star City on Tuesday 2 May 2006 at 10.30am.

A separate notice of meeting and proxy form have been sent to shareholders with this annual report.

* Dates subject to change

financials at a glance


Total revenue $m#
2005
2004
2003*
2002
2001
0
200
400
600
800
1000
1200
1400


Earnings before interest and tax $m#
2005
2004
2003*
2002
2001
0
60
120
180
240
300
360


Operating profit after tax $m#
2005
2004
2003*
2002
2001
0
50
100
150
200
250


Earnings per share cents#
2005
2004
2003*
2002
2001
0
10
20
30
40
50
60

Comparative years 2003, 2002 and 2001 have been prepared under previous AGAAP and have not been amended for the adoption of AIFRS

* 2003 results are pre one-off adjustments. Full details of these one-off adjustments are set out in the 2003 annual report

Highlights Of The Year


ONE MILLION DOLLARS

United States
On 5 May 2005, Las Vegas grandmother Jo Ann Argyris won the USD$1M jackpot on Aristocrat's *Million$er*™ *Hyperlink*™ for the second time in less than a year. Aristocrat's *Million$er*™ has proven one of the most successful products in the United States and assisted Aristocrat to drive its recurring revenue up 40.7% to a new record.



Japan
In August 2005, Aristocrat launched the third version of its successful *Kyojin-no-hoshi*™ series of pachislo machines. Over 72,000 *Kyojin-no-hoshi 3*™ games were sold in 2005 setting a new Company record for annual sales of a single game title anywhere in the world. Total sales of the Company's pachislo machines during 2005 were 98,007 units. Aristocrat is the most successful foreign manufacturer of pachislo machines in Japan. Japan remains the world's most exciting and dynamic gaming environment with over five million machines, more than the rest of the world combined.



United States
In late 2005, a field trial of the new five reel stepper games commenced in 16 Las Vegas area casinos. Stepper games are mechanical reel slot machines operated using a traditional handle. They make up approximately 40% of the North American market and although video gaming is making inroads into the stepper market, many American players still prefer 'the handle'. This picture, taken in December 2005 shows one of the first stepper field-trial installations at Green Valley Ranch Resort and Spa Casino in Las Vegas.





United States

In November 2005, Aristocrat installed its new *Crown*™ slant-top cabinet at seven Station Casino properties in Nevada. The *Crown*™ slant-top, which features a recessed leg area and other ergonomic improvements, is the outcome of collaboration with several customers. *"Aristocrat listened to our feedback from a player comfort and operator standpoint. The new product is attractive and comfortable for the guest. The Crown™ slant can only build on Aristocrat's proven success with video product"* said Jay Fannel, Station Casino's Corporate Director of slot operations.

Australia

The *Aristocrat Xtreme Mystery Link*™, an integrated theme mystery link bonus package, which was released in New South Wales in late 2005, takes graphical imagery to a new level and has proved very popular. The product, based on a dual monitor *Xtreme*™ EGM, is available in a range of themes (including the 'Prosperity' theme shown here) and is suitable for all denominations. A 'mystery' is a randomly triggered jackpot bonus.



Slovenia

On 7 November 2005, Aristocrat announced the acquisition of a 50% interest in the Elektronček group of companies. The Elektronček team design, develop and manufacture high quality multi-terminal gaming machines which are currently sold in Spain, the Czech Republic, the Netherlands, Monaco, Slovenia, Portugal, Croatia, Sweden, Cyprus, Finland, Macau, Thailand and Vietnam.

Chairman's Report

Dear Shareholder,

It is pleasing to report that 2005 was another very good year for your Company with a strong operating performance delivering a record net profit after tax of $244.3 million, an increase of 71.8% on the 2004 result. This was achieved despite difficult operating conditions in Australia and New Zealand and was driven by the international success of the Company with international operations contributing more than 75% of the 2005 trading profits.

As a result of the record profit and our capital management program diluted earnings per share improved from the 29.2 cents per share achieved in 2004 to reach 51.1 cents per share in 2005.

One of the Company's key strategies is the focus on cash management which has resulted in a significant improvement in operating cash flow over the past two years. Operating cash flow in 2005 was $393.2 million, an improvement of $143.2 million on the prior year and representing 29.9% of revenue. This cash flow demonstrates both the underlying quality of earnings and the leverage opportunity of the Company's asset base. Despite revenues growing a real 20%, the Company has reduced working capital and ongoing operating capital expenditure requirements remain minimal.

The Company has declared a fully franked final dividend of 20 cents per share, bringing total dividends for the year to 30 cents per share fully franked, an increase of 22 cents per share or 275% on the prior year. The Company's dividend reinvestment plan did not operate during the year.

The Company's capital management program is aimed at returning surplus funds to shareholders and achieving an efficient capital structure. During 2005 the Company returned $269.5 million to investors through capital management initiatives and dividends. Continuing strong cash flows enabled the Company to complete the first $100 million on-market share buy-back announced in August 2004 and to announce a second $100 million on-market share buy-back in November 2005. These initiatives complemented the 21 cents per share capital return (totalling $100 million) that took place in July 2005.

Although recent reviews of the extent and impact of legalised gambling confirm that the majority of players gamble responsibly within the limits of their available disposable income, a small proportion of players and their families experience severe problems as a result of excessive gambling. Aristocrat believes that the responsible service of gambling is essential to the long term sustainability of the gaming industry and to this end works with industry bodies and regulators to research and address problem gambling issues and enhance the responsible service of gambling.

Over the year, research and development ("R&D") expenditure increased by 11.7% to $65.8 million reflecting the Company's commitment to ensuring that Aristocrat remains at the leading edge of the provision of gaming solutions in all of the markets in which it operates. The Company believes that strong ongoing investment in R&D is essential to its continued success, and while, as a result of the strong revenue growth, R&D expenditure fell marginally when expressed as a percentage of revenue in 2005, the Company remains dedicated to the development of next generation product and systems offerings and to maintaining R&D expenditure so as to be at least within a target 5% to 6% of revenue.

In November 2004, Roger Davis and Sally Pitkin were nominated as "Directors Elect", formally joining the Board in June 2005 following receipt of the necessary regulatory approvals. The seven member Board has developed an excellent working relationship with management and is committed to supporting the Company's efforts to deliver sustainable and competitive returns to the Company's shareholders.

It is with regret that we note the passing of the Company's former Chairman, John Ducker, on 25 November 2005. John chaired the Board from 1999 to 2003, a particularly challenging period for the Company, and we wish to extend our condolences to John's family.

In November 2005, the Company announced the acquisition of a 50% interest in the ElektronČek group of Companies and I would like to formally welcome ElektronČek's team to the Aristocrat family. ElektronČek's innovative electronic table products represent a strategically important addition to the Company's global product range.

The Board is committed to the continued enhancement of the Company's governance framework and to ensuring that it is focused on supporting the Company's key objective of enhancing shareholder value. Risk management and corporate governance are standing agenda items at every Board meeting and all Board members actively contribute to the Company's risk management and governance framework. In September 2005, we were pleased to note that our corporate governance emphasis was recognised by the University of Newcastle Business School which ranked the Company fifth out of Australia's top 250 listed companies in terms of excellence in Corporate Governance (the "Horwath Report").

The Company is involved in various legal actions. I do not propose to comment on this litigation other than to say that the Company will continue to defend these actions whilst at the same time vigorously protecting its intellectual property rights.

Aristocrat will celebrate an important milestone in July 2006, namely the tenth anniversary of its listing on the Australian Stock Exchange.

Aristocrat's 1996 Prospectus offered the public 39.28 million shares at $2.90, 60.7 million share being retained by the original shareholders, valuing the Company at approximately $290 million. On 31 December 2005, the Company's 472 million shares were valued at $5.7 billion.

During the first ten years as an ASX-listed company, Aristocrat's share price appreciated by 1,699%. Over the same ten years, the ASX All Ordinaries Index moved from 2207 to 4708, an increase of 213%. An investment in Aristocrat over the period accordingly outperformed the ASX All Ordinaries Index nearly eight times over.

In the Company's 1996 Prospectus, it was noted that the world's largest gaming market for Aristocrat's products was the United States with approximately 380,000 machines followed by Australia with approximately 130,000 machines. Since that time, the popularity of gaming machine entertainment has increased significantly and continues to do so. The installed base in the United States is now estimated at in excess of 800,000 gaming machines while that in Australia has grown to almost 200,000 machines. In the year 2000, the Company established its operations in Japan, the largest gaming market in the world. In 2005 the Company's Japanese business sold over 98,000 machines, a record, although still a relatively modest share of the overall market.



1996 Prospectus

Aristocrat remains well positioned to take advantage of the continuing growth in global gaming.

The skill, loyalty and commitment of our employees has once again been a key factor underlying it's results. On behalf of the Board, I would like to thank the Chief Executive Officer and Managing Director, Paul Oneile, his senior management team and all the Company's enthusiastic staff around the world for their dedication and for the excellent contribution they made during 2005.

David Simpson



Chairman

Chief Executive Officer's Report

Overview

'Imagine the Possibilities' is a very appropriate theme for this year's annual report.

In 2005, the Company implemented a number of important growth initiatives as it continued the transition from a locally focused company to a major player in the international market. These initiatives are challenging all of us to 'imagine the possibilities' for Aristocrat's global businesses. Our vision is clear: we intend to become the leading global supplier of gaming solutions. Imagination, focus and creativity play major roles in achieving that vision.

The Company's businesses are growing in a careful and disciplined manner. Our acquisition of a 50% interest in the Elektronček Group in November and the securing of a distribution agreement with PokerTek Inc, a NASDAQ listed company, provide excellent examples of this. We have added important additional product lines while preserving and encouraging the enthusiasm and creative flair of the talented teams at these respective companies.

Financial Results

Revenue

Revenue increased by 15.3% to a record $1.3 billion. Revenue growth was driven by our American and Japanese businesses which together accounted for 67% of our revenue, with our international business now comprising 79% of total revenues.

Net Profit after Tax

Net profit after tax was $244.3 million, a 71.8% improvement on the $142.2 million reported for 2004. The key factors that influenced this result are set out in the Management Discussion and Analysis section of this Report pages 13 to 27.

Business Segment Review

Australia

Australia remains one of the world's most important gaming markets although the operating environment remains a challenging one. Segment Revenue was down 4.5% to $271.1 million reflecting the difficult regulatory environment. Notwithstanding these difficulties, Segment Profit increased 10.4% primarily due to sales of a greater proportion of premium products and the focus on software sales, whilst maintaining tight control of operating expenditure.

North America

Our North American business was the standout performer in 2005. Segment Revenue was $498.9 million, up 35.5% on the $368.3 million reported in 2004. The key driver of that growth was the increase in both unit sales, which increased by 43.1% to 17,613 units, and recurring (participation) revenue, which increased by 40.7% to US$108.5 million. Segment profit increased 78.2% to $182.3 million.

Japan

Segment Revenue was $373.7 million, an 11.0% increase on the $336.8 million reported for 2004 reflecting the success of our two major game launches in 2005, *Streetfighter 2*™ and *Kyojin-no-hoshi 3*™. The Company sold over 98,000 games during the year. Segment Profit increased 15.9% to $88.0 million.

Rest of the World

Revenue from all other international markets increased by 7.3% to $156.6 million reflecting continuing success in Asia (particularly Macau), increasing revenue from Europe (driven by Germany, Slovenia and Holland), an improved result in South Africa and a 29.5% improvement in the New Zealand market. Segment Profit improved 14.7% to $51.6 million.

A full overview of each of the Company's businesses is included in the Management Discussion and Analysis section of this Report pages 13 to 27.

Growth Framework

While I am very pleased with the outstanding 2005 results, my team and I are focused on ensuring that Aristocrat capitalises on the anticipated expansion in global gaming over the next 5 years.

Gaming remains in its infancy in many global markets. Modeling the size of this global potential requires making assumptions about the timing of legislation and the type of gaming allowed, and is therefore subject to inherent error. However, it is reasonable to expect that volume growth, excluding Japan, over a 5 year time frame could be in the order of 5 – 15% per annum compound.

This in turn means that the growth potential for Aristocrat is substantial. The challenge for us is to take advantage of the opportunities as they present themselves and to carve out strong market positions in each new territory where it is economically viable to do so.

Looking further ahead, I envisage great opportunities in 2007, 2008 and beyond. I think our optimism is well justified, given the number of new casinos that are currently under construction or for which there are firm plans.

Macau has some 12 casinos coming on line and with our current market share there, we are well positioned. Singapore is well advanced in its licensing process for its 2 casinos. Other Asian markets including Japan and Thailand are considering the introduction of casinos. Two new jurisdictions in the United States, Florida and Pennsylvania, should open up during the course of this year, while the licensing process in the UK and Russia is progressing.

Our core competencies lie in the development of video slots, gaming content and systems. We will leverage our skills in those areas. We now have an extensive global distribution capability, being licenced in well over 200 jurisdictions. We have the capacity to leverage that distribution network and broaden our product range.

I continue to believe that our organic growth opportunities are the most significant, offering the highest payback. The market will continue to consolidate and it is in that environment that much of our ongoing growth will occur. The introduction of new technology will enable our downloadable systems to be introduced globally over a period of time, starting in the largest markets.

We will continue to utilise our lower risk distribution model which has proven to be very successful in emerging markets.

Our business and strategic development team has been and will continue to be active in looking at various opportunities to grow our business. The parameters within which this team works remain unchanged. The focus is on opportunities to extend our patent portfolio and product base, rather than on an acquisition simply to increase market share.

During the past year we concluded two significant transactions aimed at broadening our product range, namely Elektroncek which designs and manufactures electro-mechanical gaming products and PokerTek which has developed a unique electronic poker table game. We have also placed ourselves in a strong strategic position in South Africa, where we have partnered with a highly credentialed local company.

Over the past year we have continued to build our infrastructure and improve our supply chain to ensure we are well positioned for the growth in global gaming markets. Specifically, we opened a number of new offices, including Macau, Osaka, Capetown and Moscow. The process of streamlining our supply chain continues, as we move more towards assembly rather than a manufacturer of each and every component in our cabinets.

Outlook

Whilst we are only a few months into this year, I am confident that there is positive momentum in the business. I believe we will continue to grow profitability and our share of the global market.

There are a number of uncertainties in some markets, including the timing of any uplift in the replacement cycle in Australia, continued growth in the overall North American market, regulatory and player acceptance of Regulation 5 games in Japan and stabilisation of the regulatory environment in Russia.

Beyond 2006, the outlook for the following few years also looks positive. The global gaming market continues to expand and as we gather momentum with our wider product range and as our new technologies are introduced to the industry, I am optimistic that our long-term objectives will be achieved.

A Distinctive Approach

The Company's products, people and history provide it with key competitive advantages. The expertise, enthusiasm, commitment and discipline of the Company's staff drove another outstanding result for shareholders in 2005 and continued to distinguish Aristocrat from its competitors. Aristocrat is well positioned for sustainable growth. Virtually all of our key products are performing on a 'best in class' basis for our customers. The Company is gaining global market share. Important new product lines are being added to our portfolio. Focus on financial discipline has never been stronger.

I would like to thank our team for their efforts in 2005. I have every confidence in the continued efforts of all staff this year and look forward to reporting on the progress we are making at the Annual General Meeting on 2 May 2006.



Paul Oneile
Chief Executive Officer and Managing Director

summary of global

Region	Segment Revenue 2005 $m	Segment Revenue 2004 $m	Segment Contribution Profit 2005 $m	Segment Contribution Profit 2004 $m	Performance Summary
Australia	**271.1**	283.8	**106.8**	96.7	- Premium product, software and cost focus - Success of the *Aristocrat Xtreme MysteryLink*™ and *Corrida de Toros*™ - *Player's Choice*™ continues to perform strongly - *Zorro*™† *Hyperlink*™ launched in November and performing well - Difficult regulatory environment
North America	**498.9**	368.3	**182.3**	102.3	- Record Result – Segment Revenue up 35.5% - Recurring revenue grew by 40.7% - Platform sales up 43.1% - *Zorro Unmasked*™† launched successfully during second half - *Reel Power*™ approved in Nevada - *Crown*™ slant top introduced - Launch of five reel stepper series - *OASIS*™ *Sentinel III*™ player interface hardware unveiled
South America	**13.5**	20.4	**4.9**	13.4	- Excluding the impact of legacy contracts, revenue improved 8.9% - Introduction of Spanish MKVI™ games
Japan	**373.7**	336.8	**88.0**	75.9	- Record 98,007 games sold - Over 23,000 *Streetfighter 2*™ games sold - Over 72,000 *Kyojin-no-hoshi 3*™ games sold - Osaka office opened - Regulation 5 uncertainty continues - Submission of first Regulation 5 games for approval

† 'Zorro' is a Registered Trade Mark owned by Zorro Productions, Inc.

operations

Region	Segment Revenue 2005 $m	Segment Revenue 2004 $m	Segment Contribution Profit 2005 $m	Segment Contribution Profit 2004 $m	Performance Summary
New Zealand	**37.3**	28.8	**15.0**	10.9	– Revenue up 29.5% despite difficult market conditions – Game design restrictions introduced – Successful launch of new flat screen monitor with Xceed™ MKV and MKVI upgrade packages
Other International	**105.8**	96.8	**31.7**	20.7	
Europe					– New Russian distributor appointed but decline in sales due to regulatory changes – Russian office opened – Non-Russian revenue up – *Hyperlink*™ *Loco Loot*™ rolled out successfully in Germany
Asia Pacific					– Increased market share in Macau to 40% – New Macau office announced – Sales to Malaysia and Cambodia growing
South Africa					– Improved sales driven by growth in Limited Payout Machine market and sales to other African jurisdictions – Sale of 28% interest to Black Economic Empowerment investment company (to be completed in 2006)



Aristocrat stand at the Australasian Gaming Expo,
21-23 August, 2005

Management Discussion and Analysis

Business Segment Review

Australia

	2005 $ Million	2004 $ Million	Variance $ Million	Variance %
Segment Revenue*†	**271.1**	283.8	(12.7)	(4.5%)
Segment Contribution Profit*	**106.8**	96.7	+10.1	+10.4%
Segment Margin	**39.4%**	34.1%	–	+5.3 pts

* Refer to Note 4 in financial statements
† Australian segment revenue excludes inter-segment sales

Segment Contribution Profit increased by 10.4% to $106.8 million despite Segment Revenue declining by 4.5% to $271.1 million. The continuing Segment Margin improvement reflects the success of the Company's premium product portfolio, particularly its range of *Hyperlink*™ products and continued focus on cost control in a challenging regulatory and competitive environment.

The fall in revenue reflects the impact of continuing legislative and regulatory restrictions on gaming and a slowing in the replacement cycle resulting from uncertainty amongst operators given, amongst other things, progressive gaming tax increases, the phasing in of smoking restrictions and the renewal of Victorian licences. As a result of these factors, the replacement cycle is estimated to have increased to approximately 12 years, compared with the 5 year cycle of only a few years ago. While platform unit sales were down, there was a 13.5% increase in the number of conversion sales.

The Company successfully launched a number of innovative mid-range bonusing products including *Aristocrat Xtreme*™ *MysteryLink*™ and *Corrida de Toros*™ ('Running with the Bulls').

Player's Choice™, the Company's multi-game product continues to perform strongly – particularly in its 'dollar pack' version. *Zorro*™† *Hyperlink*™, which was successfully launched in New South Wales in November, is also currently performing well. Both the multi-game and *Zorro*™† *Hyperlink*™ products are only available to operators through the Company's *Value Added Services Agreement*™ (*VASA*™) arrangements.

The Company's strategy in this difficult, mature and highly regulated operating environment is to focus on innovative premium product offerings and the development of a recurring revenue business model enabling the Company to derive an ongoing revenue stream from its best performing products. While the market is expected to remain difficult in the short-term, the Company is well positioned to benefit from any upside potential in the replacement cycle.

† 'Zorro' is a Registered Trade Mark owned by Zorro Productions, Inc.

The Americas

Platform unit sales increased by 43.1% to 17,613 units as the Company increased its share of Class III slot sales in the North American market. This reflects the growing demand for the Company's high-performing video slot products. The Company's games continued to grow in popularity, particularly in repeat player markets, due to their unique bonusing systems, high hit frequency, and distinctive style of play.

The Company received approval for the *OASIS*™ *PersonalBanker*™ Advanced Funds Transfer module, a state-of-the-art cashless solution that allows players to convert their loyalty points to cash at the gaming machine and upload and download cashable credits.

Another innovative *OASIS*™ product solution unveiled during the year was the *OASIS*™ Sentinel III™ player-interface hardware, the next generation of the *OASIS*™ floor network. An IP/Ethernet-based device, Sentinel III™ features downloadable multi-media graphics and sound capability and uses a touch screen interface powered by Aristocrat's *SpeedMedia*™ technology. The high-resolution visual display allows casinos to advertise player and hotel promotions at the gaming machine using a high-speed delivery system.

North America	2005 $ Million	2004 $ Million	Variance $ Million	Variance %
Segment Revenue*	498.9	368.3	+130.6	+35.5%
Segment Contribution Profit*	182.3	102.3	+80.0	+78.2%
Segment Margin	36.5%	27.8%	–	+8.7 pts

* Refer to Note 4 in financial statements

North America reported another record result with Segment Revenue improving by 35.5% to $498.9 million. On a local currency basis, this improvement was even greater with revenues increasing by 39.1%, year on year. This outstanding result was achieved principally by strong game and system sales together with an increase in the recurring revenue (participation) installed base. Segment Margin improved as a result of improved product mix, leverage of the operation's fixed cost base and ongoing focus on cost management and control.

The North American gaming market was relatively subdued for much of the latter part of the year, reflecting uncertainty of the impact of higher interest rates and fuel costs, the impact of Hurricane Katrina on gaming in the Gulf region and the absence of any significant new markets opening up. The market has also experienced a slow down in the replacement cycle following the accelerated replacement of machines in the early 2000's as operators embraced Ticket-In Ticket-Out (TITO) technology.

The Company's installed base of participation units increased from 5,294 at the end of 2004 to 6,159 at the end of the current year, generating some USD$108.5 million in revenue over the year, a 40.7% increase over the prior year. The net increase in the participation installed base was delivered despite delays in the game development and approval process which restricted the availability of new product during the first half and an estimated 250 unit adverse impact of Hurricane Katrina. Since the launch of a number of new products, including *Zorro Unmasked*™³ during the second half, the net install run rate has increased. The average fee per day, however, declined marginally as a result of a lower average mix of installed jackpot units compared to the prior year.

During the year, the Company's unique patented *Reel Power*™ game concept was approved in Nevada and an expanded version of the concept, *Super Reel Power*™, was approved by Gaming Laboratories, Inc. for introduction into most tribal and riverboat jurisdictions. The Company also received approval to place product in both Maine and Rhode Island and the Canadian provinces of Manitoba, Nova Scotia and Prince Edward Island.

Late in the year, the Company unveiled its new five-reel stepper series, featuring a 20-line, five-reel video style format designed to bridge the gap between stepper and video play. The new stepper games allow the Company to compete in the mechanical reel space, which comprises over 40 percent of the installed base of Class III slot machines.

At the same time, the Company also introduced its new *Crown*™ 'coinless' slant-top cabinet. This cabinet now enables the Company to compete for a larger segment of operator floors.

Systems revenue increased by 7.9% as a result of improved *OASIS*™ system sales and *Quickets*™ (Aristocrat's TITO technology) income. Continuing the momentum from 2004, the Company's installed base of *OASIS*™ systems customers continues to grow, marked by the celebration of the Company signing its 200th *OASIS*™ customer during the year. The *OASIS*™ system offers a price competitive product that meets the technological needs of all sizes of gaming operations and new *OASIS*™ upgrades and applications released during the year will further augment the systems offering.

Looking ahead, the Company remains confident that the North American business will continue to grow revenue and profitability, despite the current subdued state of the market. The primary growth drivers include share growth as the market moves from stepper to video product, success of the new stepper and slant offerings, and opportunities in new and emerging markets (including Florida and Pennsylvania) as well as continuing expansion of the installed base of participation units.

South America	2005	2004	Variance	Variance
	$ Million	$ Million	$ Million	%
Segment Revenue*	13.5	20.4	(6.9)	(33.8%)
Segment Contribution Profit*	4.9	13.4	(8.5)	(63.4%)
Segment Margin	36.3%	65.7%	–	(29.4) pts

* Refer to Note 4 in financial statements

Segment Revenue and Segment Contribution Profit declined by 33.8% and 63.4% respectively, primarily as the prior year result included revenue and profit of $8.0 million relating to collections on legacy contracts. Further collections on these contracts remain subject to legal recovery action. The non-recurrence of legacy contract collections was also the principal cause of the reduction in Segment Margin.

Excluding the impact of legacy contracts on the prior year, revenue improved year on year by 8.9% as the Company continued to gain momentum in the region. The Company installed its first *MKVI*™ video slot games in Argentina and Chile and completed its first installation of recurring revenue games in Panama. The Company is targeting the introduction of its *MKVI*™ games more widely throughout the region.

The South American business is expected to continue to make a modest, but increasing, contribution to results, moving forward, with the business growing through the expansion of supply to a select number of high credentialed customers, whilst remaining within strict risk parameters.

Segment Revenue and Segment Contribution Profit increased by 11.0% and 15.9% respectively, reflecting the increase in the number of units sold during the year. Segment Margin improved by 1.0 point to 23.5% due to the non-recurrence of inventory provisioning booked in the prior year, partially offset by higher product costs and trade-in allowances.

Japan

	2005 $ Million	2004 $ Million	Variance $ Million	Variance %
Segment Revenue*	373.7	336.8	+36.9	+11.0%
Segment Contribution Profit*	88.0	75.9	+12.1	+15.9%
Segment Margin	23.5%	22.5%	–	+1.0 pts

* Refer to Note 4 in financial statements

Game sales totalled 98,007, a record result. Virtually all of these sales were derived from the two games released in the year – *Streetfighter 2*™ which was launched in June 2005, delivering sales of 23,059 units and *Kyojin-no-hoshi 3*™ which was launched in October 2005, delivering sales of 72,205 units.

Kyojin-no-hoshi 3™ is the third of the successful *Kyojin-no-hoshi*™ *('Star of Giants')* game series originally released in 2003. The series is based on a Japanese manga cartoon relating to a legendary Tokyo baseball team, the Tokyo Giants, and the family of Hyuma Hoshi, the team pitcher.

The Company opened its Osaka office in August to co-ordinate sales in Southern Japan more efficiently. The Company also retained further agents to address areas of Japan that were not adequately covered in the past. These initiatives were key contributors to the record sales result.

On 1 July 2004, a new regulation (Regulation 5) was introduced which impacts on the design of pachislot machines and is likely, in the shorter term, to reduce their appeal generally (compared to pachinko games). All Regulation 4 machines must be removed from halls by 1 July 2007. The industry's first approval of a Regulation 5 game was received in the third quarter of 2005 and to date only a small number of Regulation 5 games have been released. While the majority of these games have not been successful, a few have performed to an acceptable level. After review of these games, the Company has now submitted a number of its own Regulation 5 games for approval.

The Company has also expanded its R&D teams to provide increased capacity to develop innovative Regulation 5 games.

Late in 2005, the Company committed to a further 20,000 unit production run of *Kyojin-no-hoshi 3*™ following its success in 2005 and unsatisfied market demand. Two thousand of these units were sold late in 2005, with the balance expected to be sold progressively during the first half of 2006, underpinning the 2006 first half result. Subject to approvals, the Company anticipates releasing a number of Regulation 5 games over the balance of the year. As a result of the uncertainty surrounding the acceptance of Regulation 5 in the market, it is difficult to predict the extent to which the success of the past few years will be repeated in 2006. The Company does however, remain confident of the longer term sustainability and growth potential of its Japanese operations.

New Zealand

	2005 $ Million	2004 $ Million	Variance $ Million	Variance %
Segment Revenue*	37.3	28.8	+8.5	+29.5%
Segment Contribution Profit*	15.0	10.9	+4.1	+37.6%
Segment Margin	40.2%	37.8%	–	+2.4 pts

* Refer to Note 4 in financial statements

Segment Revenue increased by 29.5% to $37.3 million and Segment Contribution Profit rose by 37.6% compared to 2004. Segment Margin improved from 37.8% to 40.2% due to improved product mix and a focus on cost control and operating efficiencies.

This result was largely driven by the sales achieved prior to the 1 October 2005 deadline for player information display equipped gaming machines.

New legislation has restricted the number of gaming machines that non-casino operators may acquire and imposed a number of new 'responsible gaming' restrictions on machine design. These developments together with smoking restrictions and the proposed introduction of an Electronic Monitoring System have resulted in venue closures and a reduction in demand for product. In addition, the processing of venue licensing applications has been a major issue.

Despite these challenges, the New Zealand business successfully marketed a new flat screen monitor with *Xceed™ MKV* to *MKVI* upgrade packages and 'Mystery' signage packages.

The adverse market conditions appear unlikely to improve in the short-term. Trading results are therefore expected to remain relatively flat in the immediate term.

Elsewhere in the region, sales to Malaysia and Cambodia showed healthy growth.

While the Company is optimistic about the growth potential of the Asia-Pacific region, future results will be influenced by the timing of openings of major new casinos in the region, mainly in Macau and Singapore, with the majority of these likely in 2007.

Other International

	2005 $ Million	2004 $ Million	Variance $ Million	Variance %
Segment Revenue*	105.8	96.8	+9.0	+9.3%
Segment Contribution Profit*	31.7	20.7	+11.0	+53.1%
Segment Margin	30.0%	21.4%	–	+8.6 pts

* Refer to Note 4 in financial statements

Segment Revenue from other international markets was up 9.3% on the prior year and Segment Contribution Profit increased 53.1% to $31.7 million. The increase in both Segment Revenue and Segment Contribution Profit is mainly due to the Company's strong performance in the Asia-Pacific and South African regions which more than offset a decline in results from Russia.

Asia-Pacific

Asia-Pacific results showed strong growth, primarily driven by sales to Macau.

The Company's products continued to perform strongly at the Sands Macau. Overall market share of the Macau market as a whole (approximately 3,000 gaming machines) is in excess of 40%. In order to support the substantial growth which is anticipated over the next few years, the Company plans to open a new office in Macau in the first quarter of 2006.

Europe

European profitability was impacted by a decline in sales to Russia as the Company transitioned to new distribution arrangements and as regulatory changes impacted the overall market. In April, the Company announced the appointment of a new Russian distributor, SIA Megalmpex, part of the SmartGames group of companies, a leader in the Russian gaming sector. An office in Moscow was also opened to support sales and service in the market. However, unforeseen regulatory changes to the Russian licensing environment were announced during the year which have significantly impacted sales for all suppliers. Once resolved, these changes should increase the attractiveness and size of the addressable Russian market.

Non-Russian Segment Revenue increased, reflecting the continuing success of *Hyperlink*™ sales. In Germany, *Hyperlink*™ *Loco Loot*™ was rolled out and revenue tripled compared to the corresponding period in 2004. *Hyperlink*™ products are now placed in twelve European jurisdictions.

In the United Kingdom (UK), the *Gambling Act* was passed and will lead to an expansion of the UK market over the next few years.

Over the past year, the Company has significantly strengthened its European business. While profitability will be impacted in the short-term due to the higher resultant cost structure, the Company is now well placed to capitalise on opportunities in the region including the anticipated renewed expansion in the Russian market and the opening up of the UK market.

The Company expects European results in 2006 to improve but they will be largely dependent on the satisfactory resolution of the Russian regulatory environment.

South Africa

South African results improved significantly compared to the prior year, driven largely by growth in the Limited Payout Machine market, sales into markets outside of South Africa and casino management systems sales. The Company maintained its position as a major supplier in this market.

In July, the Company agreed to sell a 26% interest in the South African business to Yabohle Investments (Pty) Limited, a consortium led by Matemeku Investments (Pty) Limited, a leading Black Economic Empowerment investment company. The profit on this divestment will not be recorded until all conditions of sale have been satisfied. This is expected to occur in the first half of 2006.

Given the Company's strong market position and presence in the region, results are expected to continue to improve over 2006.

Research and Development

Games and Platforms

2005 was an excellent year for new game concepts.

In Japan, the Company developed and sold *Streetfighter 2*™ and *Kyojin-no-hoshi 3*™, which each proved outstanding successes.

The key game concepts delivered to the rest of the world in 2005 and successfully demonstrated at the two major trade shows, the Australasian Gaming Expo ('AGE'[1]) in Australia and the Global Gaming Expo[2] ('G2E'[2]) in the United States include:

- *Outback Jack*™, further demonstrating the successful DSAP ('Double Standalone Progressive') format;
- *Corrida de Toros*™, a stunning new game which will lead to additional follow-up games with consistent performance of over 150% of floor averages;
- *Cashman Tonight*™, a major release of our successful *Players Choice*™ format, leveraging the *Cashman*™ series of games.



巨人の星

Kyojin-no-hoshi 3 launch brochure


Corrida de Toros artwork

In addition, the new *Zorro*™[3] link was delivered to the United States.

The Company also introduced its unique patented *Reel Power*™ game concept in Nevada.

In terms of hardware development there was significant ongoing research into the use of 3D graphics. The continuing modularisation of cabinets permitted the achievement of significant efficiencies in the supply chain (see Global Supply Chain at page 21). This process of modularisation also involved the restructure and redesign of the existing US cabinet to facilitate outsourcing of a number of the modules. During the year, the design of a cabinet to support new server based gaming concepts was also completed. In addition, the design and specifications for a cabinet compliant with the reduction of hazardous substances legislation being introduced in many jurisdictions is in progress.

1 AGE is a registered trade mark of the Australasian Gaming Machine Manufacturers Association.
2 © 2005 Reed Exhibitions, a division of Reed Elsevier Inc., and the American Gaming Association.
3 Zorro is a Registered Trade Mark owned by Zorro Productions, Inc.

The regulatory environment saw significant changes in both New Zealand and Queensland during the year. In New Zealand, there were changes associated with the adoption of player information displays, interruptive messaging and other responsible gaming initiatives which necessitated a redesign of games technology for that market. The new software has been delivered to the New Zealand authorities for approval and, subject to that approval, release by mid 2006. This type of functionality is being demanded in more and more jurisdictions. In Queensland, a new protocol was introduced, QCOM 1.6, which will also be required by certain customers outside of the Queensland market.

In Japan, the Company increased its research and development resourcing and capability in preparation for Regulation 5 games.

Systems

A major focus and achievement of the North American engineering team was the development of a version of the *OASIS*™ Casino Management System to address mandatory regulatory changes in the State of Nevada which impact on more than 50 Systems customers.

2005 also saw the continued implementation of the *Prime*™ strategy for advanced systems functionality. This strategy, which is designed to incrementally deliver next-generation technology to the Company's global customer base for casino management systems, calls for the deployment of a fully scalable, locale-independent platform on top of which market-specific applications can be built. The platform combines the intellectual property of the Company's broad range of casino management systems products and market-specific applications. Substantial development work was involved in the creation of *Blackbart Prime*™ and *Poller*™ *Prime*™, two essential elements of the system for slot accounting and real time floor management capabilities, respectively.

System 6000™, the premier high-end casino product outside North America, is an amalgam of functionality developed both in-house and through a series of key technology acquisitions during the past fifteen years.

As the Company's long-range plan is a migration to the *Prime*™ strategy, the decision was made in 2005 to re-architect *System 6000*™ using a single set of technologies that are consistent with an easier migration to *Prime*™. The re-architected product, *System 7000*™, consolidates the *Informix*™/*Oracle*™ tandem thereby simplifying the product and reducing the maintenance burden both for the Company and its customers. In developing *System 7000*™ many elements of *System 6000*™ functionality have been redeveloped using *Microsoft.NET*™ technologies, thereby further facilitating the transition to *Prime*™ at a later date. The first release of *System 7000*™ will be towards the end of the first quarter in 2006.

In addition to the work on these key software modules, the Company is finalising the development of *Sentinel III*™, the newest version of the Company's Player Tracking Module. With its touch-screen colour display, *Sentinel III*™ will be installed inside every gaming machine that is connected to the *OASIS*™ casino management system, thereby facilitating communication between the gaming machine and the system. *Sentinel III*™ will be available for use with other systems products of the Company.

To address the gaming industry's growing interest in downloadable content delivery, a strategy for both content management and product performance analysis has been adopted. A pilot program will be underway in the second half of 2006 incorporating the development of first-generation hardware and software for accomplishing seamless and near-instant game conversions.

The development and field trial of Electronic Credit Transfer functionality for *Aristocrat System Xpress 2.0*™ was completed in December 2005 thereby ensuring the launch of this important new technology early in 2006. Coupled with improvements to the product's usability and look and feel, the new version is well suited to meet the needs of the hotel and small club market segment. The *Aristocrat System Xpress*™ Low Cost Player Marketing Module received approval in New South Wales during the year.

5 Informix® is a trademark of Informix Corporation.
6 Oracle® is a trademark of Oracle Corporation.
7 Microsoft and Microsoft.NET are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries.

Supply Chain





The new Automated Cabinet Welding Line was designed and installed (i) to address occupational health and safety issues by reducing manual handling risks, (ii) to improve welding consistency and quality and (iii) to reduce costs. The Automated Cabinet Welding Line completes the automation of the cabinet manufacture process. It was commissioned during the second half of 2005.

The principal achievements of the Company's Supply Chain operations included risk reductions, productivity improvements, establishment of a supplier base in Asia, reduction in inventory, complexity reductions, successful cost reduction measures and the commissioning of an integration centre in the United States.

Historically, the Company was a vertically integrated manufacturer with its primary manufacturing site located in Sydney, Australia. These operations comprised a range of functions in component manufacture, sub-assembly and final assembly with associated administration and logistics support. The Sydney manufacturing facilities are supported by a finishing operation in Las Vegas and technical workshops in New Zealand, South Africa and the United Kingdom.

The philosophy of operations is being transformed from a traditional vertically integrated manufacturer to a 'supply chain' model with a network of global suppliers delivering to integration centres located within major markets. Based on the Sales & Operations Planning ('S&OP') process, key sub-assemblies and modules are purchased from strategic global suppliers and delivered to the integration centres located within the major markets. The modules are assembled into machines and configured to meet the requirements of specific customer orders prior to final testing, consolidation and delivery.

During 2005, significant progress was made in the implementation of the global supply chain. A number of strategic global suppliers, located predominantly in Asia, were identified and have been incorporated into the Aristocrat supplier network.

An integration centre and logistics hub were developed and commissioned in the United States to support the continued growth in that market.

Australian operations have been consolidated as the transition from a manufacturing operation to an integration centre are finalised. To support this transition, a number of processes within the Australian operations were discontinued and a number of key processes automated.

The effectiveness of the supply chain process in Japan was evident from the success achieved with *Kyojin-no-hoshi* 3™, the first game fitted to a Japanese cabinet that was fully designed by Company staff. *Kyojin-no-hoshi* 3™ achieved a 100% 'plug and play' success rate due to the strict control of vendor components and thorough quality assurance checking at every point in the supply and integration process. This represented a significant step forward for the Japanese integration team.

Our People

Aristocrat's people are fundamental to the Company's performance and long-term success.

The knowledge, experience and expertise of our people is one of our most valuable assets and the Company invests considerable resources to ensure that we continue to attract, retain and develop the best people to build on the success of our business.



Ten year employee celebration in Las Vegas



Long service awards in Sydney

As a dynamic global organisation progressively expanding into new markets internationally, the Company is able to attract the best people by offering interesting and challenging career, learning, and development opportunities across the organisation and promoting a performance culture that is linked to a competitive remuneration and benefits strategy.

The learning and development programs provided by Aristocrat are focussed on on-going education, coaching and support for our people as they develop in their careers, and growing the capabilities of our organisation to meet our global resourcing requirements.

The Company has a strong culture of developing and promoting people from within its businesses and providing opportunities to staff to take on new roles and challenges.

This is demonstrated by the number of senior staff in the Company who have progressed through the organisation, having developed their expertise and experience in different roles and businesses globally.

More than 500 of our staff have been with the Company for in excess of ten years which is a testament to the commitment and qualities of our people. We value our long-term employees and recognise and celebrate their loyalty and service through the Annual Aristocrat Service Awards.

The expertise and experience of our long-term employees is paramount to our success to date. This knowledge and expertise is shared with other employees through on-the-job training and training programs so that our people can effectively grow the business further.

Aristocrat is committed to ensuring a safe and secure work environment to minimise the risk of work-related injuries. The Company's Global Occupational Health and Safety Program has been a great success and further initiatives and resources are now in place to build on this success.

Aristocrat embraces a diverse population of people from around the world who collaborate as one global team contributing to the Company's long-term performance.

Management Discussion and Analysis

Financial Report

As a result of the Company's implementation of the Australian equivalents to International Financial Reporting Standards (AIFRS) from the commencement of the current year, comparative financial results have been re-stated to comply with AIFRS. Further details of the impact of AIFRS on the current and prior year results are set out later in this report and in Note 34 to the financial statements. Throughout this report, unless otherwise stated, all current and prior year financial information is stated in accordance with AIFRS requirements.

Summary

Key performance indicators for the current and prior year are set out below:

	2005	2004	Variance	
	$ million	$ million	$ million	%
Total Revenue from Ordinary Activities	**1,317.0**	1,142.3	+174.7	+15.3%
Earnings before Interest and Tax (EBIT)	**358.4**	230.0	+128.4	+55.8%
Profit after Tax	**244.3**	142.2	+102.1	+71.8%
Net Working Capital/Revenue	**3.4%**	9.4%	n/a	(6.0)pts
Operating Cash Flow	**393.2**	250.0	+143.2	+57.3%
Closing Net Cash	**183.7**	119.6	+64.1	+53.6%
Earnings Per Share (Fully Diluted)	**51.1c**	29.2c	+21.9c	+75.0%
Total Dividends Per Share	**30.0c**	8.0c	+22.0c	+275.0%

The Company's financial position has continued to strengthen with solid underlying trading performance resulting in a record full year Profit After Tax, up 71.8% on the AIFRS adjusted prior year result. Cash flow performance was again a highlight, with operational cash flow increasing 57.3% to $393.2 million, representing 29.9% of revenue. At period end, cash on hand exceeded debt by $183.7 million, a $64.1 million improvement over the year, despite $269.5 million being returned to shareholders through dividends and other capital management initiatives during the year.

Fully diluted earnings per share increased 75.0% to 51.1 cents per share, while the total dividends for the year increased by 275.0% to 30 cents per share. Franking of the dividend payout was restored at the time of the interim dividend announced in August 2005, following the utilisation of prior year tax losses. Distributions to shareholders in respect of the 2005 year, comprising dividends paid and payable and the 21.0 cents per share capital return paid in July totalled 51.0 cents per share.

This result continues to demonstrate the strength of the Company's products in the expanding global gaming market and management's continued focus on driving shareholder value through both bottom line results and balance sheet management.

Income Statement

The Company reported a record full year Profit After Tax of $244.3 million. This result is a 71.8% improvement on the $142.2 million profit reported in the prior year. The financial results for the year are summarised on the following page.

Revenue

Total segment revenue increased by $165.4 million (up 14.6%) to $1,300.3 million. After eliminating the impact of the generally stronger Australian dollar compared to the prior year, underlying local currency revenue growth was actually up $223.2 million or 19.7%.

While overall reported revenue increased substantially, the revenue results of individual businesses varied significantly. Australian revenue declined modestly (4.5%, $12.7 million) despite a 19.5% fall in unit sales, reflecting the maturity of the market and the difficult operating environment. The North American business increased revenue by $130.6 million (up 35.5%) driven by strong demand for the Company's products. South American revenue fell 33.8% ($6.9 million) due to the prior period result benefiting from $8.0 million of collections on legacy contracts. The improved revenue result in New Zealand (up 29.5%, $8.5 million) was achieved despite a difficult market environment. In Japan, revenue increased $36.9 million (up 11.0%) as unit sales increased to a record 98,000 following the successful launch of *Streetfighter 2™* and *Kyojin-no-hoshi 3™*. In other regions, revenue performance was mixed with South Africa and Asia-Pacific showing strong growth as the Company captured healthy shares of these expanding markets, while European revenues declined as a result of disruption to sales in Russia as the Company transitioned to a new distributor and new regulatory requirements were announced.

These results are discussed in more detail in the Business Segment Review.

Earnings

EBIT improved by 55.8% or $128.4 million compared with 2004. This improvement reflects a net $108.8 million increase in contributions from business segments coupled with a net $19.6 million reduction in unallocated expenses.

The improvement in the overall contribution from business segments was predominantly driven by the North American business where profitability increased $80.0 million, while all other business segments also contributed double digit percentage improvements, with the exception of South America due to the impact of legacy contracts on the prior year result.

The business segment margin improved by 4.8 points to 33.0%, with all business segments, except South America, improving profitability relative to sales over the year. This is the third consecutive year of segment margin improvement, having increased from 20.2% and 28.2% in 2003 and 2004 respectively. This improvement reflects improved product mix, higher average selling prices and the continued focus on cost control and leverage of the business's infrastructure.

Net unallocated expenses fell $19.6 million (down 21.8%) mainly due to the impact of a number of individually significant, potentially non-recurring items. The most significant of these items impacted the 2004 comparative as a result of a $40.7 million realised foreign exchange loss on the settlement of an intercompany funding account being recognised through the income statement under newly adopted AIFRS (under prior accounting standards, this was accounted for as a reserve movement only). In the current year, Corporate/other expenses were impacted by the recording of a $7.6 million cost resulting from the adoption of an alternative employee benefit calculation methodology, predominantly relating to prior years.

Excluding the impact of these items, net unallocated expenses increased $13.5 million (up 27.4%) to $62.7 million. This was due to a $6.9 million (11.7%) increase in research and development costs and a $12.2 million (72.9%) increase in legal costs, partially offset by improved efficiencies and recoveries in manufacturing.

Interest income exceeded expense by $5.6 million, compared to a net interest charge of $4.5 million in the prior year, reflecting substantially higher average cash balances year-on-year. Interest expense relates primarily to the US$130 million of convertible bonds, redemption of which is currently subject to legal action.

	Segment Revenue			Profit / (Loss)			% Margin		
	2005 $m	2004 $m	Var %	2005 $m	2004 $m	Var %	2005 %	2004 %	Var pts
Segmental Results									
Australia	**271.1**	283.8	-4.5	**106.8**	96.7	10.4	**39.4**	34.1	5.3
North America	**498.9**	368.3	35.5	**182.3**	102.3	78.2	**36.5**	27.8	8.7
South America	**13.5**	20.4	-33.8	**4.9**	13.4	-63.4	**36.3**	65.7	-29.4
New Zealand	**37.3**	28.8	29.5	**15.0**	10.9	37.6	**40.2**	37.8	2.4
Japan	**373.7**	336.8	11.0	**88.0**	75.9	15.9	**23.5**	22.5	1.0
Other International	**105.8**	96.8	9.3	**31.7**	20.7	53.1	**30.0**	21.4	8.6
Total Segmental Results	**1,300.3**	**1,134.9**	**14.6**	**428.7**	**319.9**	**34.0**	**33.0**	**28.2**	**4.8**
Unallocated Expenses							% Revenue		
Group R&D Expense				**(65.8)**	(58.9)	11.7	**-5.1**	-5.2	0.1
Foreign Exchange				**2.0**	(40.1)	-105.0	**0.2**	-3.5	3.7
Corporate/Other				**(6.5)**	9.1	-171.4	**-0.5**	0.8	-1.3
Total Unallocated Expenses				**(70.3)**	**(89.9)**	**-21.8**	**-5.4**	**-7.9**	**2.5**
Earnings Before Interest and Tax				**358.4**	**230.0**	**55.8**	**27.6**	**20.3**	**7.3**
Interest				**5.6**	(4.5)	-224.4	**0.4**	-0.4	0.8
Profit Before Tax				**364.0**	**225.5**	**61.4**	**28.0**	**19.9**	**8.1**
Profit After Tax				**244.3**	**142.2**	**71.8**	**18.8**	**12.5**	**6.3**

Tax

The effective tax rate for the year of 32.9% is lower than the 2004 effective tax rate of 36.9% as a result of earnings mix and the inclusion of a $5.5 million expense in the prior period relating to prior year tax return adjustments. The effective tax rate will generally exceed the Australian statutory rate of 30% due to permanent differences including non-deductible expenses, withholding tax on the repatriation of overseas dividends and overseas tax rate differentials. There was, however, no withholding tax leakage on overseas dividends during the current year.

Brought forward Australian tax losses were fully utilised in 2004 and the Company has recommenced paying Australian tax. As a result, the 2005 interim dividend paid in September 2005 and the final dividend payable in March 2006 are fully franked.

In overall terms, the franking outlook continues to remain positive. However, given the international structure of the Company and the increasing proportion of offshore earnings, it is not possible to reliably determine the extent to which future dividends will be franked.

Earnings Per Share

The Company's record full year Profit After Tax, combined with only a nominal increase in the weighted average number of shares, has resulted in basic earnings per share increasing from 29.9 cents to 51.4 cents (up 71.9%). Fully diluted earnings per share were 51.1 cents compared to 29.2 cents in the prior year (up 75.0%).

Balance Sheet

The Balance Sheet can be summarised as follows:

	2005 $ Million	2004 $ Million
Net Working Capital	44.9	107.0
Other Current/Non-Current Assets	83.2	72.4
Property, Plant and Equipment	116.5	117.5
Intangibles	76.2	72.6
Other Current/Non-Current Liabilities	(128.6)	(119.4)
Net Tax Balances	(24.3)	4.8
Funds Employed	167.9	254.9
Net Cash	183.7	119.6
Shareholders' Funds	351.6	374.5

Net Working Capital fell from $107.0 million at 31 December 2004 to $44.9 million. This fall was largely driven by the phasing of receipts and payments associated with the sale of *Kyojin-no-hoshi 3*™ in Japan in the last quarter of the year. The overall result was also impacted by higher receivable levels in Australia due to a greater proportion of sales in the final quarter and an increase in the placement of product under the Company's *Value Added Service Agreements*™ *(VASA)*™. Overall, inventory levels (excluding Japan) declined 3.1%. The combination of the decline in net working capital and higher revenue saw net working capital as a percentage of the last 12 months' revenue fall from 9.4% at 31 December 2004 to 3.4% at year-end. Over the medium term, an average net working capital to revenue ratio of closer to 10% is more sustainable in the absence of distortionary factors caused by game releases in Japan – the monthly average over the first half of 2005 prior to the release of *Kyojin-no-hoshi 3*™ was 8.8%. Net working capital results in individual months will always remain subject to fluctuation as a result of particular trading initiatives such as major product launches.

Other Assets increased $10.8 million, reflecting the transfer of legacy South American receivables (which have been fully deferred) to non-current receivables given collection remains subject to litigation.

Property, Plant and Equipment decreased marginally, as a result of depreciation and disposals exceeding the increase in the installed base of participation units in North America and Australia. Total capital spend on participation units was $25.6 million with ongoing 'stay-in-business' capital expenditure amounting to $9.9 million.

Excluding foreign exchange translation impacts, goodwill intangible balances remain unchanged from those reported at 31 December 2004. Under AIFRS, goodwill is no longer amortised.

Other Liabilities increased $9.2 million to $128.6 million as a result of higher Progressive Jackpot Liabilities in North America combined with higher revenue billed in advance primarily from *VASA*™ in Australia.

Net Tax Balances changed by $29.1 million over the year, reflecting the increase in tax payable as a result of the stronger trading performance.

In overall terms, net assets decreased from $374.5 million to $351.6 million while net tangible assets declined from $301.9 million to $275.4 million. The primary drivers of these reductions were the $100.4 million capital return and $128.4 million spent on share buy-back programs including purchases under the employee share trust during the year, offset by the net increase in undistributed profits.

Statement of Cash Flows

Effective cash flow management continues to be one of the Company's key strategies. This continued focus resulted in a further improvement in cash generation over the year, with cash generated from operations increasing from $250.0 million to $393.2 million, representing 29.9% (2004 – 21.9%) of revenue. Operating cash flow was favourably impacted by the phasing of receipts and payments associated with the release of *Kyojin-no-hoshi 3*™ late in the year. These favourable impacts, estimated at $60 – $70 million, are expected to unwind in the first quarter of 2006 and when combined with generally higher tax payments arising from the improved results, will negatively impact reported operating cash flow in the first half of 2006.

Strong cash flows meant that the Company did not need to utilise its $305.0 million of bank facilities, with only the USD130 million of convertible bonds remaining outstanding as the Company's call for redemption remains subject to resolution by the Court. Cash on deposit rose from $286.0 million at 31 December 2004 to $359.5 million at the end of the year.

The movement in net cash (cash less bank and other debt and convertible bonds), after eliminating foreign exchange movements is set out on the following page.

The strong EBITDA result, coupled with interest income exceeding interest expense for the first time since 2000 and the continued focus on working capital management, offset in part by higher tax payments, resulted in a 57.3% improvement in operating cash flow. Higher taxes paid reflect the improvement in operating results and the recommencement of Australian tax payments as prior year losses have been utilised.

	2005 $ Million	2004 $ Million
Net cash/(debt) - opening balance	**119.6**	**(70.2)**
EBIT	358.4	230.0
Depreciation and amortisation	39.7	35.9
EBITDA	398.1	265.9
Net (profit)/loss on sale of non-current assets	(0.1)	0.7
Net foreign exchange differences	2.5	40.2
Net interest received/(paid)	6.6	(2.6)
Expensing of costs of share-based payments	7.7	6.0
Net tax paid	(65.9)	(52.3)
Change in operating assets and liabilities	44.3	(9.9)
Net cash inflow from operating activities	**393.2**	**250.0**
Net cash outflow from investing activities	(36.9)	(47.4)
Proceeds from share issues and exercise of options	15.2	19.9
Payments for shares bought back	(102.4)	(10.7)
Payment for capital return	(100.4)	–
Payments to employee share trust	(26.0)	–
Repayment of borrowings	(0.1)	–
Dividends paid	(66.7)	(29.6)
Movement in net cash	**75.9**	**182.2**
Effects of exchange rate changes on net cash	(11.8)	7.6
Net cash – closing balance	**183.7**	**119.6**

The change in operating assets and liabilities resulted in a net $44.3 million cash inflow comprising a $62.1 million decrease in net working capital partially offset by the movement in net tax balances, and an increase in non-current receivables and progressive jackpot liabilities.

The net cash outflow from investing activities decreased $10.5 million to $36.9 million, which reflects the lower additions period-on-period to the installed base of participation units in North America. Approximately 72% of current period capital expenditure relates to participation unit placements.

Cash from share issues in the current year results from the exercising of employee share options, while in 2004 these predominantly relate to the underwriting of the final dividend paid in respect of the 2003 financial year.

$102.4 million was spent acquiring 9.1 million shares under the Company's share buy-back programs during the year. In addition, the Company returned $100.4 million (including transaction costs) to shareholders via a capital return paid in July 2005. The Company also spent $26.0 million acquiring 2.2 million shares to satisfy obligations under employee share-based remuneration plans during the year.

The depreciation of the Australian dollar against the US dollar since 31 December 2004 resulted in a $11.8 million increase in the Australian dollar value of the Company's foreign denominated net debt.

Cash flow in the statutory format is set out in the financial statements.

Dividends

A final dividend in respect of the year ended 31 December 2005 of 20 cents per share ($93.8 million) has been declared and will be paid on 24 March 2006 to shareholders on the register at 5:00pm on 10 March 2006. This dividend will be fully franked. The Directors have determined that the Dividend Reinvestment Plan will not operate in respect of this dividend.

An interim dividend of 10 cents per share ($47.6 million) was paid on 21 September 2005. The total dividend paid and payable in respect of the 2005 year amounts to 30 cents per share, fully franked compared with 8 cents per share, unfranked in the prior year.

Capital Management

Given the Company's strong cash flows and financial position, it has continued to proactively evaluate and initiate capital management opportunities. From an overall strategic capital management perspective, the Company's objectives are to maintain a conservative funding structure, which provides sufficient flexibility to fund the operational demands of the business and to underwrite any strategic opportunities.

Taking this into account, the Company has progressed a number of capital management initiatives over the past 12 months:

- an on-market share buy-back program of up to $100 million was announced in August 2004. This program, which was 10.7% complete at the start of 2005, was concluded during the year with a total of 9.5 million shares bought back at an average price of $10.51 per share;
- in July 2005, the Company returned 21 cents per share ($100.4 million including costs) to shareholders via a capital return;
- as part of the 2005 half year results release in August 2005, the Company announced its intention to acquire shares on-market in anticipation of satisfying outstanding contingent obligations in respect of share and option-based remuneration plans. In doing so, the Company aims to mitigate the dilutionary impact of share issues which would otherwise be necessary to satisfy such obligations as they crystallise. By 31 December 2005, a total of 2.2 million shares at an average price of $11.79 per share (total cost $26.0 million) had been acquired under this program. At the date of this report, further purchases had taken the total number of shares purchased to 2.9 million at an average price of $11.83 per share, leaving 3.3 million shares to acquire before all current outstanding, unvested commitments are covered. The Company anticipates completion of purchases to cover these outstanding contingent obligations prior to 30 June 2006 and will consider further purchases as necessary to mitigate the dilutionary impact of any further share-based remuneration grants;
- in November 2005, subsequent to the conclusion of the first share buy-back program, the Company announced a second $100 million share buy-back program. By 31 December 2005, a total of 1.1 million shares at an average price of $12.08 per share (total cost $13.0 million) had been acquired under this program. At the date of this report, further purchases had taken the total number purchased to 2.5 million shares (total cost $29.8 million) at an average price of $11.92 per share. The Company anticipates continuing this program over the balance of 2006.

In addition, as part of the Company's overall capital management strategy, in December 2004, the Company called for redemption of its US dollar convertible bonds. This redemption continues to remain subject to legal proceedings. In the interim, on legal advice, and whilst preserving its rights, the Company has continued to pay and expense interest on these bonds.

The Company remains confident that these initiatives leave it with ample financial flexibility and are consistent with its overall capital management objectives. The outlook for cash flow remains positive, with the business requiring limited capital investment to grow organically combined with tight controls over working capital and continued focus on cash flow management. The Company will continue to proactively review capital management initiatives on an ongoing basis.

* EBITDA and Interest Expense are based on the preceding 12 months results

Banking Facilities

The Company had committed, undrawn banking facilities of $305.0 million at year end ($106.9 million at 31 December 2004). During the year, the Company replaced its principal prior facilities with a $300.0 million Multicurrency Revolving Facility Agreement. The Company remains confident that, given the strong cash generation of the business and the substantial cash on hand which totalled $359.5 million at year end, this facility remains adequate to meet the ongoing requirements of the business and provide sufficient flexibility to enable the Company to execute strategic opportunities as they arise.

Debt Ratios

The Company's interest and debt coverage ratios remain very strong:

	2005	2004
Debt/EBITDA*	0.4X	0.6X
Net Debt (Cash)/EBITDA*	(0.5)X	(0.4)X
EBITDA*/Interest Expense*	35.4X	22.3X
Debt/Equity	50.0%	44.4%
Net Cash/Equity	52.3%	31.9%

* EBITDA and Interest Expense are based on the preceding 12 months results.

For financial management purposes, the Company pays particular attention to the interest cover ratio (EBITDA/Interest Expense) as it reflects the ability of the Company to service its debt and is regarded as more relevant than gearing calculations.

Credit Rating

Standard & Poor's last reviewed the Company's credit rating in April 2005, resulting in its credit rating being increased from BB to BB+. The Company continues to consider that this rating does not reflect its underlying creditworthiness given the demonstrated and sustained improvement in its performance over the past two years, its strong cash flow generation, very conservative interest and debt coverage ratios and when compared with ratings of its international peers.

Foreign Exchange

Individual assets and liabilities denominated in foreign currency have been impacted by movements in foreign exchange rates since 31 December 2004. In net terms, however, the impact of the re-translation of foreign denominated assets and liabilities taken to the foreign currency translation reserve amounted to only $4.7 million.

The Company applies exchange rates prevailing at the reporting date in translating the overseas balance sheets of controlled entities. Generally, the Company translated profits earned offshore at the month end rate for each month.

In the current period, total revenue from ordinary activities and net profit after tax were unfavourably impacted by $57.9 million and $12.5 million respectively as a result of the translational impact of the stronger Australian dollar compared with 2004. The transactional foreign exchange impact is complex and has not been quantified for this report, as these are subject to ongoing change given the difficulty in assessing the actual realisation of timing differences of the various currency cash flows and their recognition through the Income Statement. These exposures do however, remain subject to active monitoring and risk management.

Despite the existence of partial natural hedges reducing the transactional impact of foreign exchange movements on profitability, the Company's reported results will still be subject to fluctuation in total and at individual reported income and expense levels as the Australian dollar translated equivalent of foreign denominated amounts varies as exchange rates change. Translational exposures are accounting in nature and are not hedged, other than naturally where possible.

Given the current profitability and mix of the Company's business, the major exposures to translational foreign exchange result from the Company's USD and Yen profits. A USD 1 cent change in the USD/AUD exchange rate results in an estimated $1.5 million translational impact on the Company's reported profit after tax, while a 1 Yen change in the JPY/AUD exchange rate has a corresponding $0.6 million impact. These impacts will vary as the magnitude of overseas profits change.

Foreign exchange rates compared with prior periods for key currencies are shown below:

AUD:	31 December 2005	31 December 2004	Average* 2005	Average* 2004
USD	0.7370	0.7818	0.7645	0.7422
JPY	87.48	80.86	85.31	80.31
NZD	1.0871	1.1012	1.0946	1.1200

* Average of monthly exchange rates only. No weighting applied.

Accounting and Reporting Developments – Australian Equivalents to International Financial Reporting Standards

The Company implemented AIFRS for the first time effective 1 January 2005. The key impacts on the results include the amortisation of share-based payments (reduction in post-tax profit of $7.7 million in the current year) and the cessation of the amortisation of goodwill (increase in post-tax profit of $3.3 million). In addition to corresponding adjustments to the 2004 results, the comparative financial results were also impacted by the requirement to recognise a pre-tax realised foreign exchange loss of $40.7 million (post-tax $28.4 million) on the settlement of an intercompany funding account as an expense in the Income Statement. Under prior accounting standards, this amount, which represents cumulative net foreign exchange retranslation profits and losses recognised in the foreign currency translation reserve, was treated as a reserve movement to retained earnings. The current and prior corresponding period post-tax results would have been $3.8 million and $32.5 million respectively higher than reported, had the Company continued to apply prior period accounting standards. Further details on the impacts of adopting AIFRS are set out in Note 34 to the financial statements.

Shareholder Information

Distribution of Equity Securities as at 28 February 2006[1]

Size of holding	Option Holders[2]	Holders of performance share rights[3]	Shareholders	Number of shares[4]	% of issued capital
1 - 1,000	0	0	5,293	2,868,068	0.61
1,001 - 5,000	16	70	5,409	12,517,406	2.67
5,001 - 10,000	11	24	785	5,866,849	1.25
10,001 - 100,000	30	59	576	14,663,740	3.13
100,001 – over	6	1	136	433,191,197	92.34
TOTAL	63	154	12,199	469,107,260	100.00
Less than marketable parcel of $500.00			210	2.999	

1. The Company has issued a notice of redemption in relation to the USD130 million Convertible Bonds which are not listed. Refer to Note 23 in the financial statements.
2. All options issued under the Employee Share Option Plan ("ESOP") to take up ordinary shares in the Company subject to the rules of ESOP are unquoted and non-transferable.
3. All share rights allocated under the 'Three Plus' Share Performance Plan ('Plan') to take up ordinary shares in the Company subject to the rules of the Plan are unquoted and non-transferable.
4. Fully Paid Ordinary Shares (excludes unexercised options and unvested performance share rights).

Substantial shareholders[5]

Name	Number of shares	% of issued capital
Serioso Pty Ltd	30,525,772[6]	6.51[6]
Writeman Pty Ltd	29,276,160[6]	6.24[6]
ING Australia Holdings Ltd	29,771,111[7]	6.23[7]
Barclays Group	26,302,614[7]	5.61[7]
Thunderbirds Are Go Pty Ltd	26,266,783[6]	5.60[6]
Australia and New Zealand Banking Group Ltd	24,298,093[7]	5.11[7]
Commonwealth Bank of Australia	23,948,457[7]	5.08[7]

5. As disclosed in substantial holding notices given to the Company.
6. As at 28 February 2006.
7. As disclosed in the last substantial holding notices given to the Company.

Twenty largest shareholders as at 28 February 2006

Name	Number of shares	% of issued capital
1. J P Morgan Nominees Australia Ltd	61,926,882	13.20
2. National Nominees Ltd	49,274,532	10.50
3. Westpac Custodian Nominees Ltd	48,400,473	10.32
4. ANZ Nominees Ltd	25,406,581	5.42
5. Writeman Pty Ltd (PLHA Family A/C)	17,276,160	3.68
6. Serioso Pty Ltd (GGHA Family A/C)	15,810,772	3.37
7. Arminella Pty Ltd (SJHA Family A/C)	14,340,000	3.06
8. Thunderbirds Are Go Pty Ltd (SDHA Family A/C)	13,266,787	2.83
9. Citicorp Nominees Pty Ltd	11,024,820	2.35
10. CJHA Pty Ltd (CJHA Family A/C)	10,000,000	2.13
11. ECA 1 Pty Ltd (ECA Family A/C)	9,190,098	1.96
12. Maaku Pty Ltd (HMHA Family A/C)	8,973,432	1.91
13. Cogent Nominees Pty Ltd	8,891,492	1.90
14. UBS Nominees Pty Ltd (Prime Broking A/C)	6,565,564	1.40
15. Queensland Investment Corporation	6,300,068	1.34
16. Writeman Pty Ltd (The AEA Childrens A/C)	6,000,000	1.28
17. Writeman Pty Ltd (The AJA Childrens A/C)	6,000,000	1.28
18. AMP Life Ltd	4,615,122	0.98
19. Niako Investments Pty Ltd	4,522,187	0.96
20. Suncorp Custodian Services Pty Ltd	4,507,510	0.96
TOTAL	332,292,480	70.83

Voting Rights

The voting rights attaching to ordinary shares are that on a show of hands, every member present in person or by proxy has one vote and upon a poll, each share has one vote. Option holders, performance share right holders and convertible bond holders have no voting rights.

Unquoted Equity Securities

As at 28 February 2006, 2,828,000 unlisted non-transferable options have been issued under the Employee Share Option Plan and remain unexercised.

Regulatory Considerations affecting Shareholders

Aristocrat Leisure Limited and its subsidiaries could be subject to disciplinary action by gaming authorities in some jurisdictions if, after receiving notice that a person is unsuitable to be a shareholder, that person continues to be a shareholder. Because of the importance of licensing to the Company and its subsidiaries, the Constitution contains provisions that may require members to provide information and also gives the Company powers to divest or require divestiture of shares, suspend voting rights and withhold payments of certain amounts to shareholders or other persons who may be unsuitable.

Shareholder enquiries

You can access information about Aristocrat Leisure Limited and your holdings via the internet. Aristrocrat's website, www.aristocratgaming.com.au, has the latest information on Company announcements, presentations and reports. Shareholders may also communicate with the Company via its website. In addition, there is a link to the Australian Stock Exchange to provide current share price.

The share registry manages all your shareholding details. Visit www.linkmarketservices.com.au and access a wide variety of holding information, make changes to your holding record and download forms. You can access this information via a security login using your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) as well and your surname and postcode recorded on your holding record.

Dividend payments

You are reminded to bank your dividend cheques immediately. Better still, have the share registry bank your dividends for you to any nominated bank, building society or credit union account within Australia. Contact the share registry (contact details are set out in the back of this annual report) or visit its website to obtain a Request for Direct Credit of Payments form.

Corporate Governance

The Board is committed to maintaining the highest standards of corporate governance. Furthermore, the Board considers its governance practices and policies comply with the 28 ASX Corporate Governance Council recommendations which are set out in the March 2003 ASX publication *'Principles of Good Corporate Governance and Best Practice Recommendations'*.

Set out below is a summary of Aristocrat's ('the Company') corporate governance practices which were in place throughout the 2005 reporting period. For ease of reference this statement has been prepared and presented in a format consistent with the above named publication.

Principle 1 – Lay Solid Foundations for Management and Oversight

Board role and responsibilities

The Board has formalised its roles and responsibilities into a Board Charter which is available on the Company's website, www.aristocratgaming.com.

In summary, the Board's main responsibilities include the:

- review and approval of Company strategy;
- monitoring of Company performance and overall conduct;
- selection, appointment, remuneration and performance evaluation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO);
- implementation and continued monitoring of appropriate risk management and reporting systems;
- establishment and monitoring of policies to ensure compliance with the legal and regulatory regimes to which the Company is subject and to ensure the highest standards of corporate conduct; and
- promotion of open and proper communication between the Company and its stakeholders.

Delegation to management

The Board has delegated certain responsibilities to management including the day to day operation and administration of the Company. The Board Charter clearly specifies those matters that are reserved for the Board only.

Principle 2 – Structure the Board to Add Value

Board composition

The Board has determined that its optimal size is between seven and nine members. As at 31 December 2005, the Board comprised six non-executive directors and one executive director. Details, qualifications and information on other directorships held by each member of the Board can be found in the Directors' Report.

The Board comprises members with a broad range of skills and experience.

The Board considers it important for the following skills and experience to be represented on the Board:

- experience as a Chief Executive;
- international business experience;
- financial experience;
- technology experience especially in the software or computer industries;
- marketing experience;
- legal and regulatory experience; and
- corporate governance and risk management experience.

The Board annually reviews the skills and experience of its members and decides on whether any action needs to be taken to augment or complement those skills.

The Board Chairman

The Chairman is selected by the Board and is a non-executive director. The Chairman and the office of the CEO are not held by the same person.

The Chairman is responsible for the leadership of the Board, ensuring effectiveness in all aspects of its role including:

- setting board meeting agendas;
- conducting and leading Board meetings;
- ensuring effective communication with shareholders;
- conducting and leading shareholder meetings; and
- being the main point of contact between the Board and the CEO.

Board meetings

The Board meets regularly and this year the Board met a total of eleven times which included two day meetings focussed on strategy and budget. The number of meetings attended by each director is tabled in the Directors' Report. Executive management are regularly invited to attend and present at Board meetings. During the year the non-executive directors also held meetings without the presence of executive management.

Director independence

Every year the Board assesses each of the non-executive directors against specific criteria to decide whether they are independent.

Directors are considered to be independent if they meet the following criteria:

- they are not a substantial (5% or greater) shareholder of the Company or an officer of a substantial shareholder of the Company;
- they have not been employed in an executive capacity in the last three years by the Company or a subsidiary of the Company;
- they have not been employed as a principal of a material professional advisor to the Company during the past three years;
- they are not a material supplier or customer of the Company or any subsidiary of the Company;
- they have no material contractual relationship with the Company (other than as a director); and
- they are free from any interest, business or personal, which could or could reasonably be perceived to materially interfere with the director's ability to act in the best interests of the Company.

In determining whether or not a material relationship exists with a third party such as a supplier, professional advisor or customer the Board considers that relationship to be material if it meets the following criteria:

- where the customer accounts for more than 5% of the Company's consolidated gross revenue per annum;
- if the Company accounts for more than 5% of the supplier's consolidated revenue;
- where the total value of any contract or relationship between the Company and the director (other than as a director of the Company) exceeds A$1m.

The Board determined that all non-executive directors were considered to be independent as at 31 December 2005.

Independent professional advice

Any director may seek independent external advice in relation to any Board matter at the expense of the Company with the prior consent of the Chairman. Whenever practicable the advice should be commissioned in the joint names of the director and the Company and a copy of the advice should be made available to the entire Board.

Board committees

The Board is assisted in fulfilling its responsibilities by four committees. Each committee is governed by a Charter which is regularly reviewed and approved by the Board. The Charters are available on the Company's website www.aristocratgaming.com.

The four Board committees are the:

- Regulatory and Compliance Committee;
- Nomination and Governance Committee;
- Audit Committee; and
- Remuneration Committee.

An overview of the composition and responsibilities of each of the Board committees is provided below.

Regulatory and Compliance Committee

This committee is chaired by Mr WM Baker who is a non-executive director. The committee also comprises a number of executive management members. Committee members are appointed for two years by the Board and are subject to approval by certain gaming authorities/bodies. The committee is required to meet four times per year. During the year the committee met nine times. Attendance of committee meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- assisting the Board and executive management in obtaining information necessary to make decisions in the area of hiring key personnel and entering into or continuing business associations;
- the review of existing and proposed business undertakings for regulatory compliance;
- conducting investigations as appropriate and making recommendations to the Board; and
- monitoring and ensuring licensing conditions and regulatory requirements are met.

Nomination and Governance Committee

This committee is chaired by the Chairman, Mr DJ Simpson and all directors are members of this committee. The committee is scheduled to meet twice per year. During the year the committee met four times. Attendance of committee meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- recommendations on Board structure, membership, tenure, succession planning and committee membership;
- induction and training of directors;
- the Board and individual director performance assessment;
- development and review of CEO conditions of employment; and
- overall Company corporate governance policies and procedures.

Audit Committee

This committee is chaired by Mrs P Morris. The Audit Committee comprises four non-executive directors. The committee is scheduled to and did officially meet four times throughout the year. During the year separate meetings in addition to the four scheduled Audit Committee meetings also took place between the Chair of the Audit Committee and both the Company's external and internal auditors. Attendance of committee meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- the evaluation and monitoring of the Company's internal control environment and risk management function;
- overseeing and reviewing the scope, quality and cost of the internal and external audits;
- reviewing the reports presented to the committee by both the auditors and management;
- recommending to the Board the appointment of internal and external auditors;

- reviewing the Company's management and statutory reporting (including the half year and full year accounts);
- the review and approval of finance and accounting policies and the ongoing monitoring of their implementation and effectiveness;
- ongoing monitoring of the Company's various disclosure obligations; and
- the review and pre-approval of any non audit services provided by either the internal or external auditors ensuring that their independence is maintained at all times.

Remuneration Committee

This committee is chaired by Mrs P Morris. The Remuneration committee comprises three non-executive directors. The committee is scheduled to and did officially meet four times throughout the year. Attendance of committee meetings by its members is contained in the Directors' Report.

The committee responsibilities include:
- the recruitment, remuneration, retention, succession planning, training policies and procedures for senior management;
- making recommendations to the Board on:
  - the CEO and senior management fixed remuneration framework and levels;
  - the CEO and senior management performance and equity based remuneration plans including performance incentives and hurdles;
  - the Chairman and non executive director fees; and
- the Company's superannuation arrangements.

Nomination, selection and appointment process of new directors

Recommendations for the nomination of new directors are made by the Nomination and Governance Committee. Generally, external consultants are used to identify potential directors. Those nominated are assessed by the committee against a range of criteria including professional skills, experience, qualifications and background. Any director appointed during the year will stand for election by shareholders at the next annual general meeting (AGM).

Formal letters of appointment are issued to those invited to join the Board and individual service agreements are entered into with all directors. All new directors undergo an induction program.

Other directorships

Directors are required to limit the number of directorships of other listed companies to five in order to ensure that sufficient time is available to attend to the affairs of the Company. The Chair is required not to hold more than one other position as Chair of a listed company. The CEO should only accept appointment to the Board of another listed company with the approval of the Board.

Principle 3 - Promote Ethical and Responsible Decision Making

Code of Conduct

The Board has adopted a Code of Conduct ('the Code') which applies to directors and all employees. The Code is reinforced through various training programs and Company publications. The Code provides an ethical and behavioural framework for the way business is conducted and contains a set of general business ethics including (but not limited to):
- acting honestly and fairly in all dealings and to conduct business with strict professional courtesy and integrity;
- to abide and comply with all applicable laws and regulations;
- report suspected corrupt or unethical conduct;
- ensure that Company resources and property are used properly and efficiently; and
- not disclose information or documents relating to the Company or its businesses other than as required by law and not to make any public comment on Company matters unless authorised to do so.

The full Code of Conduct is available on the Company's website www.aristocratgaming.com.

'Tip-offs Anonymous' program

'Tip-offs Anonymous' is an independent, confidential telephone, email and postal service that provides an effective channel for employees to anonymously report instances of suspected workplace misconduct. The service is available to all employees worldwide.

All reported incidents are reviewed by a select group of senior executives who decide on the appropriate course of action to be taken. A summary of all reported incidents and action taken is provided to the Audit Committee. Any reported incidents involving senior executives are reported directly to the Chairman of the Audit Committee by the Tip-offs Anonymous service provider.

Securities trading policy

The Company's policy prohibits any director or employee dealing in the securities of the Company if they are in possession of any price-sensitive information.

Subject to this, directors and senior executives may only deal in the shares of the Company from the day after until the 42nd calendar day following:
- the announcement of the half year and full year results;
- the issue of any prospectus by the Company; and
- the Company's annual general meeting.

The policy can be found on the Company's website, www.aristocratgaming.com.

Principle 4 - Safeguard Integrity in Financial Reporting

Certifications from the CEO and CFO

The Board received a written certification on 21 February 2006 from both the CEO and CFO that the Company's financial reports for the year ended 31 December 2005 present a true and fair view in all material respects of the company's financial condition and operational results and are in accordance with relevant accounting standards.

Audit Committee

The Audit Committee's composition, roles and responsibilities are provided under Principle 2 of this statement.

Selection of auditors

In February 2005, the Board invited submissions from a number of professional accounting firms for the provision of external audit services.

The Audit Committee is responsible for overseeing the external auditor selection process. This process includes assessing each of the submissions received and making a formal recommendation to the Board on the appointment of the external auditor.

As part of that selection process, the Audit Committee assessed each of the submissions received on the following criteria:
- independence;
- overall audit approach and methodology;
- relevant industry experience;
- experience, and qualifications of key audit staff; and
- cost.

After careful consideration of the above criteria, the Audit Committee recommended to the Board the re-appointment of PricewaterhouseCoopers (PwC) as the Company's external auditors.

Auditor independence

The Company has adopted a formal charter of 'Audit Independence'. The Charter restricts the types of non audit services that can be provided by either the internal or external auditors. In addition, any non-audit services which are to be provided by the internal or external auditors need to be pre-approved by the Chair of the Audit Committee.

The Charter does not allow the following services to be provided by the internal or external auditors:

- bookkeeping or other services related to accounting records or financial statements;
- financial information systems design and implementation;
- valuation services (including appraisals or fairness opinions);
- management or human resource functions; and
- actuarial, investment advisory or banking services.

The Audit Committee reviews the independence of the auditors four times a year. The Company requires the senior audit partner to rotate every five years. The Charter also places restrictions on the hiring of employees or former employees of the auditor firms. The Company expects the external auditor to attend the annual general meeting of shareholders and to respond to questions relating to the conduct of the audit and the auditors' role.

Non audit services provided

Non audit services provided by the external auditor are disclosed and explained in both the Directors' Report and Note 29 to the financial statements.

The Board is satisfied that the nature and scope of these services did not compromise auditor independence. When making this assessment the Board used the Corporations Act and the Company's Charter of Audit Independence. The auditor's independence declaration for the year ended 31 December 2005 has been received and is attached to the Directors' Report.

Principle 5 – Make Timely and Balanced Disclosure

The Company has written policies dealing with the Company's disclosure obligations and responsibilities under both the ASX Listing Rules and the Corporations Act. The Company's policy on continuous disclosure is available on the Company's website www.aristocratgaming.com.

The Company has in place the following procedures in order to comply with its continuous disclosure responsibilities:

- to immediately advise the ASX of any information which a reasonable person would expect to have a material effect on the price of the Company's securities subject to the exceptions set out in ASX Listing Rule 3.1;
- the Chair, CEO, CFO and Group General Manager Commercial and Legal are the only persons authorised to talk to the media, analysts or shareholders;
- any employee who comes into possession of information which is likely to affect the price of the Company's securities or which has the capacity to affect the Company's profit or balance sheet totals by 5% or more, must immediately consult the CEO or the Company Secretary who will decide, in consultation with the Chair (where appropriate), whether an announcement is required;
- the establishment of the Senior Executive and Risk Review Committee which normally meets monthly to review risks to which the Company is exposed in the light of the continuous disclosure responsibilities; and
- there is an established protocol and signoff procedure for all intended announcements.

Principle 6 – Respect the Rights of Shareholders

The Company promotes effective communication with shareholders and encourages effective participation at general meetings. The Company maintains a website which is regularly updated with all recent announcements to the ASX, annual reports, briefing materials and presentations to investors and analysts. The Corporate Governance section of the website allows shareholders direct access to the Board charter, committee charters and key governance policies.

Principle 7 – Recognise and Manage Risk

The Company is licensed to sell products in over 200 jurisdictions and operates from six major regional offices being Australia, USA, Japan, New Zealand, United Kingdom and South Africa. The Board accepts that risk exists in all aspects of the Company's business activities.

The Company's major risks include (but are not limited to) increased regulation by governments, protection of the Company's gaming licences, action by competitors, product development, product approvals, infringement of intellectual property rights, availability and quality of raw materials and manufacturing equipment used in the production of products and occupational health and safety.

Risk management plays a key role in helping to identify, measure and treat risk which in turn assists the Company in achieving its goals and objectives. The Company has in place an effective risk management system to ensure that business risks are identified, assessed, monitored and properly managed.

Elements of the Company's risk management system include:

- a formal risk management policy which is based on Standards Australia AS 4360:2004;
- the training of key executives and managers in the area of risk and the requirements of the Company's risk management policy;
- formal risk identification workshops and meetings across the business to identify and rate significant business risks (financial, operational and strategic);
- the rating of risks for the likelihood of occurrence, possible consequence and the level of current controls and strategies which exist to manage the risk;
- formal risk management updates are provided to the Board on a monthly basis. These updates summarise the likelihood, consequence and mitigating controls around key risks and highlight any new risks identified. The Audit Committee receive a full consolidated risk register on an annual basis;
- a dedicated 'Group Risk & Audit Manager' responsible for assisting management in implementing the Board's risk management policies;
- the monthly review of risks by the Senior Executive and Risk Review Committee;
- the establishment of an internal audit function which has unrestricted access to the Board and management and which assists the Board in ensuring compliance with internal controls, policies and risk management programs by performing reviews;
- the development of a risk based internal audit plan;
- a clearly defined organisation structure together with documented expenditure authority and approval limits;

- detailed financial policies and procedures in the areas of expenditure authorisations, credit, treasury and required internal controls;
- annual budgeting and monthly reporting systems for all operating units;
- a group wide regulatory compliance program covering licensure, environment, occupational health and safety and employment practices;
- a comprehensive insurance program; and
- a confidential Tip-offs anonymous program deployed worldwide.

In the fourth quarter of 2005, the Company implemented new risk management software to facilitate the update and maintenance of the Company's risk register. This new system is expected to be operational by January 2006.

Risk management certification

The Board of directors has received a written declaration from both the CEO and CFO that the financial certification given by them on the Company's financial reports:

- is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Company's risk management and internal compliance and control system is operating effectively and efficiently in all material respects.

This declaration provides a reasonable but not absolute level of assurance and it does not in any way imply or guarantee against adverse events or more volatile outcomes from arising.

More information on the Company's risk management framework and policy can be found on the Company's website, www.aristocratgaming.com.

Principle 8 – Encourage Enhanced Performance

Review of Board performance

The Board Charter requires the annual review of its own performance as a Board including its committees as well as the performance of individual directors. The Board conducted in the fourth quarter of 2005 a 'peer review process' whereby directors evaluated and assessed the overall performance of the Board as a whole and of its committees.

The 'peer review' process is administered by the Nomination and Governance Committee using comprehensive written questionnaires. These questionnaires are completed by each director and cover the performance of the Board in the following areas:

- Board governance, structure and roles;
- Board responsibilities;
- Board processes;
- Board committees;
- performance of individual directors; and
- continuing improvement.

A detailed report on the findings of this review was formally presented to the Board in December 2005.

Principle 9 – Remunerate Fairly and Responsibly

Remuneration Committee

The composition of the committee, its roles and responsibilities are provided under Principle 2 of this statement.

Remuneration of non executive directors

Details of the principles and amounts of remuneration of non executive directors are set out in the Directors' Report.

Remuneration of senior executives and linkage with corporate performance

Details of the principles and amounts of the Company's executive fixed and variable remuneration schemes including the linkage with corporate performance are provided in the Directors' Report.

Equity based remuneration

The Company has in place the following equity based remuneration plans:

- Long-term Performance Option Plan (POP) which was established 2005;
- Performance Share Plan (PSP) which was established 2004;
- Employee Share Option Plan (ESOP) which was established 1998.

The POP is an executive incentive scheme designed to drive the continuing improvement in the Company's performance. The POP provides for eligible employees to be offered conditional entitlements to options over fully paid shares in the Company. The POP was approved by shareholders at the last AGM of the Company as required under the ASX Listing Rules.

The PSP was implemented in 2004. Approval from shareholders was obtained at a special meeting held in December 2004 for the participation of the Chief Executive Officer and Managing Director, Mr PN Oneile. Shareholder approval was not required or obtained (under the ASX Listing Rules or Corporations Act) for the other participants. The PSP replaced the older Employee Share Option Plan (ESOP) which was approved by shareholders in 1998. The PSP plan is more stringent than the ESOP plan as it includes a vesting scale and tougher performance hurdles. A more detailed description of equity based remuneration is provided in the Directors' Report.

Principle 10 – Recognise the Legitimate Interests of Stakeholders

The Board and senior management of the Company are committed to the 'Code of Conduct' ('the Code') and the principles contained within it. The Code, which applies to all employees, is regularly communicated and distributed to employees. New employees are issued with an employee handbook which contains the Code of Conduct and they are required to certify (prior to commencing their employment) that they have read and understood the requirements contained within it.

The Company has procedures in place to monitor overall compliance with the Code. It is made clear in the Code that any breaches are treated seriously and could lead to disciplinary action including termination of employment.

More information on the Code is provided under Principle 3 of this statement. The Code is also available on the Company's website, www.aristocratgaming.com

In addition to the Code, the Company also has policies which govern:

- occupational, health and safety;
- trade practices;
- conflicts of interest;
- gifts, gratuities and donations;
- dealing in Company securities;
- market disclosure; and
- privacy.

The Company has implemented harassment, discrimination, legal and operational compliance training globally which all employees are required to complete. In addition the Company has launched privacy, fair trading, restrictive trade practices and gaming legislation training to relevant employees.

The Code of Conduct together with the policies listed above are aimed at ensuring the Company maintains the highest standards of honesty, integrity and fair trading with shareholders, customers, suppliers, employees, regulators and the community.

Directors' Report

For the 12 months ended 31 December 2005

The directors present their report together with the financial statements of Aristocrat Leisure Limited and its controlled entities (the 'Consolidated Entity') for the twelve months ended 31 December 2005. The information in this report is current as at 21 February 2006 unless otherwise specified. The directors of Aristocrat Leisure Limited (the 'Company') during the twelve months under review and up to the date of this report are:

The Aristocrat Board: SAM Pitkin; AW Steelman; PN Oneile; RA Davis; DJ Simpson; WM Baker and P Morris.



Directors' Particulars, Experience and Special Responsibilities

Director	Experience	Special responsibilities
DJ Simpson FCPA Age 65	Nominated July 2003. Appointed February 2004. – Former Finance Director, Tabcorp Holdings Limited – Former Executive General Manager, Finance, Southcorp Holdings Limited	Chairman Chair of Nomination and Governance Committee Member of Audit Committee Member of Remuneration Committee
PN Oneile BEc Age 57	Nominated December 2003. Appointed June 2004. – Director of Film Finance Corporation Australia Limited – Former Chairman and Chief Executive Officer, United International Pictures (UIP) – Former Managing Director, The Greater Union Organisation Pty Limited	Chief Executive Officer and Managing Director Member of Nomination and Governance Committee
WM Baker BA Age 66	Nominated August 1998. Appointed May 1999. – Director, J. Edgar Hoover Foundation – Director, Fortress Global Investigations, Inc – Former Assistant Director of the FBI – Former President, The Motion Picture Association	Chair of Regulatory and Compliance Committee Member of Nomination and Governance Committee
RA Davis BEc (Hons), M Philosophy Age 54	Nominated November 2004. Appointed June 2005. – Consulting Director-Investment Banking, N M Rothschild & Sons (Australia) Limited – Chairman, Pengana Managers Limited – Chairman, Korea Exchange Bank Australia Limited – Director, Macquarie Office Management Limited – Former Senior Executive at Citicorp and CitiGroup Inc. in the United States and Japan – Former Senior Executive, ANZ Banking Group Limited	Member of Nomination and Governance Committee Member of Audit Committee (from February 2005)
P Morris AM, BArch (Hons) MEnvSc, Dip CD, FRAIA, FAICD Age 57	Nominated August 2003. Appointed February 2004. – Director, Landcom, Mirvac Group, NSW Institute of Teachers, Candle Australia Limited and Sydney Harbour Foreshore Authority. – Former Director of Commonwealth Property, Department of Administrative Services – Former Group Executive, Lend Lease Property Services – Former Director of Strathfield Group Limited, Jupiters Limited, Principal Real Estate Investors (Australia) Limited, Howard Smith Limited, Colonial State Bank, Energy Australia, Country Road Limited, Indigenous Land Corporation and Australia Post.	Chair of Audit Committee Chair of Remuneration Committee Member of Nomination and Governance Committee
SAM Pitkin LLB, LLM Age 46	Nominated November 2004. Appointed June 2005. – Chairman, National Leisure and Gaming Limited – Special Counsel (former partner), Clayton Utz in Brisbane – Former Director, Australian Leisure & Hospitality Group Limited – Former Director, Ceramic Fuel Cells Limited – Former Director, Golden Casket Lottery Corporation Limited, Energex Limited, Grainco Limited and Employment National Limited – Member of the Company Law Committee of the Queensland Law Society and Law Council of Australia	Member of Nomination and Governance Committee Member of Regulatory and Compliance Committee (from April 2005) Member of Remuneration Committee (from May 2005)
AW Steelman BA, MLA Age 63	Nominated August 1998. Appointed May 1999. – Former US Congressman – Advisor, Proudfoot Consulting Plc – Board Member, Texas Growth Fund – Former Board Member, Sterling Software – Former President, Maxager Technology – Management Consultant with international experience in software, gaming strategy and government regulation	Member of Nomination and Governance Committee Member of Audit Committee Member of Remuneration Committee (to May 2005)

Principal Activities

The principal activities of the Consolidated Entity during the twelve months under review were the design, development, manufacture and marketing of gaming machines, software, systems and other related equipment and services. The Company's objective is to be the leading global provider of gaming solutions. There were no significant changes in the nature of those activities during the twelve months under review.

Dividends

A final dividend in respect of the twelve months ended 31 December 2005 of 20 cents per share ($93.8 million) has been declared and will be paid on 24 March 2006 to shareholders on the register at 5:00pm on 10 March 2006. The final dividend will be fully franked. A fully franked interim dividend of 10 cents per share ($47.6 million), as referred to in the Directors' Half Year Report dated 25 August 2005, was paid on 21 September 2005 in respect of the six months ended 30 June 2005. The total dividend paid or payable in respect of 2005 was 30 cents per share.

Review and Results of Operations

A review of the operations of the Consolidated Entity for the twelve months ended 31 December 2005 is set out in the Management Discussion and Analysis which forms part of this Directors' Report. The operating result of the Consolidated Entity attributable to shareholders for the twelve months ended 31 December 2005 was a profit of $244.3 million after tax.

Corporate Governance

The Board is committed to maintaining the highest standards of corporate governance. The Company's Corporate Governance Statement, Board and Committee charters and key governance policies can be found on the Company's website.

Significant Changes in State of Affairs

Except as outlined below and elsewhere in this report, there were no significant changes in the state of affairs of the Consolidated Entity during the twelve months ended 31 December 2005.

Events after Balance Date

On 7 November 2005, the Company announced its intentions to acquire a 50 per cent interest in the Elektronček group of companies ('Elektronček') which is based in Slovenia. Elektronček, which trades under the 'Interblock' brandname, manufactures a range of electro-mechanical multi-terminal gaming products, including roulette, dice and sic-bo, with a number of other products in advanced stages of development. The acquisition of shares in Elektronček was completed on 27 January 2006.

Other than the above mentioned event, no material matters requiring disclosure in this report have arisen subsequent to 31 December 2005. To the best of their knowledge the directors are not aware of any matter or circumstance that has arisen since 31 December 2005 that has significantly affected or may significantly affect:

(a) the Consolidated Entity's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the Consolidated Entity's state of affairs in future financial years.

Likely Developments and Expected Results

Likely developments in the operations of the Consolidated Entity in future financial years and the expected results of operations are referred to in the Management Discussion and Analysis which forms part of this report.

The directors believe that disclosure of further information as to likely developments in the operations of the Consolidated Entity and the likely results of those operations would, in their opinion, be speculative and/or prejudice the interests of the Consolidated Entity.

Directors' Attendance at Board Meetings

The attendance of members of the Board at Board meetings and attendance of members of Committees at Committee meetings of which they are members is set out below.

Remuneration and Emoluments of Board Members and Senior Executives

The Remuneration Report required by section 300A of the *Corporations Act 2001* appears on pages 40 to 51 of this report and is incorporated by reference in this Directors' Report.

Indemnities and Insurance Premiums

Clause 23.1 of the Company's Constitution provides that: 'to the maximum extent permitted by law (including the *Corporations Act 2001*) the Company must indemnify every person who is or has been a director, secretary or executive officer of the Company'. In accordance with Clause 23.4 of the Company's Constitution, the Company has executed documentary indemnities with directors, secretaries and a number of officers (formerly known as 'executive officers' and now defined, pursuant to section 9 of the *Corporations Act 2001*, as 'officers'). The Company maintains a Directors' and Officers' insurance policy in respect of insurance cover of directors and officers. The policy is primarily a Company reimbursement policy. The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the directors, secretaries or officers in their capacity as officers of entities in the Consolidated Entity, and any other payments arising from liabilities incurred by the directors, secretaries or officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the directors, secretaries or officers or the improper use by the directors, secretaries or officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. In accordance with usual commercial practice, the premium paid and the terms of cover secured by that premium are confidential under the terms of the insurance contract. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities. The assets of the Consolidated Entity are adequately insured for reasonably foreseeable contingencies, in line with normal business practices. The insurance does not provide cover for the independent auditors of the Company.

Director	Board	Audit Committee	Remuneration Committee	Regulatory and Compliance Committee	Nomination and Governance Committee
	Meetings† attended/held	Meetings† attended/held	Meetings† attended/held	Meetings† attended/held	Meetings† attended/held
DJ Simpson	11/11	4/4	4/4	–	4/4
PN Oneile	11/11	–	–	–	4/4
WM Baker	11/11	–	–	9/9	4/4
RA Davis	11/11	3/3*	–	–	4/4
P Morris	11/11	4/4	4/4	–	4/4
SAM Pitkin	11/11	–	3/3#	7/7#	4/4
AW Steeiman	11/11	4/4	1/1#	–	4/4

† Meetings shown reflect those meetings the director was able to attend as a Committee member

* RA Davis was appointed to the Audit Committee from February 2005 and after the first meeting of the Audit Committee had already taken place.

\# SAM Pitkin replaced AW Steeiman on the Remuneration Committee from May 2005. SAM Pitkin was appointed to the Regulatory and Compliance Committee in April 2005.

Environmental Regulation

The Consolidated Entity's operations have a limited impact on the environment. The Consolidated Entity is subject to a number of environmental regulations in respect of its manufacturing and integration activities. The Company manufactures gaming machines, games and systems at its Australian facilities which are zoned industrial (4) under local Environmental Plan 114 and are the subject of New South Wales and Australian federal environmental legislation. The Company integrates (assembles) machines and systems in Nevada, USA. Machines are also assembled under contract in Japan. The Company does not emit any greenhouse gases (except from vehicles and emergency generators when in use) and uses limited amounts of chemicals in its manufacturing and assembly processes. The directors are not aware of any breaches of any environmental legislation or of any significant environmental incidents during the twelve months ended 31 December 2005.

Company Secretaries

The Company secretaries are Mr BJ Yahl and Mr JFC Carr-Gregg. Both the Company secretaries have previously worked as solicitors in private practice and also as corporate solicitors for Australian publicly listed organisations.

Proceedings On Behalf Of The Company

No proceedings have been brought on behalf of the Company under section 236 of the *Corporations Act 2001* nor has any application been made in respect of the Company under section 237 of the *Corporations Act 2001*.

Auditors

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

Non-audit Services Provided By Auditors

The Company, with the prior approval of the Chair of the Audit Committee, may decide to employ PricewaterhouseCoopers, the Company's auditors, on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Consolidated Entity are important. The Company has a charter of audit independence which specifies those non audit services which cannot be performed by the Company auditor. The charter also sets out the procedures which are required to be followed prior to the engagement of the Company's auditors for any non audit related service.

Details of the amounts paid or payable to the Company's auditor, for audit and non-audit services provided during the year are set out in Note 29 to the financial statements.

The Board of directors has considered the position and, in accordance with the advice received from the Audit Committee is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*.

The directors are satisfied that the provision of non-audit services by the auditor, as set out in Note 29 to the financial statements did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor;
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration is included on page 39 of this report.

Rounding Of Amounts To Nearest Thousand Dollars

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission relating to the 'rounding off' of amounts in the Directors' Report and financial statements. Amounts in the Directors' Report and financial statements have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors and is signed for and on behalf of the directors.



DJ Simpson
Chairman

21 February 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO Box 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the audit of Aristocrat Leisure Limited for the year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review

This declaration is in respect of Aristocrat Leisure Limited during the period.



R L Gavin
Partner

PricewaterhouseCoopers

Sydney
21 February 2006

Liability is limited by the Accountant's Scheme under the Professional Standards Act 1994 (NSW)

Directors' Report

Remuneration Report

This report details the policy and principles that govern the remuneration of directors and executives of the Company; the link between remuneration policy and principles and the Company's performance for the financial year; and the remuneration and service agreements of directors and executives.

The remuneration details for the following individuals are specified in the following pages:

Directors

The following persons were directors of the Company during the financial year:

Chairman – non-executive

DJ Simpson

Executive director

PN Oneile – Chief Executive Officer and Managing Director

Non-executive directors

WM Baker
RA Davis
P Morris
SAM Pitkin
AW Steelman

Executive key management personnel

The executives who are responsible for the overall planning, directing and controlling of activities of the consolidated entity ('executive key management personnel') during the financial year are as follows:

Name	Position
SCM Kelly	Chief Financial Officer
SJ Parker	Group General Manager, Sales and Marketing
GS Phillips	Chief Technology Officer
IH Timmis	Group General Manager, Business and Strategic Development
BJ Yahl	Group General Manager, Commercial and Legal and Company Secretary

All of the above persons were considered executive key management personnel for the full year ended 31 December 2005.

Other nominated executives

These are executives covered within the definition of section 300A(1)(c) of the *Corporations Act 2001*.

MG Isaacs	President, The Americas
WP Jowett	Executive General Manager, Australasia

1. Remuneration Policy

Objectives and principles of remuneration policy

The objective of the Company's remuneration policy and its principles is to ensure that the Company is effectively structured to deliver long-term sustainable value to shareholders by:

- attracting, motivating, rewarding, and retaining high calibre staff;
- establishing a pay for performance culture, clearly linking short and long-term cash and equity based rewards to achievement of specific and measurable short and long-term business objectives and aligning this performance with the creation of sustainable shareholder value;
- establishing a transparent remuneration framework which is internally equitable yet competitive to the market that takes into account current best practice in executive remuneration trends; and
- recognising the global nature of the business and the additional responsibilities placed on executives required to operate in a heavily regulatory and compliance driven environment.

The principles that underpin the framework comprise:

- external competitiveness;
- equitable internal relativities;
- pay for performance; and
- alignment with shareholders' interests.

The combination of fixed and variable pay components including short and long-term incentive strategies is aligned with these principles to achieve the above objectives of the remuneration policy. Senior executive remuneration is by design structured to have a larger proportion of 'at risk' reward to leverage long-term performance. Short-term incentive rewards require achievement of specific Net Operating Profit and Funds Employed targets as measured against a combination of corporate, business and personal objectives. Long-term incentive rewards require achievement of Total Shareholder Return (TSR) and/or Earnings Per Share Growth (EPSG) targets versus a comparator group. These specific measures enable the Company to clearly evaluate its performance in delivering long-term sustainable shareholder value creation.

To assist the Remuneration Committee in its role, advice has been obtained from independent external remuneration consultants to structure a market competitive remuneration framework that is aligned with its overall business strategy and objectives.

The table below details the Company's key shareholder indicators over the last five years.

	2005	2004	2003*	2002*	2001*
Dividends paid (cps)	14.0	7.0	9.5	13.0	11.5
Capital return (cps)	21.0	–	–	–	–
Share buyback ($m)	102.4	10.7	–	–	–
Closing share price at 31 December** ($)	12.32	9.95	1.72	4.88	6.60
Fully diluted earnings per share (cps)	51.1	29.2	(22.9)	17.6	19.1
Net profit after tax ($m)	244.3	142.2	(106.0)	80.2	86.0
Return on shareholders' equity	69.5%	38.0%	(48.5%)	20.1%	24.5%

* Financial statements for 2003 and prior have not been restated under AIFRS.

** The closing share price for 2004 and prior has not been re-stated to reflect the capital return of 21 cents per share paid in 2005.

The introduction of the current remuneration policy and principles in 2004 (and as described in this report) has been a positive contributor to the Company's overall performance assisting the Company to deliver long-term sustainable value for shareholders.

2. The Remuneration Committee

This committee is chaired by Mrs P Morris and comprises three non-executive directors.

The primary responsibilities of this committee include:

- the recruitment, remuneration, retention, succession planning, training policies and procedures for senior management; and
- making recommendations to the Board on:
  - CEO and senior management fixed remuneration framework and levels;
  - CEO and senior management performance and equity based remuneration plans including performance incentives and hurdles;
  - Chairman and non-executive director fees; and
  - the Company's superannuation arrangements.

3. Non-executive Directors

The fees paid to non-executive directors reflect the demands and responsibilities associated with their roles and the global scope and highly regulatory environment that the Company operates in. Fees include an allowance for the onerous probity requirements placed on non-executive directors by regulators of the global jurisdictions in which the Company operates. The Company's non-executive directors only receive fees (including superannuation) for their services. The only addition to fees is the cost of reasonable expenses which are reimbursed as incurred. Non-executive directors' fees and payments are reviewed annually by the Board. Non-executive directors do not participate in any short-term incentive plans, however since September 2005, non-executive directors have been able to salary-sacrifice a portion of their remuneration towards the purchase of shares on market during the appropriate trading period.

Advice has been obtained from independent external remuneration consultants to ensure that the level of directors' fees correspond with the demands and responsibilities of the positions and are competitive in the external market place.

3.1 Directors' fees

The non-executive directors' fee pool limit of A$1,750,000 was approved by shareholders at the Annual General Meeting in May 2004.

Current fees for directors effective from 1 July 2005 are set out below. The Chairman does not receive any additional fees for his committee responsibilities. Other non-executive directors who also chair a committee receive a supplementary fee in addition to their annual remuneration.

Position	Fee
Chairman	A$320,000 per annum
Australian resident non-executive director	A$155,000 per annum
US resident non-executive director	US$117,474 per annum
Chair of the Audit Committee	A$25,000 per annum
Chair of the Regulatory Compliance Committee	US$18,948 per annum
Chair of the Remuneration Committee	A$20,000 per annum

The remuneration details of executive and non-executive directors are set out in the table on the following page.

Name	Year	Short-term benefits			Post-employment benefits		Share-based payments	Total	Remuneration consisting of share-based payments
		Cash salary and fees	Cash bonus	Non-monetary benefits	Super-annuation	Retirement benefits*	Options and Performance Share Rights		
		$	$	$	$	$	$	$	%
Executive director									
PN Oneile	**2005**	1,213,138	773,750	26,785	11,862	–	1,238,431	3,263,966	37.9
	2004	888,707	675,000	–	11,293	–	1,099,467	2,674,467	41.1
Non-executive directors									
DJ Simpson	**2005**	275,229	–	–	24,771	–	–	300,000	–
	2004	190,255	–	–	17,312	–	–	207,567	–
WM Baker	**2005**	167,815	–	–	1,391	6,392	–	175,598	–
	2004	140,266	–	–	1,509	–	–	141,775	–
RA Davis	**2005**	137,615	–	–	12,385	–	–	150,000	–
	2004	22,171	–	–	1,995	–	–	24,166	–
P Morris	**2005**	186,261	–	–	1,239	–	–	187,500	–
	2004	133,545	–	–	12,019	–	–	145,564	–
SAM Pitkin	**2005**	137,615	–	–	12,385	–	–	150,000	–
	2004	22,171	–	–	1,995	–	–	24,166	–
AW Steelman	**2005**	143,990	–	–	3,496	6,064	–	153,550	–
	2004	123,350	–	–	3,972	–	–	127,322	–
Former non-executive directors									
JP Ducker	**2005**	–	–	–	–	–	–	–	–
	2004	38,226	–	–	3,440	572,775	–	614,441	–
JH Pascoe	**2005**	–	–	–	–	–	–	–	–
	2004	113,385	–	–	10,205	–	–	123,590	–
Total	**2005**	2,261,663	773,750	26,785	67,529	12,456	1,238,431	4,380,614	28.3
	2004	1,672,076	675,000	–	63,740	572,775	1,099,467	4,083,058	26.9

* Director retirement allowances were frozen as at 1 June 2004. The frozen allowances are preserved and indexed to the annual change in the Consumer Price Index (CPI) and may only be paid out when eligible directors actually leave the Board. The amounts shown above represent the CPI index adjustment to the frozen allowances.

3.2 Retirement allowances for directors

A resolution was passed at the Annual General Meeting in May 2004 to cease retirement allowances for any directors appointed after May 2003. There currently remain two eligible directors who were appointed prior to May 2003 with existing accrued retirement allowances who have had their entitlements frozen as at 1 June 2004. The frozen allowances are preserved and indexed to the annual change in the Consumer Price Index (All Groups) and may only be paid out when eligible directors actually leave the Board.

4. Executive Remuneration

Remuneration is made up of fixed and variable remuneration.

4.1. Fixed remuneration

Executives receive a competitive base salary comprising cash salary, superannuation and other benefits which makes up the 'fixed remuneration' component of their total remuneration package.

Fixed remuneration is reviewed annually against the external market and compared to similar sized roles from a specifically identified peer group of Australian companies (based on market capitalisation) to ensure competitive positioning. The international nature of the Company's operations and the global responsibilities of the executives, in addition to the mix of knowledge, skills, experience and performance are considered when determining remuneration.

The onerous probity requirements placed on executives by regulators of the global jurisdictions in which the Company operates are also considered in determining remuneration levels.

Executives have the flexibility and choice to have a combination of benefits including additional superannuation contributions and the provision of a vehicle provided out of their fixed remuneration.

Executives also receive other benefits including salary continuance, trauma, death and disability insurance, financial planning consultation, annual health assessments and are also able to maintain memberships to appropriate professional associations. As appropriate, expatriate executives receive additional support including accommodation allowances, travel and life insurance and taxation advice.

Executives do not receive retirement benefits.

Short-term incentive measures	Weighting %	Minimum payment %	Maximum payment %
Financial	30 – 80	0	200
Group – net operating profit after tax and average funds employed			
Business Unit – segment profit and average controllable funds employed			
Non-financial	20 – 70	0	150
Key performance objectives			
Total	**100**		

4.2. Variable remuneration

4.2.1 Short-term incentive plan

The short-term incentive plan ensures a clear linkage between reward and returns to shareholders by defining key profit and funds employed targets which need to be achieved. The short-term incentive plan applies to those executives who are able to directly influence the Company's performance and increase value for shareholders. The short-term incentive targets are reviewed annually as part of the remuneration review cycle.

The plan rewards performance against overall Company financial targets, performance against business unit financial targets and performance against individual objectives. A combination of these measures applies to all participants in the plan with each individual's ability to influence Company and business unit performance considered when establishing incentive targets and their respective weightings. These targets are structured so that participants are eligible to receive an incentive payment if the Company or the business unit achieves over 85% of target net operating profit after tax (NOPAT) and less than 125% of target Funds Employed/Working Capital on a graduated performance scale. Target short-term incentives vary from 5% to 70% of fixed remuneration depending on the role and seniority of the individual. Financial targets are established following Board review and approval of the annual plan for the following year. The various measures, associated range of weightings and payment thresholds as applied to executive directors and executives are detailed below. Above target incentive payments are provided for performance exceeding target levels.

All incentives require final approval from the Remuneration Committee and the Board prior to payment following any adjustments made at the discretion of the Remuneration Committee and the announcement of the Company's full year results. Actual performance measures, criteria and targets may vary from year-to-year dependent upon market conditions and other factors which the Board may determine.

4.2.2 Long-term incentive plans

The Company has introduced two new long-term incentive plans since 2004 – the Performance Share Plan and the Performance Option Plan. It is intended that either of these plans, or a combination of the two, will be used to provide key executives with a long-term incentive which aligns their interests with those of shareholders. To date, the Company has only offered participation in the Performance Share Plan.

Both of these plans, together with the Employee Share Option Plan, which has been discontinued and the General Employee Share Plan are described in more detail on page in sections 4.2.3 to 4.2.6.

4.2.3 Long-term incentive – Performance Share Plan (PSP)

A long-term incentive plan was implemented in 2004 which offered key executives conditional entitlements to ordinary shares which vest, subject to the Company achieving certain performance targets versus a specified comparator group of companies, on completion of the designated performance period. The PSP rights cannot be transferred, have no voting or dividend rights, and they are not quoted on the Australian Stock Exchange.

The comparator group comprises 50 companies of a similar size, based on the market capitalisation of the Company at the start of the performance period, excluding financial services, property trust/investment and resources companies. A participant will be allocated 45% of their offered shares if the Company achieves performance ranked at the 50.1st percentile, and up to 100% of their offered shares at or above the 75th percentile.

The plan is designed to attract, motivate, reward and retain those key executives who can directly influence the long-term success of the Company. The plan has been specifically designed to provide an opportunity for participants to acquire equity in the Company in the form of performance shares upon achievement of the prescribed performance measures. In doing so, the plan reinforces direct alignment between individual performance and reward with the long-term objectives of the Company and delivering sustainable returns to shareholders over a three to five year performance period.

Participation in the plan, performance measures, the designated performance period and the quantity of the performance share rights offered to each participant is determined by the Remuneration Committee and approved by the Board. It is the Company's intention to make offers under this plan annually, or at such other times as are appropriate, subject to the ability of the Company to offer such share plans, future directions in executive variable remuneration, and approval of the Board and shareholders, where applicable. The terms of individual plans may vary from offer to offer.

To date there have been 5 offers under this plan:

Series	Grant date	Performance period	Performance measure(s)	Number of Performance Share Rights	Number of participants (at inception)
1A	2 September 2004	50% 1 January 2004 to 31 December 2006	Total Shareholder Return (TSR) performance against the individual TSRs of the specified comparator group of companies	2,417,446	155
1B		50% 1 January 2004 to 31 December 2007			
2	21 December 2004	1 January 2004 to 31 December 2006	TSR performance against the individual TSRs of the specified comparator group of companies	380,000	1
3A	1 January 2005	1 January 2005 to 31 December 2007	TSR performance against the individual TSRs of the specified comparator group of companies	26,557	7
3B			Basic Earnings per Share Growth (EPSG) against the individual EPSGs of the specified comparator group of companies	26,556	7

Series	Grant date	Performance period	Performance measure(s)	Number of Performance Share Rights	Number of participants (at inception)
4A	17 May 2005	1 January 2005 to 31 December 2007	TSR performance against the individual TSRs of the specified comparator group of companies	34,172	1
4B			Basic EPSG against the individual EPSGs of the specified comparator group of companies	34,171	1
5A	17 October 2005	1 January 2006 to 31 December 2009	TSR performance against the individual TSRs of the specified comparator group of companies	14,149	3
5B			Fully diluted EPSG against the individual EPSGs of the specified comparator group of companies	14,149	3
5C		1 January 2006 to 31 December 2010	TSR performance against the individual TSRs of the specified comparator group of companies	14,149	3
5D			Fully diluted EPSG against the individual EPSGs of the specified comparator group of companies	14,148	3

Total Shareholder Return (TSR) performance against the individual TSR's of a specified comparator group of companies was initially selected as the sole measure for Series 1 and 2 of the long-term incentive plan. TSR allows the Company's performance to be objectively assessed against a specified comparator group from the external market. In 2005, Earnings per Share Growth (EPSG) was added as another performance measure for Series 3 to 5 following discussions with various shareholder representative groups. Both the TSR and EPSG measures are widely recognised as an effective method of assessing comparable shareholder returns and value creation delivered to the Company's shareholders.

After allowing for lapsed rights relating to employees who have left the Company, there were 2,864,366 outstanding performance share rights as at 31 December 2005 issued to 157 employees.

Comparator groups

The comparator groups for each series of the PSP are shown below:

Comparator group Series 1 & 2	Comparator group Series 3 & 4	Comparator group Series 5
Adelaide Brighton	Alinta	ABC Learning
Alinta	Amcor	Alinta
Ansell	Ansell	Amcor
Austar United Communications	APN News & Media	Ansell
Austereo Group	Australand Property Group	APN News & Media
Australand Property Group	Australian Gas Light Company	Auckland International Airport
Australian Pharmaceuticals Industries	AWB	Australian Gas Light Company
Australian Pipeline Trust	Billabong International	AWB
Australian Leisure & Hospitality Group	BlueScope Steel	Billabong International
Baycorp Advantage	Boral	Boral
Brickworks	Brambles Industries	Brambles Industries
Burns, Philp and Co.	Burns, Philp & Company	Burns, Philp & Company
Coates Hire	Coca-Cola Amatil	Carter Holt Harvey
Cochlear	Coles Myer	Coca-Cola Amatil
Corporate Express Australia	Computershare	Cochlear
Crane Group	CSL	Coles Myer
David Jones	CSR	Computershare
Downer EDI	Flight Centre International	CSL
Envestra	Foodland Associated	CSR
Futuris Corporation	Foster's Group	DCA Group
GrainCorp	Harvey Norman Holdings	Downer EDI
Gunns	James Hardie Industries NV	Fletcher Building
GWA International	John Fairfax Holdings	Foster's Group
Hills Industries	Leighton Holdings	Harvey Norman Holdings
Incitec Pivot	Lend Lease Corporation	James Hardie Industries NV
Ion	Lion Nathan	John Fairfax Holdings
McGuigan Simeon Wines	Macquarie Airports	Leighton Holdings
MIA Group	Macquarie Infrastructure Group	Lion Nathan
National Foods	Mayne Group	Macquarie Airports

Comparator group Series 1 & 2	Comparator group Series 3 & 4	Comparator group Series 5
Novogen	Metcash Trading	Macquarie Infrastructure Group
Nufarm	National Foods	Metcash Trading
OneSteel	OneSteel	News Corporation
Pacifica Group	Orica	Nufarm
Primary Health Care	Pacific Brands	Orica
Ramsay Health Care	PaperlinX	Patrick Corporation
Reece Australia	Patrick Corporation	Publishing and Broadcasting
ResMed	Publishing and Broadcasting	Qantas Airways
Rural Press	Qantas Airways	Rinker Group
Seven Network	ResMed	Rural Press
Sigma Pharmaceutical Company	Rinker Group	Seven Network
Sims Group	Rural Press	Sky City Entertainment Group
Smorgan Steel Group	Sonic Healthcare	Sonic Healthcare
Southern Cross Broadcasting	Southcorp	Tabcorp Holdings
Spotless Group	Tabcorp Holdings	Tattersall's
STW Communications	Telecom Corporation of New Zealand	Telecom Corporation of New Zealand
Ten Network Holdings	Ten Network Holdings	Telstra Corporation
The Hills Motorway Group	Toll Holdings	Toll Holdings
Transfield Services	Transurban Group	Transurban Group
Unitab	Virgin Blue Holdings	Wesfarmers
West Australian Newspapers	West Australian Newspapers	Woolworths

4.2.4 Long-term incentive – Performance Option Plan (POP)

The POP was approved by shareholders in May 2005. The POP is an executive incentive scheme designed to drive the continuing improvement in the Company's operating performance. The POP provides for eligible employees to be offered conditional entitlements to options over fully paid ordinary shares in the Company. As at the date of this report there have been no invitations issued to participate under this plan.

4.2.5 Long-term incentive – Employee Share Option Plan (ESOP)

The ESOP was approved by shareholders at the November 1998 Annual General Meeting. New issues under this plan were discontinued during 2004 on the introduction of the Performance Share Plan detailed above, however the plan will remain in place until all options granted prior to its discontinuance are exercised or lapse.

Options were granted under the plan for no consideration and for a five year period. Options were divided into either two equal tranches which must be held for at least 12 and 24 months respectively or they were divided into four equal tranches that must be held for at least 18, 30, 42 and 54 months respectively. Employees' entitlements to the options vest as soon as they become exercisable. The options cannot be transferred, have no voting or dividend rights and they are not quoted on the Australian Stock Exchange. The exercise price of the options is based on the weighted average price for all shares in the Company sold on the Australian Stock Exchange during the one week period leading up to and including the grant date (or such other date or period as ensures compliance with any relevant laws relating to taxation or as otherwise determined at the discretion of the Board). Options are exercisable, subject to performance hurdles, under the terms of each option series.

The performance hurdle which must be achieved before the options vest is based on either share price growth or TSR performance. At the time ESOP was established these measures were considered to be the most appropriate for driving shareholder return and value. The performance hurdle is tested on an ongoing basis commencing on the expiry of the minimum holding period.

Options vest if one of the following applies:

- the percentage growth in the Company's share price between the date the options were issued and the date of testing is greater than the percentage growth of the ASX 200 accumulation index share price during that period; or
- if the Company's TSR is greater than the ASX 200 accumulation index's TSR.

The Company does not make loans to executives to exercise options. Amounts receivable on the exercise of the options are recognised as share capital if issued or as reserves if purchased under the share trust which was established during the current financial year to acquire shares in lieu of obligations under employee share-based remuneration plans.

4.2.6 General Employee Share Plan (GESP)

The Company operates an employee share plan referred to as GESP which was approved by shareholders at the November 1998 Annual General Meeting. The plan enables all eligible employees to gain some equity in the Company through an annual share allocation designed to align the interests of employees with Company objectives and shareholders. The Board determines each year whether offers of qualifying shares will be made. The plan allows for up to a maximum value of A$1,000 of fully paid ordinary shares to be allocated per employee for no cash consideration and is made to all eligible permanent full-time and part-time employees. Participants in this plan are able to receive dividends and exercise voting rights in respect of shares held under the plan, however shares must not be withdrawn from the plan or disposed until the earlier of three years after issue or the cessation of employment.

The number of shares issued to participants in the plan is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

During the year, the Company issued 109,025 shares to 1,225 employees in Australia under this plan. Due to tax complexities all eligible staff located overseas were issued a deferred bonus of A$1,000 cash in lieu of share allocations, contingent upon their continued employment for a period of 3 years.

4.3 Service agreements

Remuneration and other terms of employment for the Chief Executive Officer and Managing Director and each of the executives which make up the key management personnel group and the other nominated executives* are formalised in service agreements. Key provisions of the agreements relating to remuneration as at 31 December 2005 are set out below:

Name	PN Oneile	SCM Kelly	SJ Parker	GS Phillips	IH Timmis	BJ Yahl
Position	Chief Executive Officer and Managing Director	Chief Financial Officer	Group General Manager, Sales and Marketing	Chief Technology Officer	Group General Manager, Business and Strategic Development	Group General Manager, Commercial and Legal and Company Secretary
Start date	1 December 2003	1 September 2003	1 December 2002	3 November 2003	28 July 2003	29 March 2004
Contract expiry date	31 December 2008	No fixed term	No fixed term	2 November 2006	No fixed term	No fixed term
Fixed remuneration (including superannuation & benefits)	A$1,720,000 p.a.	A$648,947 p.a.	A$352,944 p.a.	GBP171,000 p.a.	A$379,773 p.a.	A$539,887 p.a.
Short-term incentive target	70% of fixed remuneration	50% of fixed remuneration	A$140,989 p.a.	GBP17,100 p.a.	A$116,990 p.a.	50% of fixed remuneration
Termination benefit (Company initiated)	12 months notice	3 months notice Severance – 9 months remuneration	3 months notice	12 months notice	3 months notice	6 months notice
Termination benefit (employee initiated)	3 months notice	3 months notice	3 months notice	6 months notice	3 months notice	3 months notice

Terms of employment and other details of the other nominated executives* are set out below:

Name	MG Isaacs	WP Jowett
Position	President, The Americas	Executive General Manager, Australasia
Start date	8 February 1999	27 April 1987
Contract expiry date	No fixed term	No fixed term
Fixed remuneration (including superannuation & benefits)	USD$314,301**	A$448,210
Short-term incentive target	USD$125,570	A$177,940
Termination benefit (Company initiated)	12 months notice	3 months notice Severance – 12 months remuneration
Termination benefit (employee initiated)	12 months notice	3 months notice

* Other nominated executives, are those executives of the Company that are covered within the definition of section 300A (1)(c) of the Corporations Act 2001.

** MG Isaacs fixed remuneration excludes those benefits provided to him under his expatriate contract. The amount of those benefits is reported in section 4.4 of this report.

4.4 Details of executive remuneration

Remuneration details of executive key management personnel and other nominated executives of the consolidated entity, including their personally-related entities, are set out below:

Name	Year	Short-term benefits			Post-employment benefits	Share-based payments*	Total	Remuneration consisting of share-based payments
		Cash salary and fees	Cash bonus	Non-monetary benefits	Superannuation	Options and Performance Share Rights		
		$	$	$	$	$	$	%
Executive key management personnel								
SCM Kelly	**2005**	523,138	499,543	13,404	11,862	604,264	1,652,211	36.6
	2004	498,707	456,450	9,970	11,293	302,994	1,279,414	23.7
SJ Parker	**2005**	318,349	243,911	8,951	28,651	179,097	778,959	23.0
	2004	300,000	230,090	4,597	27,000	199,458	761,145	26.2
GS Phillips	**2005**	353,760	66,443	9,662	31,838	225,550	687,253	32.8
	2004	369,706	–	10,098	33,273	254,624	667,701	38.1
IH Timmis	**2005**	309,174	202,393	41,091	27,826	155,533	736,017	21.1
	2004	299,593	137,057	41,874	29,625	155,539	663,688	23.4
BJ Yahl	**2005**	488,073	483,198	6,873	43,927	112,366	1,134,437	9.9
	2004	356,316	340,596	–	32,068	111,375	840,355	13.3
Other nominated executives**								
MG Isaacs	**2005**	355,414	306,684	192,658	–	193,444	1,048,200	18.5
	2004	366,908	267,997	181,681	–	214,796	1,031,382	20.8
WP Jowett	**2005**	370,099	294,669	45,901	33,309	210,384	954,362	22.0
	2004	343,375	280,600	86,431	31,315	230,745	972,466	23.7
Total	**2005**	2,718,007	2,096,841	318,540	177,413	1,680,638	6,991,439	24.0
	2004	2,534,605	1,712,790	334,651	164,574	1,469,631	6,216,151	23.6

* Share-based payments includes shares to the value of A$1,000 allocated under the General Employee Share Plan ("GESP").

** Other nominated executives, are those executives of the Company that are covered within the definition of section 300A (1)(c) of the Corporations Act 2001.

4.5 Cash bonuses and options

	Bonuses*		Options		Performance Share Rights**	
Name	Payable %	Forfeited %	Vested %	Forfeited %	Vested %	Forfeited %
Executive Director						
PN Oneile	100.0	0.0	n/a	n/a	0.0	0.0
Executive key management personnel						
SCM Kelly	98.4	1.6	100.0	0.0	0.0	0.0
SJ Parker	93.5	6.5	100.0	0.0	0.0	0.0
GS Phillips	90.3	9.7	100.0	0.0	0.0	0.0
IH Timmis	93.5	6.5	n/a	n/a	0.0	0.0
BJ Yahl	96.8	3.2	n/a	n/a	0.0	0.0
Other nominated executives						
MG Isaacs	94.7	5.3	100.0	0.0	0.0	0.0
WP Jowett	87.2	12.8	100.0	0.0	0.0	0.0

* Bonuses are accrued in the financial year to which they relate and are paid in the first quarter of the following financial year.
** No PSP rights vested or lapsed during the financial year.

4.6 PSP rights provided as remuneration and rights holdings

The numbers of PSP rights in the Company held during the financial year by any executive director, key management personnel or other nominated executives of the consolidated entity, including their personally related entities, are set out below:

	Series	Expiry date	Value per right at grant date	Balance as at 31 December 2004	Granted during the year as remuneration	Balance as at 31 December 2005
Executive director						
PN Oneile	2	31 December 2006	$8.68	380,000	–	380,000
	4	31 December 2007	$6.10	–	68,343	68,343
Executive key management personnel						
SCM Kelly	3	31 December 2007	$6.10	–	21,707	21,707
SJ Parker	1A	31 December 2006	$6.45	38,166	–	38,166
	1B	31 December 2007	$6.25	38,165	–	38,165
GS Phillips	1A	31 December 2006	$6.45	41,572	–	41,572
	1B	31 December 2007	$6.25	41,572	–	41,572
IH Timmis	1A	31 December 2006	$6.45	41,628	–	41,628
	1B	31 December 2007	$6.25	41,627	–	41,627
BJ Yahl	1A	31 December 2006	$6.45	30,000	–	30,000
	1B	31 December 2007	$6.25	30,000	–	30,000
Other nominated executives						
MG Isaacs	1A	31 December 2006	$6.45	42,297	–	42,297
	1B	31 December 2007	$6.25	42,297	–	42,297
WP Jowett	1A	31 December 2006	$6.45	46,593	–	46,593
	1B	31 December 2007	$6.25	46,593	–	46,593

4.6.1 Valuation of PSP rights

An independent valuation for each tranche of Performance Share Plan Rights at their respective grant dates has been performed by Deloitte Touche Tohmatsu ('Deloitte'). In undertaking the valuation of the rights, Deloitte have used a Total Shareholder Return model (TSR) and an Earnings Per Share Growth (EPSG) model. These models are described below.

TSR model

Deloitte have developed a Monte-Carlo simulation-based model which incorporates the impact of performance hurdles and the vesting scale on the value of the shares. This pricing model takes into account factors such as the Company's share price at the date of grant, volatility of the underlying shares, the risk free rate of return, expected dividend yield and time to maturity. The valuation of the rights has been allocated equally over the vesting period.

EPSG model

The Black-Scholes Generalised model was used to determine the fair value of share rights which incorporates the impact of the earnings per share performance condition. This pricing model takes into account factors such as the Company's share price at the date of grant, current price of the underlying shares, volatility of the underlying share price, the risk free rate of return, expected dividend yield and time to maturity. The valuation of the rights has been allocated equally over the vesting period.

4.7 Options provided as remuneration and option holdings

During the year, as a result of the discontinuance of the plan in 2004, no options were issued.

There were 2,888,000 (2004: 6,092,834) outstanding options under this plan as at 31 December 2005, representing 0.61% (2004: 1.26%) of the issued share capital at that date.

Details of options over ordinary shares in the Company provided as remuneration to any key management personnel or other nominated executives of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of the Company.

	Note	Series	Expiry date	Exercise price*	Balance as at 31 Dec 2004	Exercised during the year	Balance as at 31 Dec 2005	Vested during the year	Fair value at exercise date	Vested and exercisable at the end of the year
Executive key management personnel										
SCM Kelly	1	29A	1 Sep 2008	$1.4503	125,000	125,000	–	125,000	1,132,463	–
	2	29B	1 Sep 2008	$1.9503	125,000	–	**125,000**	–	–	–
	3	29C	1 Sep 2008	$2.4503	125,000	–	**125,000**	–	–	–
	4	29D	1 Sep 2008	$2.9503	125,000	–	**125,000**	–	–	–
	1	31A	1 Sep 2009	$6.7016	125,000	–	**125,000**	–	–	–
	2	31B	1 Sep 2009	$7.2016	125,000	–	**125,000**	–	–	–
	3	31C	1 Sep 2009	$7.7016	125,000	–	**125,000**	–	–	–
	4	31D	1 Sep 2009	$8.2016	125,000	–	**125,000**	–	–	–
SJ Parker	5	28	26 Aug 2008	$1.3497	200,000	50,000	**150,000**	50,000	480,015	–
GS Philips	5	30	3 Nov 2008	$2.2177	200,000	50,000	**150,000**	50,000	423,815	–
Other nominated executives										
MG Isaacs	5	28	26 Aug 2008	$1.3497	200,000	50,000	**150,000**	50,000	480,015	–
	5	26	7 Mar 2007	$5.7431	37,500	25,000	**12,500**	12,500	140,423	–
WP Jowett	5	18	19 Feb 2006	$5.4124	100,000	100,000	–	25,000	541,010	–
	5	26	7 Mar 2007	$5.7431	50,000	25,000	**25,000**	12,500	161,873	12,500
	5	28	26 Aug 2008	$1.3497	200,000	50,000	**150,000**	50,000	450,515	–

* The option exercise price has been adjusted for the 21 cents per share capital return paid in July 2005. Where options were exercised prior to the capital return the exercise price was 21 cents higher than shown above.

Notes to the table:

1 Options are exercisable 18 months after grant date
2 Options are exercisable 30 months after grant date
3 Options are exercisable 42 months after grant date
4 Options are exercisable 54 months after grant date
5 Options are exercisable in 4 equal tranches at intervals of 18, 30, 42 and 54 months after the grant date.

4.7.1 Valuation of options

An independent valuation of each tranche of options at their respective grant date has been performed by Deloitte. In undertaking the valuation of the options, Deloitte have used a TSR model, a modified version of the Merton Reiner Rubinstein Barrier Option model. It is called a 'Barrier' model because it takes into account that the options are subject to a performance hurdle. Deloitte have advised that this model is more appropriate than the Black Scholes or Binomial models for valuing this type of option. This pricing model takes into account factors such as the Company's share price at the date of the grant, volatility of the underlying share price, the risk free rate of return, expected dividend yield and time to maturity.

The value of options has been allocated equally over the period from grant date to vesting date. Details of the ESOP including grant dates and vesting conditions are set out in Note 27 of the financial statements.

4.8 General Employee Share Plan provided as remuneration

The numbers of shares held under the GESP during the financial year by any of the key management personnel or other nominated executives of the consolidated entity, including their personally related entities, are set out below:

	Balance as at 31 December 2004	Shares issued during the year	Shares vested during the year	Balance as at 31 December 2005
Executive key management personnel				
SCM Kelly	263	89	–	352
SJ Parker	862	89	–	951
GS Phillips	263	–	–	263
IH Timmis	263	89	–	352
BJ Yahl	–	89	–	89
Other nominated executives				
MG Isaacs	1,028	–	(166)	862
WP Jowett	1,028	89	(166)	951

5.0 Shareholdings

The numbers of shares (excluding those unvested under the GESP and the PSP) in the Company held during the financial year by each director and executive key management personnel of the consolidated entity, including their personally related entities, are set out below. No amounts are unpaid on any of the shares issued. Where shares are held by the individual director or executive and any entity under the joint or several control of the individual director or executive they are shown as 'beneficially held'. Shares held by those who are defined by AASB 124 *Related Party Disclosures* as close members of the family of the individual director or executive are shown as 'non beneficially held'.

Shareholdings of key management personnel reported as 'non-beneficially held' include those that have been disclosed under representation made to them by the parties within the AASB 124 definition of personally related entities. Directors and executive key management personnel have relied upon the representations made as they have no control or influence over the financial affairs of the personally related entities to substantiate the shareholdings declared. In the event that a personally related entity declines to provide shareholding details, the shareholding of that personally related entity is assumed to be nil.

5.1 Loans to directors and executive key management personnel

No directors or executive key management personnel held any loans with the Company during the financial year.

5.2 Other transactions with directors and executive key management personnel

Refer to Note 30 of the financial statements for details of related party transactions with directors and executive key management personnel.

6.0 Indemnity Of Officers

The Company's Constitution provides that: 'the Company must indemnify every person who is or has been a director, secretary or executive officer of the Company'. The liabilities covered by those indemnities are those arising as a result of the indemnified party serving or having served as a director, secretary or executive officer of the Company or of its subsidiaries but are restricted so as not to cover: (i) liability in respect of conduct involving a lack of good faith; (ii) conduct which an indemnified party knows to be wrongful; and (iii) liability which arises out of a personal matter of the indemnified party. The Company maintains a Directors and Officers insurance policy, the premium paid and the terms of cover secured by that premium are confidential.

	Type	Balance as at 31 December 2004	Options exercised	Net Changes during the year	Balance as at 31 December 2005
Executive director					
PN Oneile	beneficially held	–	–	–	–
	non-beneficially held	6,000	–		6,000
Non-executive directors					
DJ Simpson	beneficially held	106,000	–	–	106,000
	non-beneficially held	17,000	–	(17,000)	–
WM Baker	beneficially held	–	–	4,700	4,700
	non-beneficially held	–	–	–	–
RA Davis	beneficially held	–	–	1,200	1,200
	non-beneficially held	–	–	–	–
P Morris	beneficially held	8,680	–	3,880	12,560
	non-beneficially held	–	–	–	–
SAM Pitkin	beneficially held	–	–	–	–
	non-beneficially held	–	–	6,000	6,000
AW Steelman	beneficially held	10,000	–	6,000	16,000
	non-beneficially held	–	–	4,505	4,505
Executive key management personnel					
SCM Kelly	beneficially held	75,000	125,000	–	200,000
	non-beneficially held	–	–	–	–
SJ Parker	beneficially held	–	50,000	–	50,000
	non-beneficially held	–	–	–	–
GS Phillips	beneficially held	119,687	50,000	–	169,687
	non-beneficially held	–	–	–	–
IH Timmis	beneficially held	–	–	–	–
	non-beneficially held	–	–	–	–
BJ Yahl	beneficially held	–	–	–	–
	non-beneficially held	–	–	–	–

5 Year Summary

12 months ended 31 December:		2005	2004	2003[i]	2002[i]	2001[i]
$'000 (except where indicated)						
Profit and loss items						
Total revenue[ii]		1,296,323	1,132,854	995,226	976,462	778,033
EBITDA		398,111	265,914	(39,352)	174,032	159,571
Depreciation and amortisation		39,735	35,901	44,675	36,856	26,075
EBIT		358,376	230,013	(84,027)	137,176	133,496
Net interest revenue/(expense)		5,571	(4,555)	(15,768)	(16,933)	(5,663)
Profit/(loss) from ordinary activities before income tax expense		363,947	225,458	(99,795)	120,243	127,833
Income tax expense		119,626	83,286	6,245	40,148	41,580
Profit/(loss) from ordinary activities after income tax expense		244,321	142,172	(106,040)	80,095	86,253
Outside equity interests		–	–	–	108	(241)
Net profit attributable to members of Aristocrat Leisure Limited		244,321	142,172	(106,040)	80,203	86,012
Total dividend paid		66,746	33,210	43,477	54,731	54,386
Balance sheet items						
Contributed equity		88,240	282,449	265,733	246,020	232,344
Reserves		(41,928)	(34,391)	(70,091)	8,834	303
Outside equity interest		–	–	–	–	229
Retained earnings		305,245	126,430	23,036	143,207	117,735
Total equity		351,557	374,488	218,678	398,061	350,611
Cash and cash equivalents		359,532	285,973	103,993	70,291	15,024
Other current assets		378,966	305,103	327,661	574,215	449,912
Property, plant and equipment		116,455	117,462	109,496	135,010	120,043
Intangible assets		76,183	72,636	70,640	254,601	254,453
Other non-current assets		136,284	127,221	120,297	136,430	130,589
Total assets		1,067,420	908,395	732,087	1,170,547	970,021
Current payables and other liabilities		354,294	225,106	233,402	295,106	171,856
Current interest bearing liabilities		175,808	166,383	1,375	8,856	49,537
Current tax liabilities and provisions		116,798	81,944	55,338	59,511	99,420
Non-current interest bearing liabilities		–	–	172,844	353,522	256,144
Non-current provisions		18,292	19,401	17,292	5,340	5,038
Other non-current liabilities		50,871	41,073	33,158	50,151	37,415
Total liabilities		715,863	533,907	513,409	772,486	619,410
Net assets		351,557	374,488	218,678	398,061	350,611
Other information						
Employees at year end	Number	2,140	2,080	2,039	2,408	2,302
Return on Aristocrat shareholders' equity	%	69.5	38.0	(48.5)	20.1	24.5
Basic earnings per share	Cents	51.4	29.9	(22.9)	17.7	19.6
Net tangible assets per share	$	0.59	0.63	0.31	0.31	0.21
Total dividends per share – ordinary	Cents	30.00	8.00	6.00	12.00	12.00
Dividend payout ratio	%	27.3	23.4	(41.0)	68.2	63.2
Issued shares at year end	'000	470,536	476,898	470,226	456,271	451,237
Net (cash)/debt[iii]	$'000	(183,724)	(119,590)	70,226	292,087	290,657
Net cash (debt)/equity	%	52.3	31.9	(32.1)	(73.4)	(82.9)

(i) Comparative years 2003, 2002 and 2001 have been prepared under previous AGAAP and have not been amended for the adoption of AIFRS
(ii) Total revenue as per Note 5 to the financial statements
(iii) Current and non-current interest bearing liabilities net of cash assets

Financial Statements

for the year ended 31 December 2005

Income statements
for the year ended 31 December 2005

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Revenue from operating activities	5	1,296,323	1,132,854	–	-
Cost of revenue from operating activities		(616,403)	(578,477)	–	-
Gross profit		679,920	554,377	–	–
Other income	5	20,712	9,438	101,974	103,892
Research and development costs		(65,776)	(59,031)	–	-
Sales and marketing costs		(129,935)	(119,309)	–	–
General and administration costs		(129,738)	(107,425)	(1,155)	(2,819)
Realised exchange differences arising from the partial settlement of a long-term loan which formed part of the net investment in a foreign operation	34(4)(i)	–	(40,669)	–	–
Finance costs		(11,236)	(11,923)	(9,805)	(10,542)
Profit from ordinary activities before income tax expense		363,947	225,458	91,014	90,531
Income tax credit/(expense)	6	(119,626)	(83,286)	(136)	463
Net profit attributable to members of Aristocrat Leisure Limited		244,321	142,172	90,878	90,994

Earnings per share for profit attributable to the ordinary equity holders of the Company

		Cents	**Cents**
Basic earnings per share	31	51.4	29.9
Diluted earnings per share	31	51.1	29.2

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets
as at 31 December 2005

		Consolidated		Parent entity	
		2005	2004	2005	2004
	Notes	$'000	$'000	$'000	$'000
Current assets					
Cash and cash equivalents	8	359,532	285,973	10	3,489
Receivables	9	285,056	226,148	78,514	47,563
Inventories	10	82,398	69,206	–	–
Financial assets	11	7,558	6,956	–	–
Other assets	12	2,164	1,603	–	–
Tax assets		1,790	1,190	–	–
Total current assets		738,498	591,076	78,524	51,052
Non-current assets					
Receivables	9	61,253	51,370	335,232	456,376
Financial assets	11	12,187	12,509	13,190	6,692
Property, plant and equipment	13	116,455	117,462	–	–
Deferred tax assets	14	62,844	63,342	1,728	30,149
Intangible assets	15	76,183	72,636	–	–
Total non-current assets		328,922	317,319	350,150	493,217
Total assets		1,067,420	908,395	428,674	544,269
Current liabilities					
Payables	16	322,527	188,323	735	693
Interest bearing liabilities	17	175,808	166,383	175,808	166,283
Current tax liabilities		88,886	59,765	64,510	33,204
Provisions	18	27,912	22,179	–	–
Other liabilities	19	31,767	36,783	–	–
Total current liabilities		646,900	473,433	241,053	200,180
Non-current Liabilities					
Provisions	18	18,292	19,401	–	–
Other liabilities	19	50,671	41,073	–	–
Total non-current liabilities		68,963	60,474	–	–
Total liabilities		715,863	533,907	241,053	200,180
Net assets		351,557	374,488	187,621	344,089
Equity					
Contributed equity	20	88,240	282,449	88,240	282,449
Reserves	21	(41,928)	(34,391)	20,627	6,287
Retained earnings	21	305,245	126,430	78,754	55,353
Total equity		351,557	374,488	187,621	344,089

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity
for the year ended 31 December 2005

		Attributable to equity holders of the parent					
	Notes	Contributed equity $'000	Share-based payments reserves $'000	Foreign currency translation reserve $'000	Capital profits reserve $'000	Retained earnings $'000	Total $'000
Consolidated							
At 1 January 2004		267,705	150	(70,198)	107	17,468	215,232
Currency translation differences		–	–	966	–	–	966
Profit for the year		–	–	–	–	142,172	142,172
Realised exchange differences on net investment in a self-sustaining subsidiary (net of tax)	21(a)(ii)	–	–	28,447	–	–	28,447
Issues of ordinary shares during the year:							
Exercise of options under the Employee Share Option Plan	20	9,438	–	–	–	–	9,438
Underwriting of the 2003 final dividend	20	10,461	–	–	–	–	10,461
For no consideration:							
Dividend Reinvestment Plan	20	3,650	–	–	–	–	3,650
General Employee Share Plan	20	1,906	–	–	–	–	1,906
Shares bought back on-market and cancelled (including transaction costs)	20	(10,711)	–	–	–	–	(10,711)
Cost of share-based payments		–	6,137	–	–	–	6,137
Equity dividends	7	–	–	–	–	(33,210)	(33,210)
At 31 December 2004		282,449	6,287	(40,785)	107	126,430	374,488
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)		–	–	(1,980)	–	1,249	(731)
Currency translation differences		–	–	(2,762)	–	–	(2,762)
Profit for the year		–	–	–	–	244,321	244,321
Issues of ordinary shares during the year:							
Exercise of options under the Employee Share Option Plan	20	12,461	–	–	–	–	12,461
For no consideration:							
General Employee Share Plan	20	1,213	–	–	–	–	1,213
Shares bought back on-market and cancelled (including transaction costs)	20	(102,393)	–	–	–	–	(102,393)
Capital reduction (including transaction costs)	20	(100,399)	–	–	–	–	(100,399)
Transfer to share-based reserve	20	(5,091)	–	–	–	–	(5,091)
Net movement in share-based equity reserve	21(a)(iii)	–	16,782	–	–	–	16,782
Net movement in share trust reserve	21(a)(iv)	–	(19,470)	–	–	–	(19,470)
Other		–	–	–	–	(116)	(116)
Transfer of reserve to retained earnings	21(a)(i)	–	–	–	(107)	107	–
Equity dividends	7	–	–	–	–	(66,746)	(66,746)
At 31 December 2005		**88,240**	**3,599**	**(45,527)**	**–**	**305,245**	**351,557**

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Statements of changes in equity
for the year ended 31 December 2005

	Notes	Contributed equity $'000	Share-based payments reserves $'000	Retained earnings $'000	Total equity $'000
Parent entity					
At 1 January 2004		267,705	150	(2,431)	265,424
Profit for the year		–	–	90,994	90,994
Issues of ordinary shares during the year:					
Exercise of options under the Employee Share Option Plan	20	9,438	–	–	9,438
Underwriting of the 2003 final dividend	20	10,461	–	–	10,461
For no consideration:					
Dividend Reinvestment Plan	20	3,650	–	–	3,650
General Employee Share Plan	20	1,906	–	–	1,906
Shares bought back on-market and cancelled (including transaction costs)	20	(10,711)	–	–	(10,711)
Cost of share-based payments	21(a)(iii)	–	6,137	–	6,137
Equity dividends	7	–	–	(33,210)	(33,210)
At 31 December 2004		282,449	6,287	55,353	344,089
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)		–	–	(731)	(731)
Profit for the year		–	–	90,878	90,878
Issues of ordinary shares during the year:					
Exercise of options under the Employee Share Option Plan	20	12,461	–	–	12,461
For no consideration:					
General Employee Share Plan	20	1,213	–	–	1,213
Shares bought back on-market and cancelled (including transaction costs)	20	(102,393)	–	–	(102,393)
Capital reduction (including transaction costs)	20	(100,399)	–	–	(100,399)
Transfer to share-based reserve	20	(5,091)	–	–	(5,091)
Net movement in share-based equity reserve	21(a)(iii)	–	14,340	–	14,340
Equity dividends	7	–	–	(66,746)	(66,746)
At 31 December 2005		**88,240**	**20,627**	**78,754**	**187,621**

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Statements of cash flows
for the year ended 31 December 2005

		Consolidated		Parent entity	
		2005	2004	**2005**	2004
	Notes	**$'000**	$'000	**$'000**	$'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**1,345,022**	1,239,990	**–**	–
Payments to suppliers and employees (inclusive of goods and services tax)		**(893,627)**	(936,446)	**–**	(912)
		451,395	303,544	**–**	(912)
Other income		**1,133**	1,463	**7**	–
Interest received		**16,807**	7,368	**9,676**	6,830
Finance costs		**(10,241)**	(9,997)	**(8,562)**	(8,797)
Income taxes paid		**(65,941)**	(52,340)	**–**	(306)
Net cash inflow / (outflow) from operating activities	32	**393,153**	250,038	**1,121**	(3,185)
Cash flows from investing activities					
Payments for property, plant and equipment		**(35,514)**	(49,957)	**–**	–
Payments for patents, trademarks and computer software		**(3,293)**	(258)	**–**	–
Loans from related parties		**–**	–	**249,773**	26,959
Proceeds from sale of property, plant and equipment		**1,886**	2,806	**–**	–
Net cash inflow / (outflow) from investing activities		**(36,921)**	(47,409)	**249,773**	26,959
Cash flows from financing activities					
Proceeds from issue of shares	20(b)	**–**	10,461	**–**	10,461
Proceeds from exercise of options under the Employee Share Option Plan	27(d)	**15,211**	9,438	**15,211**	9,438
Shares purchased by trust		**(25,991)**	–	**–**	–
Payment for shares bought back		**(102,393)**	(10,705)	**(102,393)**	(10,705)
Payments for capital return		**(100,445)**	–	**(100,445)**	–
Repayment of borrowings		**(100)**	(21,642)	**–**	–
Proceeds from borrowings		**–**	21,642	**–**	–
Repayment of lease liabilities		**–**	(1,453)	**–**	–
Dividends paid	7	**(66,746)**	(29,560)	**(66,746)**	(29,560)
Net cash (outflow) from financing activities		**(280,464)**	(21,819)	**(254,373)**	(20,366)
Net increase / (decrease) in cash and cash equivalents held		**75,768**	180,810	**(3,479)**	3,408
Cash and cash equivalents at the beginning of the financial year		**285,973**	103,993	**3,489**	81
Effects of exchange rate changes on cash and cash equivalents		**(2,209)**	1,170	**–**	–
Cash and cash equivalents at the end of the financial year	8	**359,532**	285,973	**10**	3,489
Financing arrangements	17				

The above statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements
for the year ended 31 December 2005

Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Aristocrat Leisure Limited as an individual entity and the consolidated entity consisting of Aristocrat Leisure Limited and its subsidiaries.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards. Compliance with AIFRS ensures that the consolidated financial statements and notes of Aristocrat Leisure Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Disclosure and Presentation.*

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Aristocrat Leisure Limited financial statements to be prepared in accordance with AIFRS. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Aristocrat Leisure Limited until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Aristocrat Leisure Limited 2005 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 January 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in Note 34.

Early adoption of standard

The Group has elected to apply AASB 119 *Employee Benefits* (issued in December 2004) to the reporting periods beginning 1 January 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors.*

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and for property, plant and equipment which have been measured at deemed cost.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b) Principles of consolidation

(i) Historical cost convention

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Aristocrat Leisure Limited ('Company' or 'parent entity') as at 31 December 2005 and the results of all subsidiaries for the year then ended. Aristocrat Leisure Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. Refer to Note 1(i).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Note 1. Summary of significant accounting policies *continued*

(ii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group .

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Aristocrat Leisure Limited's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences is recognised in the income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Note 1. Summary of significant accounting policies *continued*

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, settlement discounts and duties and taxes paid. Revenue is recognised for the major business activities as follows:

(i) Revenue from the sale of goods

Platform/machine sales

Revenue is recognised when goods have been despatched to a customer pursuant to a sales order, the associated risks have passed to the customer, and it is probable that future economic benefits will flow to the Group.

Value Added Customer Agreements

Revenue arising from *Value Added Customer Agreements* (VACA) where gaming machines, games, conversions and other incidental items are licensed to customers for extended periods, is recognised on delivery in the case of gaming machines and games, and for other items including conversions, only as the long-term goods or services are delivered. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

Value Added Service Agreements

Revenue arising from *Value Added Service Agreements* (VASA) where gaming machines and games are licensed to customers for extended periods and a service fee is payable over the term of the contract for warranty conversions to ensure product performance on or at above the agreed level, is recognised on delivery in the case of gaming machines and games, and over the term of the contract on a straight line basis for the service fee provided for warranty conversions. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

Long-term contracts

Revenue on long-term contracts for systems and similar installations is recognised progressively over the period of individual contracts, wherever a reliable estimate can be made, using the percentage of completion method. Where a reliable estimate cannot be made, revenue is recognised to the extent of costs incurred, where it is probable that the costs will be recovered.

(ii) Revenue from gaming operations and services

Participation revenue

Participation revenue is where the consolidated entity's owned machines are placed directly by the consolidated entity or indirectly through a licensed operator in venues in return for a fee per day which can either be fixed or performance based. The amount of revenue recognised is calculated by either i) multiplying a daily fee by the total number of days the machine has been operating on the venue floor in the reporting period or ii) an agreed fee based upon a percentage of turnover of participating machines.

Rental

Rental income from operating leases is recognised on a straight-line basis over the term of the operating lease contract.

Service revenue

Service revenue is recognised as work is performed, other than for service agreements, where revenue is recognised evenly over the period of the service agreement.

Revenue in advance

Revenue derived from prepaid service contracts is apportioned on a pro-rata basis over the life of each respective agreement. Amounts received at balance date in respect of future periods are treated as revenue in advance and are included in current liabilities.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the income tax rate for each jurisdiction adjusted for changes in deferred tax assets and liabilities, current income tax of prior years, unused tax losses and unused tax credits. Deferred tax assets and liabilities are attributable to temporary differences which arise when there is a difference between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or loss or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses and unused tax credits only if it is probable that future taxable amounts will be available to utilise those temporary differences, losses and tax credits.

Current and deferred tax balances attributable to amounts recognised directly in equity are recognised directly in equity.

Note 1. Summary of significant accounting policies *continued*

(g) Tax consolidation legislation

Aristocrat Leisure Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 January 2004.

The head entity, Aristocrat Leisure Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured by applying a group allocation approach, which uses a combination between the 'stand alone tax payer' and 'separate tax payer within a group' approach as described in UIG1052 *Tax Consolidation Accounting*.

In addition to its own current and deferred tax amounts, Aristocrat Leisure Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreement with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the group. Details about the tax funding agreement are disclosed in Note 6.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(h) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(i) Acquisitions of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to Note 1(t)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Group's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(k) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Any bank overdrafts will be shown within borrowings in current liabilities on the balance sheet.

(l) Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. The collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

Note 1. Summary of significant accounting policies *continued*

(m) Inventories

(i) Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value using principally standard costs. Standard cost for work in progress and finished goods includes direct materials, direct labour and an appropriate proportion of fixed and variable production overheads. Standards are reviewed on a regular basis.

(ii) Contract work in progress

Contract work in progress is stated at cost less progress billings. Cost includes all costs directly related to specific contracts and an allocation of overhead expenses incurred in connection with the consolidated entity's contract operations. Where a loss is indicated on completion, the work in progress is reduced to the level of recoverability less progress billings.

(n) Intellectual property rights

A controlled entity has entered into an agreement to purchase intellectual property rights in the form of licence tags to certain technology relating to cashless gaming systems in the United States of America. These rights are capitalised and subsequently expensed as and when the licence tags are consumed.

(o) Non-current assets held for sale

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

(p) Investments and other financial assets

From 1 January 2004 to 31 December 2004

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 January 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the financial statements for the year ended 31 December 2004.

Adjustments on transition date: 1 January 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 is that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve (refer below to Note 1(p)(iv)). At the date of transition (1 January 2005) changes to carrying amounts are taken to retained earnings or reserves.

From 1 January 2005

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

Note 1. Summary of significant accounting policies *continued*

(p) Investment and other financial assests *continued*

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

(iv) Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available-for-sale are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes the fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(q) Derivatives

From 1 January 2004 to 31 December 2004

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the financial statements for the year ended 31 December 2004.

Adjustments on transition date: 1 January 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 is that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity hedging reserve (refer to Note 1(q)(ii)). At the date of transition (1 January 2005) there were no changes in the carrying amounts of derivatives to be taken to retained earnings or reserves.

From 1 January 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Note 1. Summary of significant accounting policies *continued*

(q) Derivatives *continued*

(ii) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

(r) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement and for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(s) Property, plant and equipment

All property, plant and equipment is stated at deemed cost less depreciation. Deemed cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated remaining useful lives, as follows:

- Buildings 40 years
- Leasehold improvements 2 – 10 years
- Plant and equipment 2 – 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (refer to Note 1(j)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

Note 1. Summary of significant accounting policies *continued*

(t) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each region of operation by each primary reporting segment. Refer to Note 15.

(ii) Trademarks and licences

Trademarks and licences have a finite useful life and are carried at cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives, which vary from 3 to 12 years.

(iii) Research and development

Research expenditure is expensed as incurred.

An intangible asset arising from development expenditure is only recognised when all of the recognition criteria can be demonstrated. The recognition criteria for the development activity are:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

As at balance date, there are no capitalised development costs.

Other development costs are recognised in the income statement as incurred.

(u) Payables

Trade and other creditors represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 - 120 days of recognition.

Payables include employee benefits. Refer to Note 1(y).

(v) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(w) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

Note 1. Summary of significant accounting policies *continued*

(x) Provisions

Provisions are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(i) Progressive jackpot liabilities

In certain jurisdictions in the United States, the consolidated entity is liable for progressive jackpots, which are paid as an initial amount followed by either an annuity paid out over 19 or 20 years after winning or a lump sum amount equal to the present value of the progressive component. Base jackpots are charged to cost of sales with the level of play expected based on statistical analysis. The progressive component increases at a rate based on the number of coins played. The possibility exists that a winning combination may be hit before the consolidated entity has fully accrued the base component amount at which time any unaccrued portion is expensed.

(ii) Warranties

Provision is made for the estimated liability on all products still under warranty at balance date. The amount of the provision is the estimated cash flows expected to be required to settle the warranty obligations, having regard to the service warranty experience and the risks of the warranty obligations. The provision is not discounted to its present value as the effect of discounting is not material.

(iii) Make good

Provision is made for the estimated liability on all leases still held at balance date. The amount of the provision is the estimated discounted cash flows expected to be required to satisfy the make good clauses in the lease contracts.

(y) Employee benefits – payable

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the balance sheet date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Retirement benefit obligations

The controlled entities in Australia contribute a minimum of 9% of employees' base salary to Australian based approved defined contribution funds. Contributions are recognised as an expense when they become payable.

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Employee Share Option Plan, the Long Term Performance Option Plan, the Performance Share Plan and the General Employee Share Plan.

Shares, options and rights granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these options or rights. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares, options and rights granted after 7 November 2002 and vested after 1 January 2005

The fair value of options and rights granted under the Employee Share Option Plan, the Long Term Performance Option Plan and the Performance Share Plan is recognised as an employee benefit expense with a corresponding increase in reserves. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options and rights.

The fair value of options at grant date is independently determined using a modified version of the Merton Reiner Rubinstein Barrier Option model. The model has been modified to deal with options where a total shareholder return hurdle barrier is applicable. The model takes into account the exercise price, the expected life of the option, the non-tradeable nature of the option, the share price at grant date, the vesting criteria, expected price volatility of the underlying share and the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of share rights at grant date is independently determined using either a Monte-Carlo Simulation-based Pricing model or a Black-Scholes model that takes into account the share price at grant date, estimated expected future volatility, the risk-free rate, the expected dividend yield, the term of the share right and the vesting and performance criteria.

Upon the exercise of options or rights, the balance of the share-based payments reserve relating to those options or rights is transferred to share capital only if the shares are a new issue from contributed equity.

Note 1. Summary of significant accounting policies *continued*

(y) Employee benefits – payable *continued*

(iii) Share-based payments continued

The market value of shares issued to employees for no cash consideration under the General Employee Share Plan is recognised as an employee benefits expense with a corresponding increase in reserves.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

(iv) Bonus plans

A liability for employee benefits in the form of bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefits;
- the amounts to be paid are determined before the time of completion of the financial statements; or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(v) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(vi) Termination benefits

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other creditors. Liabilities for termination benefits expected to be settled within 12 months are measured at the amounts expected to be paid when they are settled.

(z) Employee benefits - provision

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the balance sheet date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the balance sheet date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(aa) Contributed equity

Ordinary shares are classified as contributed equity.

Incremental costs directly attributable to the issue of new shares or options are shown in contributed equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(ab) Dividends

Provision is made for the amount of any dividend declared on or before the end of the period but not distributed at balance date.

(ac) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Note 1. Summary of significant accounting policies *continued*

(ad) Financial instrument transaction costs

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP transaction costs were disclosed as deferred expenditure in current and non-current assets in the financial statements. Under AIFRS such costs are included in the carrying amount of the interest bearing loan in current liabilities. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group is disclosed in Note 34(5)(ii).

(ae) AASB Accounting Standards issued but not yet effective

The following accounting standards have been issued by AASB but have not been adopted by the Group as they are not effective until after annual reporting periods beginning on or after 1 January 2006 or 1 January 2007:

Accounting Standard AASB 2005-1 *Amendments to Australian Accounting Standard* – effective on or after 1 January 2006. The objective of AASB 2005-1 is to *permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in* consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements. Further, the amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in equity in accordance with the hedge accounting rules in AASB 139 *Financial Instruments: Recognition and Measurement* must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss.

Accounting Standard AASB 2005-4 *Amendments to Australian Accounting Standard - (AASB 139, AASB 132, AASB 1, AASB 1023 and AASB 1038)* – effective on or after 1 January 2006. The objective of the standard is to amend AASB 139 which necessitates consequential amendments to the other listed standards. The amendment in AASB 139 restricts the designation of financial assets and financial liabilities as 'at fair value through profit or loss' such that designation is only where permitted under contracts that contain embedded derivatives or when doing so results in more relevant information because of certain conditions.

Accounting Standard AASB 2005-10 *Amendments to Australian Accounting Standard - (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)* – effective on or after 1 January 2007. The objective of the standard is to amend disclosure requirements to AASB 132 which necessitates consequential amendments to the other listed standards. The amendment in AASB 132 is in line with the issuance of AASB 7.

Accounting Standard AASB 7 *Financial Instruments: Disclosures* – effective on or after 1 January 2007. The objective of AASB 7 is to combine and enhance the disclosure requirements in relation to the risk exposures arising from financial instruments used by the consolidated entity.

The consolidated entity will adopt these standards from 1 January 2006. At the date of this report the Group is unable to reasonably estimate the impact of the adoption of these Standards.

(af) Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

Note 2. Financial risk management

The Group's activities expose it to a variety of financial risks, these include: operational control, foreign exchange, interest rate, liquidity and credit risk.

The Group's overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures when necessary.

Financial risk management is carried out by a central treasury department (Group Treasury) under policies approved by the board of directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

(a) Operational control risk

Operational control risk refers to the risk to which the Group is exposed as a result of treasury activities, including mismanagement, error, negligence, fraud or unauthorised actions.

This risk is controlled through the Group Treasury policy. Guidelines have been established within which Group Treasury operates and covers how resources should be allocated and delegated.

(b) Foreign exchange risk

Foreign exchange risk is the risk of loss arising from an unfavourable move in market exchange rates. Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures principally to the US dollar and Japanese yen.

External foreign exchange contracts are designated at the Group level as hedges of foreign exchange risk on specific foreign currency denominated transactions.

Unrealised gains or losses on outstanding foreign exchange contracts are taken to the Group's income statement on a monthly basis.

On consolidation, exchange differences arising from the translation of any net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences is recognised in the income statement.

(c) Interest rate risk

Interest rate risk is the risk of loss arising from increased interest rates that affect the borrowing costs of the Group. The Group's interest rate risk mainly arise from borrowings under the Group's bank debt facility. At balance sheet date there were no borrowings under this facility. The Group also has borrowings issued at a fixed rate (convertible subordinated bonds). These fixed rate borrowings expose the Group to fair value interest rate risk.

The Group has the ability to manage floating interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

Given that there was no bank debt drawn at balance sheet date, there was no requirement to transact interest rate swaps.

(d) Liquidity risk

Liquidity risk is the financial risk from a possible loss of liquidity. For the Group, this might result from a mismatch of cashflow and debt repayments through forecasting errors or creditor/debtor timing differences.

Prudent liquidity risk management requires maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions.

At balance sheet date the board of directors determined that there was sufficient cash and committed credit lines available to meet the future requirements of the Group.

(e) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that the sales of products and services are made to customers with an appropriate credit history.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

Note 3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are in relation to impairment of goodwill.

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(t). The recoverable amounts of cash generating units have been determined based on value-in-use calculations and fair-value less cost to sell. These calculations require the use of assumptions. Refer to Note 15 for details of these assumptions and the potential impact of changes to the assumptions.

Note 4. Segment information

Primary reporting – geographical segments

2005	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Total continuing operations $'000	Inter-segment eliminations/ unallocated $'000	Consolidated $'000
Revenue									
Sales to external customers	270,305	496,108	13,532	373,699	36,995	105,684	1,296,323	–	1,296,323
Inter-segment sales	134,260	–	–	–	–	–	134,260	(134,260)	–
Total sales revenue	404,565	496,108	13,532	373,699	36,995	105,684	1,430,583	(134,260)	1,296,323
Other income (excluding interest)	752	2,782	–	9	270	92	3,905	–	3,905
Total segment revenue/income (excluding interest)	405,317	498,890	13,532	373,708	37,265	105,776	1,434,488	(134,260)	1,300,228
Interest income									16,807
Total consolidated revenue									1,317,035
Result									
Segment result	247,321	24,036	4,709	58,925	1,136	21,744	357,871	505	358,376
Net interest income/(expense)									5,571
Profit before income tax expense									363,947
Income tax expense									(119,626)
Net profit after tax									244,321
Segment contribution profit/(loss)	106,813	182,293	4,913	87,958	14,981	31,703	428,661	(70,285)	358,376
Assets and liabilities									
Segment assets	698,725	79,715	23,623	264,953	5,821	20,184	1,093,021	(90,235)	1,002,786
Unallocated assets									64,634
Total assets									1,067,420
Segment liabilities	154,930	96,017	10,404	180,134	2,440	7,403	451,328	(159)	451,169
Unallocated liabilities									264,694
Total liabilities									715,863
Other segment information									
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	11,566	23,386	–	2,179	554	1,088	38,773	(452)	38,321
Depreciation and amortisation expense	12,466	24,391	517	1,565	163	633	39,735	–	39,735
Other non-cash expenses	12,189	4,597	(121)	464	156	(66)	17,219	–	17,219

Note 4. Segment information *continued*

Primary reporting – geographical segments *continued*

2004	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Total continuing operations $'000	Inter-segment eliminations/ unallocated $'000	Consolidated $'000
Revenue									
Sales to external customers	282,598	367,572	20,429	336,756	28,798	96,701	1,132,854	–	1,132,854
Inter-segment sales	140,013	–	–	–	–	–	140,013	(140,013)	–
Total sales revenue	422,611	367,572	20,429	336,756	28,798	96,701	1,272,867	(140,013)	1,132,854
Other income (excluding interest)	1,184	704	–	7	1	174	2,070	–	2,070
Total segment revenue/income (excluding interest)	423,795	368,276	20,429	336,763	28,799	96,875	1,274,937	(140,013)	1,134,924
Interest income									7,368
Total consolidated revenue									1,142,292
Result									
Segment result	159,027	10,209	3,424	48,956	1,114	13,346	236,076	(6,063)	230,013
Net interest (expense)/income									(4,555)
Profit before income tax expense									225,458
Income tax expense									(83,286)
Net profit after tax									142,172
Segment contribution profit/(loss)	96,655	102,253	13,373	75,883	10,911	20,797	319,872	(89,859)	230,013
Assets and liabilities									
Segment assets	703,332	64,486	18,651	120,724	8,835	20,857	936,885	(93,022)	843,863
Unallocated assets									64,532
Total assets									908,395
Segment liabilities	129,301	80,315	10,758	77,694	2,208	7,959	308,235	(476)	307,759
Unallocated liabilities									226,148
Total liabilities									533,907
Other segment information									
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	14,754	36,911	282	1,344	168	471	53,930	(2,264)	51,666
Depreciation and amortisation expense	14,864	19,068	853	436	224	456	35,901	-	35,901
Other non-cash expenses	6,172	(1,530)	(276)	11,379	140	1,608	17,493	-	17,493

Note 4. Segment information *continued*

Secondary reporting – business segments

The activities of the entities in the consolidated entity are predominantly within a single business which is the development, manufacture, sale, distribution and service of gaming machines and systems.

Notes to and forming part of the segment information

(a) Accounting policies

Segment information is prepared in conformity with the accounting policies of the Group as disclosed in Note 1 and AASB 114 *Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes and interest bearing liabilities.

(b) Inter-segment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an 'arm's-length' basis and are eliminated on consolidation.

Gross margins are measured as revenues less cost of goods sold, being labour and related on-costs as well as direct material costs, as a percentage of revenues.

(c) Segment contribution profit/(loss)

For each of the regions, segment contribution profit/(loss) represents segment results before charges for licence fees, R&D expenditure, corporate expenses, international service recharges, advanced pricing agreements and impairment of intangibles and other non-trading assets. The total amount of these items is included in the unallocated category.

(d) Head office expenses

Head office expenses are included in the segment result as they are allocated and charged out to each of the segments.

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Note 5. Profit from ordinary activities					
(a) Revenue from operating activities					
Sale of goods	1(e)(i)	1,062,791	943,087	–	–
Gaming operations and services	1(e)(ii)	233,532	189,767	–	–
		1,296,323	1,132,854	–	–
(b) Other income					
Interest		16,807	7,368	9,676	6,830
Dividends		–	–	90,000	92,000
Foreign currency translation gains	5(d)	2,511	607	1,078	3,157
Gain on disposal of property, plant and equipment	5(e)	261	–	–	–
Other income		1,133	1,463	1,220	1,905
Other income from ordinary activities		20,712	9,438	101,974	103,892
(c) Expenses					
(i) Depreciation and amortisation					
Depreciation and amortisation of property, plant and equipment					
- Buildings		436	639	–	–
- Leasehold improvements		1,267	1,701	–	–
- Plant and equipment		35,088	29,009	–	–
Total depreciation and amortisation of property, plant and equipment	13	36,791	31,349	–	–
Amortisation of intangibles					
- Computer software		2,815	3,778	–	–
- Copyrights, patents, trademarks and licensing rights		129	774	–	–
Total amortisation of intangibles	15	2,944	4,552	–	–
Total depreciation and amortisation	32	39,735	35,901	–	–
(ii) Employee benefits expense					
Salaries and wages		192,586	173,415	–	–
Superannuation costs		8,144	7,858	–	–
Post-employment benefits other than superannuation		2,900	6,397	–	–
Expense of share-based payments	27	7,712	8,042	1,213	1,905
Employee benefits expense		211,342	195,712	1,213	1,905

		Consolidated		Parent entity	
	Notes	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Note 5. Profit from ordinary activities *continued*					
(c) Expenses *continued*					
(iii) Other significant items					
Other charges against assets					
– Bad and doubtful debts – trade debtors	9	1,622	(2,662)	–	-
– Write down of inventories to net realisable value		6,588	16,568	–	-
Redundancy costs		2,900	6,397	–	-
Legal costs		28,938	16,735	–	-
Rental expense relating to operating leases					
– Minimum lease payments		10,514	10,747	–	-
Total rental expense relating to operating leases		10,514	10,747	–	-
(d) Net foreign exchange gain/(loss)					
Foreign exchange gain		2,511	607	1,078	3,157
Foreign exchange loss		(475)	-	–	-
Realised exchange differences arising from the partial settlement of a long-term loan which formed part of the net investment in a foreign operation		–	(40,669)	–	-
Net foreign exchange gain/(loss)		2,036	(40,062)	1,078	3,157
(e) Net gain/(loss) on disposal of property, plant and equipment					
Gain on disposal of property, plant and equipment		261	–	–	-
Loss on disposal of property, plant and equipment		(191)	(586)	–	-
Net gain/(loss) on disposal of property, plant and equipment	32	70	(586)	–	-

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Note 6. Income tax expense				
Major components of income tax expense for the years ended 31 December 2004 and 2005 are:				
(a) Income tax expense				
Current income tax	120,746	77,012	(885)	(8,406)
Deferred income tax	498	5,584	844	7,993
Adjustments in respect of current income tax of previous years	(1,618)	690	177	(50)
Income tax expense / (credit)	119,626	83,286	136	(463)
Deferred income tax expense included in income tax expense comprises:				
Decrease in deferred tax asset	401	249	844	7,993
Increase in deferred tax liabilities	97	5,335	–	–
Deferred income tax expense included in income tax expense	498	5,584	844	7,993
(b) Reconciliation of income tax expense to prima facie tax payable				
Profit from ordinary activities before income tax expense	363,947	225,458	91,014	90,531
Tax at the Australian tax rate of 30% (2004: 30%)	109,184	67,637	27,304	27,159
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Research and development	(2,310)	(2,398)	–	–
Share-based payments	2,085	1,841	–	572
Non taxable dividends	–	–	(27,000)	(27,600)
Other	566	2,161	(340)	(535)
	109,525	69,241	(36)	(404)
Difference in overseas tax rates	10,763	8,342	–	–
Adjustments in respect of current income tax of previous years				
Current income tax	(1,618)	690	177	(50)
Deferred income tax	956	5,013	(5)	(9)
Income tax expense / (credit)	119,626	83,286	136	(463)
Average effective tax rate	32.87%	36.94%	0.15%	-0.51%
(c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity				
Current income tax - credited directly to equity	9,009	–	45	–
Aggregate current and deferred tax arising in the reporting period directly debited or credited to equity	9,009	–	45	–

	Consolidated		Parent entity	
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Note 6. Income tax expense *continued*				
(d) Capital tax losses				
Unused gross capital tax losses for which no deferred tax asset has been recognised	530	530	530	530
Potential tax benefit at 30%	159	159	159	159

All unused capital tax losses were incurred by Australian entities.

(e) Unrecognised temporary differences

Under Australian tax law, the taxable profit made by a tax consolidated group in relation to an entity leaving the group depends on a range of factors, including the tax values and/or carrying values of assets and liabilities of the leaving entities, which vary in line with the transactions and events recognised in each entity. The taxable profit or loss ultimately made on any disposal of investments within the tax consolidated group will therefore depend upon when each entity leaves the tax consolidated group and the assets and liabilities that the leaving entity holds at that time.

The consolidated entity considers the effects of the entities entering or leaving the tax consolidated group to be a change of tax status that is only recognised when those events occur. As a result, temporary differences and deferred tax liability have not been measured or recognised in relation to investments within the tax consolidated group.

The deferred tax balances in relation to Aristocrat Leisure Limited's indirect overseas investments have not been recognised as the investments eliminate on accounting consolidation.

(f) Tax consolidation legislation

Aristocrat Leisure Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation as of 1 January 2004. The accounting policy in relation to this legislation is set out in Note 1(g).

On adoption of tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Aristocrat Leisure Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Aristocrat Leisure Limited for any current tax payable assumed and are compensated by Aristocrat Leisure Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Aristocrat Leisure Limited under the tax consolidation legislation. The funding amounts are determined by reference to the tax funding agreement which applies a group allocation approach, taking into account a combination between the 'stand alone tax payer' and a 'separate tax payer within a group'. There are no equity adjustments arising from the implementation of UIG1052 *Tax Consolidation Accounting*.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables (refer to Note 9).

	Parent entity 2005 $'000	Parent entity 2004 $'000
Note 7. Dividends		
Ordinary shares		
Final dividends paid during the year:		
– 2004 - 4.0 cents, unfranked, per fully paid share paid on 23 March 2005	19,144	–
– 2003 - 3.0 cents, 40% franked on tax paid at 30%, per fully paid share paid on 24 March 2004	–	14,112
Interim dividends paid during the year:		
– 2005 - 10.0 cents, 100% franked on tax paid at 30%, per fully paid share paid on 21 September 2005	47,602	–
– 2004 - 4.0 cents, unfranked, per fully paid share paid on 22 September 2004	–	19,098
Total dividends paid during the year	66,746	33,210
Dividends paid were satisfied as follows:		
Paid in cash	66,746	29,560
Satisfied by issue of shares under the Dividend Reinvestment Plan	–	3,650
	66,746	33,210
Dividends not recognised at year end		
Since the end of the year the directors have recommended the payment of a final dividend of 20.0 cents (2004 – 4.0 cents) per fully paid ordinary share, 100% franked (2004: unfranked). The aggregate amount of the proposed final dividend expected to be paid on 24 March 2006 out of retained profits at 31 December 2005, but not recognised as a liability at the end of the year is:	93,821	19,084

Franked dividends

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Estimated franking credits expected to be available for subsequent financial years based on a tax rate of 30% (2004: 30%)	–	–	84,218	38,790

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

Dividend Reinvestment Plan

The directors have determined that the Aristocrat Leisure Limited Dividend Reinvestment Plan will not operate in respect of the 2005 final dividend.

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Note 8. Cash and cash equivalents					
Cash at bank and in hand		157,032	55,067	10	3,489
Short-term deposits		202,500	230,906	–	–
	17	359,532	285,973	10	3,489

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the Group. Short-term deposits bear floating interest rates between 4.08% and 5.77% (2004: between 2.00% and 7.35%).

Note 9. Receivables

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Current				
Trade receivables	283,300	225,011	–	–
Provision for doubtful debts	(10,204)	(9,927)	–	–
	273,096	215,084	–	–
Tax related amounts receivable from wholly-owned entities*	–	–	78,514	45,793
Other receivables	11,960	11,064	–	1,770
	285,056	226,148	78,514	47,563

* Refer to Note 6 for details of tax sharing and compensation arrangements.

Current receivables are non-interest bearing and are generally on 30 day terms from the date of billing.

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Non-current				
Trade receivables	58,723	47,905	–	–
Receivable from other controlled entities**	–	–	335,232	455,597
Other receivables	2,530	3,465	–	779
	61,253	51,370	335,232	456,376

** Refer to Note 30 for terms and conditions relating to receivables from other controlled entities.

(a) Bad and doubtful trade receivables

The Group has recognised a loss of $1,622,153 (2004: net gain of $2,662,480) in respect of bad and doubtful trade receivables during the year ended 31 December 2005. The loss has been included in 'sales and marketing costs' in the income statement.

(b) Other receivables – current

These include prepayments and other receivables incurred under normal terms and conditions and which do not earn interest.

(c) Other receivables – non-current

These include long-term deposits and prepayments and other receivables incurred under normal terms and conditions and which do not earn interest.

Note 10. Inventories

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Current					
Raw materials and stores – at cost		56,082	58,923	–	–
Provision for obsolescence		(21,129)	(23,553)	–	–
		34,953	35,370	–	–
Work in progress		200	697	–	–
Finished goods – at cost		47,423	25,333	–	–
Provision for obsolescence		(7,618)	(10,739)	–	–
		39,805	14,594	–	–
Contract work in progress		878	965	–	–
Inventory in transit – at cost		6,562	17,580	–	–
		82,398	69,206	–	–
Non-current					
Raw materials and stores – at cost		–	630	–	–
Provision for obsolescence		–	(630)	–	–
		–	–	–	–
Aggregate carrying amount of inventories					
Current		82,398	69,206	–	–
Non-current		–	–	–	–
		82,398	69,206	–	–

Inventory expense

Inventories recognised as expense during the year ended 31 December 2005 amounted to $478,864,481 (2004: $446,988,076).

Note 11. Financial assets

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Current					
Equity securities available-for-sale		6,085	5,566	–	–
Debt securities held-to-maturity		1,473	1,390	–	–
	17	7,558	6,956	–	–
Non-current					
Debt securities held-to-maturity		12,187	12,509	–	–
Investment in unlisted controlled entities		–	–	13,190	6,692
	17	12,187	12,509	13,190	6,692

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Note 12. Other assets					
Intellectual property rights	1(n)	2,164	1,603	–	–

Note 13. Property, plant and equipment

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Land and buildings				
Land and buildings – at deemed cost	42,408	41,324	–	-
Leasehold improvements – at cost	15,074	15,188	–	-
Accumulated amortisation	(7,817)	(6,603)	–	-
	7,257	8,585	–	-
Total land and buildings	49,665	49,909	–	-
Plant and equipment				
Plant and equipment owned – at cost	160,673	137,614	–	-
Accumulated depreciation	(93,883)	(70,061)	–	-
Total plant and equipment	66,790	67,553	–	-
	116,455	117,462	–	-

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Land and buildings $'000	Leasehold improvements $'000	Plant & equipment $'000	Leased plant & equipment $'000	Total $'000
Consolidated					
Carrying amount at 1 January 2004	42,744	9,903	50,519	1,462	104,628
Additions	21	713	47,340	–	48,074
Disposals	(431)	(171)	(2,773)	(17)	(3,392)
Depreciation/amortisation	(639)	(1,701)	(28,896)	(113)	(31,349)
Foreign currency exchange differences	(371)	(159)	31	–	(499)
Transfers*	–	–	1,332	(1,332)	-
Carrying amount at 31 December 2004	41,324	8,585	67,553	-	117,462
Additions	930	399	34,515	-	35,844
Disposals	–	–	(1,820)	-	(1,820)
Depreciation/amortisation	(436)	(1,267)	(35,088)	-	(36,791)
Foreign currency exchange differences	590	301	1,630	-	2,521
Transfers**	–	(761)	–	-	(761)
Carrying amount at 31 December 2005	42,408	7,257	66,790	–	116,455

* Transfers represent items of plant and equipment acquired under lease agreements that have been retained at the end of the lease period.
** Transfers in 2005 represents the lapsing of leasehold contracts and subsequent reversal of the associated asset (refer to Note 18).

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Note 14. Deferred tax assets					
The balance comprises temporary differences attributable to:					
Amounts recognised in profit or loss					
Accruals and other provisions		22,060	26,980	–	7,994
Doubtful debts		2,277	2,041	–	79
Deferred revenue		4,834	5,116	–	–
Employee benefits		10,133	7,158	–	5,959
Convertible subordinated bonds		178	–	178	–
Property, plant, equipment and intangible assets		1,713	(3,817)	–	4,392
Prepayments		(481)	(262)	–	–
Provision for stock obsolescence		7,930	9,851	–	4,321
Overseas tax obligations		3,852	2,302	–	–
Unrealised gains and losses		2,508	2,769	2,219	2,740
Other		7,840	9,224	(669)	4,664
		62,844	63,342	1,728	30,149
Movements					
Opening balance at 1 January		63,342	68,926	30,149	10,565
Credited / (charged) to the income statement	6	(498)	(5,584)	(844)	(7,993)
Reallocation to related entities		–	–	(27,577)	27,577
Closing balance at 31 December		62,844	63,342	1,728	30,149

Under previous AGAAP, the parent entity recognised deferred tax amounts relating to transactions, events and balances of the tax consolidated entities as if those transactions, events and balances were its own.

Under AIFRS, the parent entity only recognises the current tax payable and deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group. The de-recognition of the deferred tax balances in Aristocrat Leisure Limited as at 1 January 2005 to the respective wholly-owned Australian controlled entities does not give rise to equity adjustments.

	Consolidated		Parent entity	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Note 15. Intangible assets				
Goodwill	**71,662**	67,665	**–**	-
Copyrights, patents, trademarks and licensing rights	**1,591**	1,652	**–**	-
Accumulated amortisation	**(946)**	(878)	**–**	-
	645	774	**–**	-
Computer software	**22,954**	21,198	**–**	-
Accumulated amortisation	**(19,078)**	(17,001)	**–**	-
	3,876	4,197	**–**	-
	76,183	72,636	**–**	-

	Goodwill $'000	Copyrights, patents, trademarks & licensing rights $'000	Computer software $'000	Total $'000
Consolidated				
Carrying amount at 1 January 2004	70,640	–	5,749	76,389
Additions	–	1,548	2,336	3,884
Disposals	–	–	(73)	(73)
Amortisation charge*	–	(774)	(3,778)	(4,552)
Foreign currency exchange differences	(2,975)	–	(37)	(3,012)
Carrying amount at 31 December 2004	67,665	774	4,197	72,636
Additions	–	–	2,477	2,477
Disposals	–	–	(15)	(15)
Amortisation charge*	–	(129)	(2,815)	(2,944)
Foreign currency exchange differences	3,997	–	32	4,029
Carrying amount at 31 December 2005	71,662	645	3,876	76,183

* Amortisation of $2,944,000 (2004: $4,552,000) is included in depreciation and amortisation expense in the income statement.

(a) Impairment tests for goodwill

Goodwill is allocated to the Group's cash generating units (CGUs) which are identified as the geographical business units according to the primary reporting segments.

A segment level summary of the goodwill allocation is presented below:

	2005	2004
	$'000	$'000
North America	**70,702**	66,651
Other - South Africa	**960**	1,014
	71,662	67,665

The recoverable amount of the North American CGU is determined based upon a value-in-use calculation.

The fair value less cost to sell calculation is the method used to determine the recoverable amount of the South African CGU.

Note 15. Intangible assets *continued*

(b) Key assumptions used for value-in-use calculations

(i) **Value-in-use**

A discounted cash flow has been used based on the operating and investing cash flows (before borrowing costs and tax impacts), in the analysis of the North American CGU. The following inputs and assumptions have been adopted:

1. Financial budgets and strategic plans for five years approved by management;
2. A pre-tax discount rate of 13.6%;
3. A terminal growth rate of 3.0%, which does not exceed the long-term average growth rate for the gaming industry in the North American region; and
4. An allocation of head office assets.

(ii) **Fair value less cost to sell**

The Earnings Before Interest Tax Depreciation and Amortisation ('EBITDA') multiple methodology has been used in the South African CGU. The following inputs and assumptions have been adopted:

1. Financial budgets and strategic plans for three years approved by management;
2. An EBITDA multiple of 6;
3. A cost of disposal of 5.0%; and
4. An allocation of head office assets.

Management has based the assumptions in both models upon the CGUs past performance and future expectations and forecast growth rates found in local industry reports.

(c) Impact of possible changes in key assumptions

It is determined that there would not be any material change to any key assumption on which management has based its determination of the recoverable amount that would cause the CGUs carrying amount to exceed their recoverable amounts.

(d) Impairment charge

The annual impairment test indicates no impairment charge is required for the CGUs in either financial year ended December 2004 or 2005.

	Consolidated		Parent entity	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Note 16. Payables				
Trade creditors	**160,159**	57,851	**-**	-
Other creditors	**162,368**	130,472	**735**	693
	322,527	188,323	**735**	693

Notes to the financial statements
for the year ended 31 December 2005

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Note 17. Interest bearing liabilities				
Current				
Secured				
Bank loans	–	100	–	–
Unsecured				
Convertible subordinated bonds	175,808	166,283	175,808	166,283
	175,808	166,383	175,808	166,283

(a) Convertible subordinated bonds

The Company issued US$130 million of 5% convertible subordinated bonds on 31 May 2001 and 7 June 2001. The bonds mature on 31 May 2006 and at the time issued, such bonds were convertible into 31,614,786 ordinary shares between 29 August 2001 and 16 May 2006, unless previously redeemed.

The interest expense is calculated by applying the effective interest rate of 5.70% to the liability. The actual interest is paid on 31 May and 30 November each year.

The Company called the convertible subordinated bonds for redemption and issued a notice of redemption to the bondholders dated 20 December 2004. In the Company's view, the call for redemption terminated the bondholders' rights to convert the bonds. For further information refer to Note 23.

(b) Assets pledged as security

The bank loans and overdraft facility are secured by a mortgage over the consolidated entity's Australian freehold land and buildings, the current market value of which exceeds the value of the mortgage and a floating charge over the consolidated entity's Australian assets, the current market value of which exceeds the value of the bank facilities available.

The carrying amount of assets pledged as security for current and non-current interest bearing liabilities are:

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Current					
Floating charge					
Cash and cash equivalents	8,33	184,973	225,651	10	3,489
Receivables	9,33	77,801	46,281	–	-
Total current assets pledged as security		262,774	271,932	10	3,489
Non-current					
First mortgage					
Freehold land and buildings	13,33	32,279	31,515	–	-
Floating charge					
Receivables – non-current	9,33	276,038	262,152	335,232	456,376
Plant and equipment	13,33	24,513	25,668	–	-
Total non-current assets pledged as security		332,830	319,335	335,232	456,376
Total assets pledged as security		595,604	591,267	335,242	459,865

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000

Note 17. Interest bearing liabilities *continued*

(c) Financing arrangements

Unrestricted access was available at balance date to the following lines of credit:

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Credit standby arrangements					
Total facilities					
– Bank overdrafts	(i)	5,000	5,000	–	–
– Bank loans	(ii)	300,000	132,637	–	–
– Other facilities	(iii)	18,290	19,750	–	–
		323,290	157,387	–	–
Used at balance date					
– Bank overdrafts		–	–	–	–
– Bank loans		–	100	–	–
– Other facilities		–	1,453	–	–
		–	1,553	–	–
Unused at balance date					
– Bank overdrafts		5,000	5,000	–	–
– Bank loans		300,000	132,537	–	–
– Other facilities		18,290	18,297	–	–
		323,290	155,834	–	–

(i) The bank overdraft facility is subject to annual review.
(ii) The bank loan facility is a 3 year facility commencing 18 July 2005.
(iii) Other facilities relate to the Japanese note issuance facilities which are subject to annual review.

(d) Forward exchange contracts

The consolidated entity enters into forward exchange contracts to hedge foreign currency denominated receivables and also to manage the purchase of foreign currency denominated inventory and capital items. The following table provides information as at balance date on the net fair value of the Group's existing foreign exchange hedge contracts ($'000):

Weighted average exchange rate		Maturity profile: 1 year or less	Maturity profile: 1 to 7 years	Net fair value gain/(loss)**
AUD/USD:	0.7353	38,165	–	(105)
AUD/JPY:	85.7200	2,132	–	2
AUD/ZAR:	5.6917	3,193	6,958	(1,322)
USD/ZAR*:	6.5445	432	–	(14)
	Totals	43,922	6,958	(1,439)

* The USD amount is converted at the prevailing year-end AUD/USD exchange rate.
** Refer to Note 1(dd).

(e) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of all financial assets and financial liabilities of the Group approximates their carrying amounts.
The net fair value of financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

(ii) Off-balance sheet

At 31 December 2005, there were no off-balance sheet financial assets or liabilities, other than those potential liabilities which may arise from certain contingencies disclosed in Note 23.

Notes to the financial statements
for the year ended 31 December 2005

Note 17. Interest bearing liabilities *continued*

(f) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

	Notes	Weighted average interest rate %	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Fixed interest maturing in: Over 1 to 5 years $'000	Non-interest bearing $'000	Total $'000
2005							
Financial assets							
Cash and deposits	8	4.51	359,532	–	–	–	359,532
Trade receivables	9	–	–	–	–	331,819	331,819
Financial assets – investment securities	11	3.06	–	7,558	12,187	–	19,745
			359,532	7,558	12,187	331,819	711,096
Financial liabilities							
Payables	16	–	–	–	–	322,527	322,527
Other liabilities	19	–	–	–	–	6,252	6,252
Loans – other	17	5.00	–	175,808	–	–	175,808
Progressive jackpot liabilities*	18	4.65	–	16,231	12,253	–	28,484
			–	192,039	12,253	328,779	533,071
Net financial assets/(liabilities)			359,532	(184,481)	(66)	3,040	178,025
2004							
Financial assets							
Cash and deposits	8	4.49	285,973	–	–	–	285,973
Trade receivables	9	–	–	–	–	262,989	262,989
Financial assets – investment securities	11	1.24	–	6,956	12,509	–	19,465
			285,973	6,956	12,509	262,989	568,427
Financial liabilities							
Payables	16	–	–	–	–	188,323	188,323
Other liabilities	19	–	–	–	–	6,554	6,554
Loans – other	17	5.00	–	166,283	–	–	166,283
Loans – bank	17	5.46	–	100	–	–	100
Progressive jackpot liabilities*	18	5.06	–	11,759	12,463	–	24,222
			–	178,142	12,463	194,877	385,482
Net financial assets/(liabilities)			285,973	(171,186)	46	68,112	182,945

* Refer to Note 1(x)(i) for details on progressive jackpot liabilities.

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000

Note 18. Provisions

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Current					
Employee benefits	1(y)	8,279	7,221	–	–
Make good allowances	1(x)(iii)	244	115	–	–
Progressive jackpot liabilities	1(x)(i)	16,231	11,759	–	–
Warranties	1(x)(ii)	3,158	3,084	–	–
		27,912	22,179	–	–
Non-current					
Employee benefits	1(y)	4,825	4,847	–	–
Make good allowances	1(x)(iii)	1,214	2,091	–	–
Progressive jackpot liabilities	1(x)(i)	12,253	12,463	–	–
		18,292	19,401	–	–

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	Make good allowances $'000	Progressive jackpot liabilities $'000	Warranties $'000	Total $'000
Consolidated – current and non-current				
Carrying amount at 1 January 2005	2,206	24,222	3,084	29,512
Payments	(10)	(7,302)	(29)	(7,341)
Foreign currency exchange differences	4	1,472	–	1,476
Additional provisions recognised	19	10,092	103	10,214
Reversal of provisions recognised	(761)	–	–	(761)
Carrying amount at 31 December 2005	1,458	28,484	3,158	33,100

Note 19. Other liabilities

	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Current				
Deferred revenue	31,767	36,783	–	–
Non-current				
Unsecured				
Deferred revenue	44,419	34,519	–	–
Other	6,252	6,554	–	–
	50,671	41,073	–	–

	Notes	2005 Shares	Parent entity 2004 Shares	2005 $'000	Parent entity 2004 $'000
Note 20. Contributed equity					
Ordinary shares, fully paid		470,535,639	476,898,378	88,240	282,449
Movements in ordinary share capital					
Ordinary shares at the beginning of the year	(a)	476,898,378	470,228,484	282,449	267,705
Shares issued	(b)	–	3,853,124	–	10,461
Shares bought back on-market and cancelled	(c)	(9,148,348)	(1,384,461)	(102,393)	(10,711)
Capital return	(d)	–	–	(100,399)	–
Employee Share Option Plan issues	(e)	2,676,584	2,357,502	12,461	9,438
General Employee Share Plan issues	(f)	109,025	502,593	1,213	1,906
Dividend Reinvestment Plan	(g)	–	1,343,136	–	3,650
Transfer to share-based payments reserve		–	–	(5,091)	-
Ordinary shares at the end of the financial year		470,535,639	476,898,378	88,240	282,449

(a) Ordinary shares

Ordinary shares which have no par value entitle the holder to participate in dividends and the winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Shares issued

Shares issued during the 2004 financial year were for the underwriting of the final dividend paid on 24 March 2004.

(c) Shares bought back on-market

Between October 2004 and October 2005, the Company purchased and cancelled a total of 9,456,809 shares (2005: 8,072,348; 2004: 1,384,461) via an on-market share buy back program. The shares were acquired at an average price of $10.57 per share, with prices ranging from $7.08 to $12.60 per share. The total cost of $100,055,864 including transaction costs of $100,539 has been deducted from contributed equity. Transaction costs include $55,866 incurred in 2004.

On 8 December 2005, the Company commenced a second $100 million on-market share buy back program. The buy back is expected to be completed over a twelve month period. At 31 December 2005, the Company had purchased 1,076,000 shares under the program. The shares were acquired at an average price of $12.08 per share with prices ranging from $11.93 to $12.20 per share. To date no transaction costs have been incurred.

(d) Capital return

On 15 July 2005, the Company paid to shareholders registered as at 1 July 2005, a capital return of $0.21 per ordinary share. Transaction costs of $452,232 are included in the total cost of $100,399,394.

(e) Employee Share Option Plan

Information relating to option plans, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 27.

(f) General Employee Share Plan

Information concerning the General Employee Share Plan is set out in Note 27.

(g) Dividend Reinvestment Plan

At the May 2002 Annual General Meeting, shareholders adopted the Aristocrat Dividend Reinvestment Plan. The Plan allows shareholders to reinvest their dividends in new shares issued by the Company. The issue price for such shares is between 95% and 100% (as determined by the directors) of the weighted average market price of the shares over the five business days up to and including the dividend record date. The directors determine at the time of the declaration of each dividend whether the Plan will apply to that dividend. The Dividend Reinvestment Plan did not apply to the 2005 interim dividend and will not apply to the 2005 full year dividend.

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Note 21. Reserves and retained earnings					
(a) Reserves					
Capital profits reserve	(i)	–	107	–	–
Foreign currency translation reserve	(ii)	(45,527)	(40,785)	–	–
Share-based payments reserves	(iii),(iv)	3,599	6,287	20,627	6,287
		(41,928)	(34,391)	20,627	6,287
Movements					
(i) Capital profits reserve					
The capital profits reserve was transferred to retained earnings during the year.					
Capital profits reserve at the beginning of the financial year		107	107	–	–
Transfer of reserves to retained earnings		(107)	–	–	–
Capital profits reserve at the end of the financial year		–	107	–	–
(ii) Foreign currency translation reserve					
The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to Note 1d(iii).					
Foreign currency translation reserve at the beginning of the financial year		(40,785)	(70,198)	–	–
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)		(1,980)	–	–	–
Realised exchange differences on net investment in a self-sustaining subsidiary (net of tax)		–	28,447	–	–
Net exchange differences on translation of foreign controlled entities, net investment in foreign operations and related hedges		(2,762)	966	–	–
Foreign currency translation reserve at the end of the financial year		(45,527)	(40,785)	–	–
(iii) Share-based payments reserve					
The share-based payments reserve is used to recognise the fair value of all shares, options and rights both issued and issued but not exercised under the various Aristocrat employee share plans.					
Share-based payments reserve at the beginning of the financial year		6,287	150	6,287	150
Share-based payments expense		6,498	6,137	6,499	6,137
Transfer from contributed equity		5,091	–	5,091	–
Employee Share Option Plan issues*		2,750	–	2,750	–
Share-based tax adjustment		2,443	–	–	–
Net movement in share-based payments reserve		16,782	6,137	14,340	6,137
Share-based payments reserve at the end of the financial year		23,069	6,287	20,627	6,287

* Represents the proceeds received from employees on the exercise of share options. The shares have been issued to the employees from shares purchased through the Aristocrat Employee Equity Plan Trust.

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Note 21. Reserves and retained earnings *continued*					
(a) **Reserves** *continued*					
Movements *continued*					
(iv) Share-based payments trust reserve					
The share-based payments trust reserve is used to recognise the fair value, net of income tax, of shares purchased through the Aristocrat Employee Equity Plan Trust.					
Share-based payments trust reserve at the beginning of the financial year		–	–	–	–
Purchases		(25,991)	–	–	–
Tax effect on purchases		6,521	–	–	–
Net movement in share-based payments trust reserve		(19,470)	–	–	–
Share-based payments trust reserve at the end of the financial year		(19,470)	–	–	–
Total share-based payments reserves					
Total share-based payments reserves at the beginning of the financial year		6,287	150	6,287	150
Net movement in share-based payments reserves		(2,688)	6,137	14,340	6,137
Total share-based payments reserves at the end of the financial year		3,599	6,287	20,627	6,287
(b) **Retained earnings**					
Retained earnings at the beginning of the financial year		126,430	17,468	55,353	(2,431)
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)		1,249	–	(731)	–
Other		(116)	–	–	–
Transfer of reserves		107	–	–	–
Net profit attributable to members of Aristocrat Leisure Limited		244,321	142,172	90,878	90,994
Dividends provided for or paid	7	(66,746)	(33,210)	(66,746)	(33,210)
Retained earnings at the end of the financial year		305,245	126,430	78,754	55,353

Note 22. Events occurring after reporting date

A subsidiary of the Company acquired a 50 per cent interest in the Elektrončék group of companies ('Elektrončék') on 27 January 2006.

Elektrončék, which trades under the Interblock brandname, manufactures a range of electro-mechanical multi-terminal gaming products, including Roulette, Dice and Sic Bo, with a number of other products in advanced stages of development.

Elektrončék is based in Slovenia, part of the European Union, and sells its products in a wide range of gaming jurisdictions, including territories in Europe, the USA, Canada and Macau. It currently has products awaiting approval in a number of jurisdictions, including NSW in Australia.

Aristocrat's initial investment is Euros 30 million (AU$49 million) with up to a further Euros 10 million (AU$16 million) payable, dependent on the achievement of certain financial performance targets for the years ended 31 December 2005 and 2006.

It is impractical to disclose other information on the business acquisition due to the time constraints of preparing audited financial statements as at the settlement date of 27 January 2006.

Aside from the event mentioned above there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

Note 23. Contingent liabilities

The parent entity and consolidated entity has contingent liabilities at 31 December 2005 in respect of:

(i) A contingent liability exists in relation to a guarantee given by the Company in respect of loans, advances, hire purchase and leasing facilities extended to a controlled entity, Aristocrat Technologies Australia Pty Ltd.

(ii) Group proceedings against the Company are continuing in the Federal Court of Australia. The proceedings, commenced on behalf of shareholders who acquired shares in the period 20 September 2002 to 26 May 2003, relate to the parent entity's disclosure of information relating to its financial performance during that period. The group seeks unspecified damages, declarations, interest and costs. The proceedings are being defended. The solicitors and funder associated with the group members have made a number of inconsistent announcements concerning the maximum value of the claim. These announcements have included sworn estimates of up to $180 million (including claims for consequential loss). In October 2005, the Federal Court held that the part of the group definition used in the proceedings amounted to an abuse of process.

On 10 February 2006, the Federal Court made certain orders which now require the plaintiff to conduct the proceedings on behalf of all shareholders of the Company who acquired an interest in shares in the Company between 20 September 2002 and 26 May 2003 and who suffered loss and damage as a result of the alleged conduct of the Company. At this stage the Company does not know how many shareholders and former shareholders are potential members of the expanded class represented in the proceedings and the extent to which the expansion of the class will materially if at all increase the Company's potential liability.

(iii) The Company issued US$130 million of 5% convertible subordinated bonds ('bonds') due 31 May 2006 on 31 May 2001 and 7 June 2001. The indenture permits the Company to call for the redemption of the bonds after the Company's shares have traded for a period of more than 20 trading days during a period of 30 consecutive trading days at a price exceeding 140% of the conversion price.

Consistent with its view of the parties' agreement, the Company took the steps on 20 December 2004 which it believed necessary and sufficient to call for the redemption of the bonds in accordance with the indenture, thereby terminating bondholder conversion rights. On the same day, the Company commenced legal action in the United States District Court for the Southern District of New York, seeking a declaration from the Court that (1) the exchange rate error should be corrected and the indenture reformed to reflect the intended rate; and (2) the call for redemption of the bonds terminated the rights of the bondholders to convert. Various bondholders subsequently intervened in the case.

On 12 August 2005, the District Court entered an Order that bondholder conversion rights had not been terminated as of 20 December 2004. In so holding, the Court adopted an interpretation of the indenture not argued by the Company or the bondholders. The Court otherwise deferred ruling on various counterclaims. The Company intends to appeal the Court's Order upon entry of final judgement. As of the date of this report, it is not possible to comment on when that appeal will take place.

Note 23. Contingent liabilities *continued*

(iv) Under the terms of currently held service contracts, termination benefits may be required to be paid by the Company or a controlled entity to senior executives, at the option of the individual parties to the agreements depending on individual circumstances. The amounts, which may be paid, depend upon the specific circumstances in which termination occurs.

(v) The Company and its controlled entities have a contingent liability at 31 December 2005 of $380,486 (2004: $380,486) in respect of a guarantee facility provided by Commonwealth Bank of Australia.

(vi) Under the terms of severance agreements with a former executive director, a controlled entity is obliged to fund certain costs of a motor vehicle provided to the former executive director for an indefinite period. The estimated annual cost of providing the motor vehicle and associated benefits amounts to $62,475 (2004: $60,655).

(vii) A number of controlled entities within the consolidated entity are parties to civil actions. Based on legal advice, the directors are of the opinion that no material loss will arise as a result of these actions.

(viii) Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee which has been lodged with and approved by the Australian Securities & Investments Commission as discussed in Note 33.

(ix) A controlled entity has entered into an agreement to license technology relating to cashless gaming systems in the United States. The total royalties payable by the controlled entity under the agreement are subject to annual review. The controlled entity expects to pay annual royalties of up to $13,500,000.

(x) A controlled entity has entered an agreement solely in the United States, to license certain specified patents for the life of the patents. The total fees receivable under the agreement are subject to annual review. The controlled entity expects to receive annual licence fees of up to $7,000,000.

(xi) A complaint was served in February 2004 on Aristocrat Leisure Limited, Aristocrat Technologies Australia Pty Ltd, and Aristocrat Technologies, Inc. ('Aristocrat') on behalf of a US based individual. In March 2004, the individual passed away and the administrator for his estate has been substituted as the plaintiff. In February, 2005, the Court granted an order releasing Aristocrat Leisure Limited from the case.

The plaintiff is seeking unspecified compensation and damages against Aristocrat and third party defendants in the gaming industry. The plaintiff alleges, amongst other things, that Aristocrat's Hyperlink progressive jackpot gaming machines infringe a US patent and that Aristocrat misappropriated trade secrets of the plaintiff. Another party has made claim to ownership of the patent being asserted as well as to other patents. In November 2005, a pre-trial hearing was held by the Court regarding the scope of the patent asserted against Aristocrat.

The Court subsequently ruled on the scope of the patent in December 2005. In January 2006, the plaintiff asked the Court to reconsider two aspects of the Court's ruling on the scope of the patent. The proceedings are being defended. As of the date of this report, it is not possible to determine the likely outcome of these proceedings.

(xii) Aristocrat is involved in legal proceedings in Peru arising out of the breach of contractual obligations of a former customer. As of the date of this report, it is not possible to determine the likely outcome of these proceedings.

(xiii) On adoption of tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Aristocrat Leisure Limited.

(xiv) On 30 June 2005, Aristocrat Technologies Australia Pty Ltd ('Aristocrat') filed suit against International Game Technology alleging patent infringement in the US District Court of Nevada. On 13 January 2006, Aristocrat amended its complaint by adding Aristocrat Technologies Inc. ('ATI') as a plaintiff and IGT as a defendant. On 19 January 2006 the defendants International Game Technology and IGT answered the first amended complaint and counterclaimed against ATI which must respond to the counterclaim on 13 February 2006. Aristocrat and ATI have advised each intends to vigorously pursue all available legal and equitable remedies against IGT and International Game Technology.

On 21 December 2005, IGT filed a Demand for Arbitration relating to an alleged controversy arising out of contracts between ATI, Aristocrat and Aristocrat Leisure Limited and IGT. On 23 January 2006, ATI, Aristocrat and Aristocrat Leisure Limited filed a Statement of Defence and Counterclaim. In the arbitration, IGT seeks 'reimbursement' of US$4,545,000 purportedly paid 'under protest' under a licence between the companies and a declaration that IGT need not comply with certain provisions of that licence. In its counterclaim, ATI, Aristocrat and Aristocrat Leisure Limited seek a declaration that IGT must comply with the provisions of the licence, or, that this and other agreements with IGT are no longer valid or enforceable. As of the date of this report, it is not possible to determine the likely outcome of these proceedings.

	Consolidated		Parent entity	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Note 24. Commitments for expenditure				
Capital commitments				
Capital equipment and other commitments contracted at the balance date but not recognised as liabilities, payable within one year	602	4,248	–	–
Lease commitments				
Operating leases				
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	8,588	10,425	–	–
Later than one year but not later than five years	17,519	21,338	–	–
Later than five years	8,464	11,429	–	–
Commitments not recognised in the financial statements	34,571	43,192	–	–

	Notes	Country of incorporation	Equity holding 2005 %	Equity holding 2004 %
Note 25. Subsidiaries				
Ultimate parent entity				
Aristocrat Leisure Limited		Australia	–	–
Controlled entities				
Aristocrat Technologies Australia Pty Ltd	(a)	Australia	100	100
ASSPA Pty Ltd	(c)	Australia	100	100
Aristocrat Technology Gaming Systems Pty Limited	(c)	Australia	100	100
Aristocrat Technical Services Pty Ltd	(c)	Australia	100	100
Aristocrat Properties Pty Ltd	(c)	Australia	100	100
Aristocrat International Pty Ltd	(a)	Australia	100	100
Aristocrat Technologies LLC	(b)	Russia	100	–
Aristocrat Leisure Cyprus Limited	(b)	Cyprus	100	–
Aristocrat (Argentina) Pty Limited	(c)	Australia	100	–
Aristocrat (Puerto Rico) Pty Limited	(c)	Australia	100	–
Aristocrat (Asia) Pty Limited	(c)	Australia	100	–
Aristocrat (Macau) Pty Limited	(c)	Australia	100	–
Aristocrat (Philippines) Pty Limited	(c)	Australia	100	–
Aristocrat (Singapore) Pty Limited	(c)	Australia	100	–
Aristocrat Technologies Europe (Holdings) Limited	(b)	UK	100	100
Aristocrat Technologies Europe Limited	(b)	UK	100	100
ASSPA (UK) Limited	(b)	UK	100	100
Aristocrat Technologies NZ Limited	(b)	New Zealand	100	100
Aristocrat Technologies, Inc.	(b)	USA	100	100
Casino Data Systems	(c)	USA	100	100
CDS Signs, Inc.	(c)	USA	100	100
CDS Services Company	(c)	USA	100	100
CDS Gaming Company	(c)	USA	100	100
Turbopower Software Company	(c)	USA	100	100
CDS Graphics and Imaging, Inc.	(c)	USA	100	100
Aristocrat Technologies Canada, Inc.	(c)	Canada	100	–
Hanson Distributing Company	(c)	USA	100	100
Aristocrat Funding Corporation	(c)	USA	100	100
Aristocrat Funding Corporation Pty Ltd	(c)	Australia	100	100
Aristocrat Argentina S.A.	(c)	Argentina	100	100
Aristocrat CA	(c)	Venezuela	100	100
Aristocrat Africa (Pty) Ltd	(b)	South Africa	100	100
Aristocrat Technologies Africa (Pty) Ltd	(b)	South Africa	100	100
Aristocrat Technologies KK	(b) & (c)	Japan	100	100
Aristocrat Hanbai KK	(b) & (c)	Japan	100	100
Other controlled entities				
Aristocrat Employee Equity Plan Trust	(d)	Australia	–	–

(a) These controlled entities have been granted relief from the necessity to prepare accounts in accordance with Class Order 98/1418 issued by the Australian Securities & Investments Commission. For further information, refer to Note 33.

(b) Controlled entities audited by other PricewaterhouseCoopers firms.

(c) Controlled entities for which statutory audits are not required at 31 December 2005 under relevant local legislation.

(d) The trust is a special purpose entity and therefore consolidated because it meets the following criteria:
- the activities of the trust which is to purchase and issue shares for the various Aristocrat employee share plans are being conducted on behalf of the Group according to its specific business needs and the Group obtains benefits (tax or otherwise) from the trust's operation;
- the Group has the decision making powers to obtain the majority of the benefits of the activities of the trust; and
- the Group has rights to obtain the majority of the benefits of the trust and is exposed to the risks incident to ownership of the special purpose entity.

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000	Parent entity 2005 $'000	Parent entity 2004 $'000
Note 26. Employee benefits					
Employee benefits and related on-cost liabilities					
Included in payables – current	16	51,066	44,217	–	–
Provision for employee benefits – current	18	8,279	7,221	–	–
Provision for employee benefits – non-current	18	4,825	4,847	–	–
Aggregate employee benefits and related on-cost liabilities		64,170	56,285	–	–
		Number	Number	Number	Number
Employee numbers					
Number of employees at the end of the financial year		2,140	2,080	–	–

Note 27. Share-based payments

(a) Performance Share Plan (PSP)

The PSP is a long-term employee share scheme that provides for eligible employees to be offered conditional entitlements to fully paid ordinary shares in the parent entity ('Performance Share Rights').

As at 31 December 2005, 157 employees (2004: 156) were entitled to 2,864,366 (2004: 2,797,446) Performance Share Rights under this plan.

Fair value of performance share plan rights granted

The assessed fair value of share rights at date of grant for share plan rights granted during the financial year ended 31 December 2005 and 31 December 2004:

2005: series 3 – $6.101, series 4 – $6.096, series 5A – $5.38, series 5B – $9.68, series 5C – $5.34, series 5D – $9.52 per share right; and

2004: series 1A – $6.46, series 1B – $6.25 and series 2 – $8.68 per share right.

An independent valuation for each tranche of performance share rights at their respective grant dates has been performed by Deloitte Touche Tohmatsu ('Deloitte'). In undertaking the valuation of the rights, Deloitte have used a Total Shareholder Return ('TSR') model and an Earnings Per Share Growth model.

(i) Total Shareholder Return model

Deloitte have developed a Monte-Carlo simulation-based model which incorporates the impact of performance hurdles and the vesting scale on the value of the share rights. This pricing model takes into account such factors as the Company's share price at the date of grant, current price of the underlying shares, volatility of the underlying shares price, risk free rate of return, expected dividend yield and time to maturity.

The valuation of the rights has been allocated equally over the vesting period (either 3, 4 or 5 years).

The model inputs for share rights granted during the year ended 31 December 2005 included:

(a) share rights are granted for no consideration and have a 3 to 5 year life;
(b) exercise price: zero consideration;
(c) the grant date and expiry dates: refer to tables below;
(d) share price at grant date:
2005: series 3 – $9.91, series 4 – $9.858, series 5A – $10.83 and series 5C – $10.83; and
2004: series 1A and 1B – $6.96 and series 2 – $9.12;
(e) price volatility of the Company's shares:
2005: series 3 – 63.96%, series 4 – 66.83%, series 5A – 29.26% and series 5C – 29.26%; and
2004: series 1A and 1B – 79.00% and series 2 – 85.00%;
(f) dividend yield:
2005: series 3 – 3.31%, series 4 – 3.45%, series 5A – 2.80% and series 5C – 2.57%; and
2004: series 1A and 1B – 3.12% and series 2 – 2.38%;
(g) risk-free interest rate:
2005: series 3 – 5.666%, series 4 – 5.655%, series 5A – 5.78% and series 5C – 5.80%; and
2004: series 1A – 5.65%, series 1B – 5.71% and series 2 – 5.32%.

Note 27. Share-based payments *continued*

(a) Performance Share Plan (PSP) *continued*

(ii) Earnings Per Share Growth model

Deloitte have utilised the Black-Scholes Generalised model to determine the fair value of share rights which incorporates the impact of the earnings per share performance condition. This pricing model takes into account such factors such as the Company's share price at the date of grant, current price of the underlying shares, volatility of the underlying share price, risk free rate of return, expected dividend yield and time to maturity.

The valuation of the rights has been allocated equally over the vesting period (either 3 to 5 years).

The model inputs for share rights granted during the year ended 31 December 2005 included:

(a share rights are granted for no consideration and have a 3 to 5 year life;
(b) exercise price: zero consideration;
(c) the grant date and expiry dates: refer to tables below;
(d) share price at grant date:
2005: series 5B – $10.83 and series 5D – $10.83;
(e) price volatility of the Company's shares:
2005: series 5B – 29.76% and series 5D – 29.26%;
(f) dividend yield:
2005: series 5B – 2.80% and series 5D – 2.57%; and
(g) risk-free interest rate:
2005: series 5B – 5.78% and series 5D – 5.80%.

The expected price volatility is based on the annualised historical volatility of the share price of Aristocrat due to the long-term nature of the underlying share rights.

Performance Share Rights are detailed in the tables below:

Consolidated and parent entity – 2005

Right series	Grant date	Expiry date	Rights at start of year Number	Add: new rights issues Number	Less: rights exercised Number	Less: rights lapsed Number	Rights at end of year Number
PSP							
Series 1A	2-Sep-04	31-Dec-06	1,208,755	–	–	52,822	1,155,933
Series 1B	2-Sep-04	31-Dec-07	1,208,691	–	–	52,758	1,155,933
Series 2	21-Dec-04	31-Dec-06	380,000	–	–	–	380,000
Series 3	1-Jan-05	31-Dec-07	–	53,113	–	5,551	47,562
Series 4	17-May-05	31-Dec-07	–	68,343	–	–	68,343
Series 5A	17-Oct-05	31-Dec-09	–	14,149	–	–	14,149
Series 5B	17-Oct-05	31-Dec-09	–	14,149	–	–	14,149
Series 5C	17-Oct-05	31-Dec-10	–	14,149	–	–	14,149
Series 5D	17-Oct-05	31-Dec-10	–	14,148	–	–	14,148
			2,797,446	178,051	–	111,131	2,864,366

Note 27. Share-based payments *continued*

(a) Performance Share Plan (PSP) *continued*

Consolidated and parent entity – 2004

Right series	Grant date	Expiry date	Rights at start of year Number	Add: new rights issues Number	Less: rights exercised Number	Less: rights lapsed Number	Rights at end of year Number
PSP							
Series 1A	2-Sep-04	31-Dec-06	–	1,208,755	–	–	1,208,755
Series 1B	2-Sep-04	31-Dec-07	–	1,208,691	–	–	1,208,691
Series 2	21-Dec-04	31-Dec-08	–	380,000	–	–	380,000
			–	2,797,446	–	–	2,797,446

(b) General Employee Share Plan (GESP)

The General Employee Share Plan is designed to provide employees with shares in the parent entity under the provisions of section 139CD of the *Australian Income Tax Assessment Act*.

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

	Weighted average market price $	Consolidated 2005 Number	Consolidated 2004 Number	Parent entity 2005 Number	Parent entity 2004 Number
Shares issued under the plan to participating employees on:					
22-Apr-04	3.79	–	502,593	–	502,593
29-Jun-05	11.13	109,025	–	109,025	–
		109,025	502,593	109,025	502,593

(c) Long-term Performance Option Plan (POP)

The Long-term Performance Option Plan ('POP'), an executive incentive scheme to drive the continuing improvement in the Company's performance, was approved at the Annual General Meeting of the Company in May 2005. The POP provides for eligible employees to be offered conditional entitlements to options over fully paid ordinary shares in the Company, such that shares may, on exercise of such options, be allocated to eligible employees, subject to meeting performance criteria specified by the Board within a set performance period.

Performance options will have an exercise price based on the value of the underlying fully paid shares at grant with vesting to the eligible employee dependent on the satisfaction of performance criteria and within a performance period specified by the Board of directors (the 'Performance Criteria' and 'Performance Period', respectively).

If the Performance Criteria are satisfied at the end of the Performance Period, the POP provides for shares to be 'allocated' and registered in the name of the eligible employee on exercise of the option and payment of the exercise price, subject to disposal restrictions, until the eligible employee is entitled to have the disposal restrictions lifted, in accordance with the rules of the POP. Shares allocated under the POP may be forfeited by the Company, but only in limited circumstances such as where eligible employees act fraudulently or dishonestly.

The POP rules permit the Company, in its discretion, to issue or acquire on-market shares which are then registered in the name of the eligible employee or in the name of an agent or trustee on behalf of the eligible employee prior to the eligible employee becoming entitled to be allocated the shares, i.e. prior to Performance Criteria being satisfied and the option being exercised. These are called unallocated shares. Rights to unallocated shares (and the associated options) will expire and they will be forfeited and sold if the Performance Criteria are not satisfied.

There have been no invitations issued to participate in this plan.

Note 27. Share-based payments *continued*

(d) Employee Share Option Plan (ESOP)

The Employee Share Option Plan was established to issue options over ordinary shares in the parent entity to employees of the consolidated entity. As at 31 December 2005, 62 employees (2004: 98) were entitled to 2,888,000 (2004: 6,092,834) options under this plan.

The Employee Share Option Plan was discontinued in 2004. Options issued pursuant to the plan are exercisable subject to the Employee Share Option Plan rules.

Options are detailed in the tables below:

Consolidated and parent entity - 2005

Option series	Notes	Grant date	Expiry date	Exercise price $*	Options at start of year Number	Less: options exercised Number	Less: options lapsed Number	Options at end of year Number
ESOP								
Series 12	(a)	3-Apr-00	3-Apr-05	3.7025	923,334	923,334	–	–
Series 14B	(b)	1-Aug-00	1-Aug-05	5.5505	70,000	70,000	–	–
Series 16B	(b)	4-Sep-00	4-Sep-05	5.8189	23,000	23,000	–	–
Series 17A	(a)	1-Nov-00	1-Nov-05	5.8005	50,000	50,000	–	–
Series 17B	(b)	1-Nov-00	1-Nov-05	5.8005	419,000	419,000	–	–
Series 18	(a)	19-Feb-01	19-Feb-06	5.4124	180,000	180,000	–	–
Series 21	(a)	20-Jul-01	20-Jul-06	6.3303	215,000	108,250	–	106,750
Series 22	(a)	13-Aug-01	13-Aug-06	6.5720	50,000	–	–	50,000
Series 24	(a)	25-Oct-01	25-Oct-06	6.1415	20,000	5,000	–	15,000
Series 25	(a)	18-Dec-01	18-Dec-06	6.0928	5,000	3,750	–	1,250
Series 26	(a)	7-Mar-02	7-Mar-07	5.7431	2,007,500	966,250	53,750	987,500
Series 27	(a)	2-Jul-02	2-Jul-07	5.2002	180,000	40,000	–	140,000
Series 28	(a)	26-Aug-03	26-Aug-08	1.3497	750,000	187,500	–	562,500
Series 29A	(c)	1-Sep-03	1-Sep-08	1.4503	125,000	125,000	–	–
Series 29B	(c)	1-Sep-03	1-Sep-08	1.9503	125,000	–	–	125,000
Series 29C	(c)	1-Sep-03	1-Sep-08	2.4503	125,000	–	–	125,000
Series 29D	(c)	1-Sep-03	1-Sep-08	2.9503	125,000	–	–	125,000
Series 30	(a)	3-Nov-03	3-Nov-08	2.2177	200,000	50,000	–	150,000
Series 31A	(c)	1-Sep-04	1-Sep-09	6.7016	125,000	–	–	125,000
Series 31B	(c)	1-Sep-04	1-Sep-09	7.2016	125,000	–	–	125,000
Series 31C	(c)	1-Sep-04	1-Sep-09	7.7016	125,000	–	–	125,000
Series 31D	(c)	1-Sep-04	1-Sep-09	8.2016	125,000	–	–	125,000
					6,092,834	3,151,084	53,750	2,888,000

* The option exercise price has been adjusted for the $0.21 per share capital return paid in July 2005.

Weighted average exercise price	$4.63	$4.66	$5.74	$4.58

The weighted average share price at the date of exercise of those options exercised during the year ended 31 December 2005 was $10.84.

The weighted average remaining contractual life of share options outstanding as at 31 December 2005 was 2.82 years.

Notes:

(a) Options are exercisable in 4 equal tranches at intervals of 18 months, 30 months, 42 months and 54 months after grant date.

(b) Options are exercisable in 2 equal tranches at intervals of 12 months and 24 months after grant date.

(c) Options under Tranche A are exercisable 18 months after grant date.
Options under Tranche B are exercisable 30 months after grant date.
Options under Tranche C are exercisable 42 months after grant date.
Options under Tranche D are exercisable 54 months after grant date.

Note 27. Share-based payments *continued*

(d) Employee Share Option Plan (ESOP) *continued*

Consolidated and parent entity – 2004

Option series	Notes	Grant date	Expiry date	Exercise price $	Options at start of year Number	Add: new issues Number	Less: options exercised Number	Less: options lapsed Number	Options at end of year Number
ESOP									
Series 08	(a)	8-Jan-99	8-Jan-04	1.7750	747,000	–	160,000	587,000	–
Series 11	(a)	6-Sep-99	6-Sep-04	3.3725	440,000	–	440,000	–	–
Series 12	(a)	3-Apr-00	3-Apr-05	3.9125	2,318,336	–	1,375,002	20,000	923,334
Series 14B	(b)	1-Aug-00	1-Aug-05	5.7605	70,000	–	–	–	70,000
Series 16B	(b)	4-Sep-00	4-Sep-05	6.0289	23,000	–	–	–	23,000
Series 17A	(a)	1-Nov-00	1-Nov-05	6.0105	200,000	–	150,000	–	50,000
Series 17B	(b)	1-Nov-00	1-Nov-05	6.0105	499,000	–	80,000	–	419,000
Series 18	(a)	19-Feb-01	19-Feb-06	5.6224	180,000	–	–	–	180,000
Series 21	(a)	20-Jul-01	20-Jul-06	6.5403	325,000	–	–	110,000	215,000
Series 22	(a)	13-Aug-01	13-Aug-06	6.7820	50,000	–	–	–	50,000
Series 23	(a)	24-Sep-01	24-Sep-06	5.4754	100,000	–	–	100,000	–
Series 24	(a)	25-Oct-01	25-Oct-06	6.3515	20,000	–	–	–	20,000
Series 25	(a)	18-Dec-01	18-Dec-06	6.3028	5,000	–	–	–	5,000
Series 26	(a)	7-Mar-02	7-Mar-07	5.9531	2,320,000	–	152,500	160,000	2,007,500
Series 27	(a)	2-Jul-02	2-Jul-07	5.4102	180,000	–	–	–	180,000
Series 28	(a)	26-Aug-03	26-Aug-08	1.5597	850,000	–	–	100,000	750,000
Series 29A	(c)	1-Sep-03	1-Sep-08	1.6603	125,000	–	–	–	125,000
Series 29B	(c)	1-Sep-03	1-Sep-08	2.1603	125,000	–	–	–	125,000
Series 29C	(c)	1-Sep-03	1-Sep-08	2.6603	125,000	–	–	–	125,000
Series 29D	(c)	1-Sep-03	1-Sep-08	3.1603	125,000	–	–	–	125,000
Series 30	(a)	3-Nov-03	3-Nov-08	2.4277	200,000	–	–	–	200,000
Series 31A	(c)	1-Sep-04	1-Sep-09	6.9116	–	125,000	–	–	125,000
Series 31B	(c)	1-Sep-04	1-Sep-09	7.4116	–	125,000	–	–	125,000
Series 31C	(c)	1-Sep-04	1-Sep-09	7.9116	–	125,000	–	–	125,000
Series 31D	(c)	1-Sep-04	1-Sep-09	8.4116	–	125,000	–	–	125,000
					9,027,336	500,000	2,357,502	1,077,000	6,092,834
Weighted average exercise price					$4.28	$7.66	$4.00	$3.25	$4.84

The weighted average share price at the date of exercise of those options exercised during the year ended 31 December 2004 was $6.27.

The weighted average remaining contractual life of share options outstanding as at 31 December 2004 was 4.74 years.

Notes:

(a) Options are exercisable in 4 equal tranches at intervals of 18 months, 30 months, 42 months and 54 months after grant date.

(b) Options are exercisable in 2 equal tranches at intervals of 12 months and 24 months after grant date.

(c) Options under Tranche A are exercisable 18 months after grant date.
Options under Tranche B are exercisable 30 months after grant date.
Options under Tranche C are exercisable 42 months after grant date.
Options under Tranche D are exercisable 54 months after grant date.

Note 27. Share-based payments *continued*

(d) Employee Share Option Plan (ESOP) *continued*

Options exercised during the prior financial year and number of shares issued to employees on the exercise of options:

Consolidated and parent entity

Exercise date	Fair value of shares at issue date $	2005 Number	Exercise date	Fair value of shares at issue date $	2004 Number
ESOP			**ESOP**		
19-Jan-05	10.35	20,000	7-Jan-04	1.70	160,000
28-Jan-05	10.71	30,000	28-May-04	4.29	20,000
4-Feb-05	10.70	100,000	31-May-04	4.36	20,000
7-Feb-05	10.72	40,000	1-Jun-04	4.44	60,000
23-Feb-05	10.34	120,000	2-Jun-04	4.50	20,000
25-Feb-05	10.56	230,000	3-Jun-04	4.59	180,000
2-Mar-05	10.72	371,834	4-Jun-04	4.64	140,000
7-Mar-05	11.16	302,500	25-Jun-04	4.82	30,000
9-Mar-05	11.09	475,250	16-Jul-04	5.16	50,000
11-Mar-05	10.60	10,000	22-Jul-04	5.27	20,000
16-Mar-05	10.51	60,000	9-Aug-04	5.50	60,000
22-Mar-05	10.57	175,000	13-Aug-04	5.43	20,000
30-Mar-05	10.11	80,000	25-Aug-04	6.67	80,000
1-Apr-05	10.24	40,000	27-Aug-04	6.62	50,000
5-Apr-05	10.51	203,500	30-Aug-04	6.68	110,000
8-Apr-05	10.68	44,000	31-Aug-04	6.91	50,000
20-Apr-05	10.17	20,000	1-Sep-04	7.00	50,000
4-May-05	9.95	20,000	2-Sep-04	6.97	70,000
5-May-05	10.18	50,000	6-Sep-04	6.88	30,000
18-May-05	10.19	7,000	7-Sep-04	6.93	195,000
27-May-05	10.53	26,500	8-Sep-04	6.94	112,500
31-May-05	10.42	2,500	9-Sep-04	6.98	150,000
1-Jun-05	10.52	25,000	10-Sep-04	6.94	20,000
17-Jun-05	10.90	50,000	14-Sep-04	6.90	23,750
24-Jun-05	11.11	41,250	17-Sep-04	6.91	36,250
17-Aug-05	12.97	22,500	21-Sep-04	7.09	45,000
29-Aug-05	12.66	44,750	22-Sep-04	7.22	55,002
31-Aug-05	12.57	15,000	23-Sep-04	7.18	30,000
2-Sep-05	12.21	50,000	11-Oct-04	7.80	110,000
7-Sep-05	12.59	35,000	12-Oct-04	7.69	30,000
8-Sep-05	12.58	60,000	14-Oct-04	7.39	50,000
12-Sep-05	12.38	8,750	15-Oct-04	7.29	20,000
13-Sep-05	12.38	87,500	26-Oct-04	7.77	20,000
14-Sep-05	12.44	18,750	27-Oct-04	8.51	10,000
20-Sep-05	11.77	17,500	29-Oct-04	8.67	20,000
21-Sep-05	11.68	5,000	1-Nov-04	8.61	10,000
22-Sep-05	11.62	87,000	5-Nov-04	8.86	10,000
26-Sep-05	11.95	70,000	9-Nov-04	8.72	10,000
27-Sep-05	11.71	3,750	22-Nov-04	8.51	50,000
30-Sep-05	11.85	66,250	10-Dec-04	8.62	10,000
10-Oct-05	11.19	10,000	14-Dec-04	8.76	60,000
27-Oct-05	11.42	5,000	20-Dec-04	9.61	20,000
			21-Dec-04	9.69	40,000
		3,151,084			2,357,502

There are been no options exercised since the end of the financial year.

The fair value of the shares issued on the exercise of options is the weighted average price at which the Company's shares were traded on the Australian Stock Exchange on the day the options were exercised.

Note 27. Share-based payments *continued*

(d) Employee Share Option Plan (ESOP) *continued*

	Consolidated 2005 Number	Consolidated 2004 Number	Parent entity 2005 Number	Parent entity 2004 Number
Options vested at the reporting date	629,250	2,612,834	629,250	2,612,834

	Consolidated 2005 $	Consolidated 2004 $	Parent entity 2005 $	Parent entity 2004 $
Aggregate proceeds received from employees on the exercise of options and recognised as contributed equity and reserves	15,211,321	9,437,858	15,211,321	9,437,858
Fair value of shares issued to employees on the exercise of options as at their issue date	34,679,750	14,773,727	34,679,750	14,773,727

(e) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated 2005	Consolidated 2004	Parent entity 2005	Parent entity 2004
Options issued under Employee Share Option Plan	767	600	-	-
Share rights issued under Performance Share Plan	5,732	5,637	-	-
Shares issued under General Employee Share Plan	1,213	1,905	1,213	1,905
	7,712	8,042	1,213	1,905

Note 28. Key management personnel disclosures

Directors

The following persons were directors of the Company during the financial year:

Chairman - non-executive	DJ Simpson
Executive director	PN Oneile - Chief Executive Officer and Managing Director
Non-executive directors	WM Baker
	RA Davis
	P Morris
	SAM Pitkin
	AW Steelman

Executive key management personnel

The executives who are responsible for the overall planning, directing and controlling of activities of the consolidated entity ('executive key management personnel') during the financial year are as follows:

Name	Position
SCM Kelly	Chief Financial Officer
SJ Parker	Group General Manager, Sales and Marketing
GS Phillips	Chief Technology Officer
IH Timmis	Group General Manager, Business and Strategic Development
BJ Yahl	Group General Manager, Commercial and Legal and Company Secretary

All of the above persons were considered executive key management personnel for the full year ended 31 December 2005.

Notes to the financial statements
for the year ended 31 December 2005

Note 28. Key management personnel disclosures *continued*

Remuneration

Remuneration of directors of the Company and the specified key management personnel of the Group is detailed in accordance with AASB 124 *Related Party Disclosures* in the Remuneration Report, presented in the Directors' Report which is on page 40 to 51.

Performance Share Plan rights provided as remuneration and rights holdings

The numbers of Performance Share Rights in the Company held during the financial year by any key management personnel of the consolidated entity, including their personally related entities, are set out below:

	Series	Expiry date	Value per right at grant date	Balance as at 31 December 2004	Granted during the year as remuneration	Balance as at 31 December 2005
Executive director						
PN Oneile	2	31-Dec-06	$8.68	380,000	–	380,000
	4	31-Dec-07	$6.10	–	68,343	68,343
Executive key management personnel						
SCM Kelly	4	31-Dec-07	$6.10	–	21,707	21,707
SJ Parker	1A	31-Dec-06	$6.45	38,166	-	38,166
	1B	31-Dec-07	$6.25	38,165	-	38,165
GS Phillips	1A	31-Dec-06	$6.45	41,572	-	41,572
	1B	31-Dec-07	$6.25	41,572	-	41,572
IH Timmis	1A	31-Dec-06	$6.45	41,628	-	41,628
	1B	31-Dec-07	$6.25	41,627	-	41,627
BJ Yahl	1A	31-Dec-06	$6.45	30,000	-	30,000
	1B	31-Dec-07	$6.25	30,000	-	30,000

Options provided as remuneration and option holdings

Details of options over ordinary shares in the Company provided as remuneration to any key management personnel of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of the Company.

	Note	Series	Expiry date	Exercise price*	Balance as at 31 Dec 2004	Exercised during the year	Balance as at 31 Dec 2005	Vested during the year	Fair value at exercise date	Vested and exercisable at the end of the year
Executive key management personnel										
SCM Kelly	1	29A	01-Sep-08	$1.45	125,000	125,000	–	125,000	1,132,463	-
	2	29B	01-Sep-08	$1.95	125,000	–	125,000	–	–	-
	3	29C	01-Sep-08	$2.45	125,000	–	125,000	–	–	-
	4	29D	01-Sep-08	$2.95	125,000	–	125,000	–	–	-
	1	31A	01-Sep-09	$6.70	125,000	–	125,000	-	–	-
	2	31B	01-Sep-09	$7.20	125,000	–	125,000	-	–	-
	3	31C	01-Sep-09	$7.70	125,000	–	125,000	-	–	-
	4	31D	01-Sep-09	$8.20	125,000	–	125,000	–	–	-
SJ Parker	5	28	26-Aug-08	$1.35	200,000	50,000	150,000	50,000	480,016	-
GS Phillips	5	30	03-Nov-08	$2.22	200,000	50,000	150,000	50,000	423,815	-

* The option exercise price has been adjusted for the $0.21 per share capital return paid in July 2005. Where options were exercised prior to the capital return the exercise price was $0.21 higher than shown above.

Notes:

1 – Options are exercisable 18 months after grant date.
2 – Options are exercisable 30 months after grant date.
3 – Options are exercisable 42 months after grant date.
4 – Options are exercisable 54 months after grant date.
5 – Options are exercisable in 4 equal tranches at intervals of 18, 30, 42 and 54 months after the grant date.

Note 28. Key management personnel disclosures *continued*

General Employee Share Plan provided as remuneration

The numbers of shares held under the General Employee Share Plan ('GESP') during the financial year by any of the key management personnel of the consolidated entity, including their personally related entities, are set out below:

	Balance as at 31 December 2004	Shares vested during the year	Shares issued during the year	Balance as at 31 December 2005
Executive key management personnel				
SCM Kelly	263	–	89	352
SJ Parker	862	–	89	951
GS Phillips	263	–	–	263
IH Timmis	263	–	89	352
BJ Yahl	–	–	89	89

Shareholdings

The numbers of shares (excluding those unvested under the General Employee Share Plan and the Performance Share Plan) in the Company held during the financial year by each key management personnel of the consolidated entity, including their personally related entities, are set out below. No amounts are unpaid on any of the shares issued. Where shares are held by the individual key management personnel and any entity under the joint or several control of the individual key management personnel they are shown as 'beneficially held'. Shares held by those who are defined by AASB 124 *Related Party Disclosures* as close members of the family of the individual key management personnel are shown as 'non beneficially held'.

	Balance as at 31 December 2004	Options exercised	Net other changes during the year	Balance as at 31 December 2005
Executive director				
PN Oneile				
– beneficially held	–	–	–	–
– non-beneficially held	6,000	–	–	6,000
Non-executive directors				
DJ Simpson				
– beneficially held	106,000	–	–	106,000
– non-beneficially held	17,000	–	(17,000)	–
WM Baker				
– beneficially held	–	–	4,700	4,700
– non-beneficially held	–	–	–	–
RA Davis				
– beneficially held	–	–	1,200	1,200
– non-beneficially held	–	–	–	–
P Morris				
– beneficially held	8,680	–	3,880	12,560
– non-beneficially held	–	–	–	–
SAM Pitkin				
– beneficially held	–	–	–	–
– non-beneficially held	–	–	6,000	6,000
AW Steelman				
– beneficially held	10,000	–	6,000	16,000
– non-beneficially held	–	–	4,505	4,505

Note 28. Key management personnel disclosures *continued*

Shareholdings *continued*

	Balance as at 31 December 2004	Shares vested during the year	Shares issued during the year	Balance as at 31 December 2005
Executive key management personnel				
SCM Kelly				
– beneficially held	75,000	125,000	–	200,000
– non-beneficially held	–	–	–	–
SJ Parker				
– beneficially held	–	50,000	–	50,000
– non-beneficially held	–	–	–	–
GS Phillips				
– beneficially held	119,687	50,000	–	169,687
– non-beneficially held	–	–	–	–
IH Timmis				
– beneficially held	–	–	–	–
– non-beneficially held	–	–	–	–
BJ Yahl				
– beneficially held	–	–	–	–
– non-beneficially held	–	–	–	–

Options exercised during the year by key management personnel are shown below:

	Exercise date	Number of options exercised	Paid per share	Unpaid per share
Executive key management personnel				
SCM Kelly	02-Mar-05	125,000	$1.6603	–
SJ Parker	07-Mar-05	50,000	$1.5597	–
GS Phillips	14-Jun-05	50,000	$2.4277	–

Shareholdings of key management personnel reported as 'non-beneficially held' include those that have been disclosed under representation made to them by the parties within the AASB 124 definition of personally related entities. Key management personnel have relied upon the representations made as they have no control or influence over the financial affairs of the personally related entities to substantiate the shareholdings declared. In the event that a personally related entity declines to provide shareholding details, the shareholding of that personally related entity is assumed to be nil.

Loans to key management personnel

No key management personnel held any loans with the Company during the financial year.

Other transactions with key management personnel

Refer to Note 30 of the financial statements for details of related party transactions with key management personnel.

	Consolidated		Parent entity	
	2005	2004	**2005**	2004
	$	$	**$**	$

Note 29. Remuneration of auditors

During the year, the following services were paid to the auditor of the parent entity and its related practices:

	2005 $	2004 $	**2005 $**	2004 $
Assurance services				
Audit services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	441,044	473,575	–	–
Fees paid to related practices of PricewaterhouseCoopers Australian firm	477,282	670,894	–	–
Total remuneration for audit services	918,326	1,144,469	–	–
Other assurance services				
Fees paid to PricewaterhouseCoopers Australian firm	33,400	41,650	–	–
Fees paid to related practices of PricewaterhouseCoopers Australian firm	79,892	83,831	–	–
Total remuneration for other assurance services	113,292	125,481	–	–
Total remuneration for assurance services	1,031,618	1,269,950	–	–
Advisory services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Legal and compliance	2,950	62,907	–	–
Fees paid to related practices of PricewaterhouseCoopers Australian firm	–	9,848	–	–
Total remuneration for advisory services	2,950	72,755	–	–

Audit fees for the parent entity were paid by a subsidiary entity.

Note 30. Related parties

Other transactions with key management personnel

Financial consulting services of $100,656 (2004 - $50,000) have been provided on normal terms and conditions by N M Rothchild & Sons (Australia) Limited of which RA Davis holds the position Consulting Director – Investment Banking.

For the period 1 November 2004 to 16 November 2004, SAM Pitkin was also a director of Australian Leisure and Hospitality Group Limited, a customer of and supplier to the consolidated entity. During this period, $24,309 was received by the Company and $682 was paid by the Company for transactions provided on normal terms and conditions.

Up to 30 June 2004, SJ Parker, was a director and shareholder of CMP Consulting Pty Limited and CMP Marketing Services Pty Limited. During this time, these companies provided $12,071 of marketing services to the consolidated entity on normal terms and conditions.

JH Pascoe, up to the date of his resignation as director of the Company on 9 July 2004, was the Managing Director of the Finance and Financial Services practice of Philips Fox solicitors. Phillips Fox was paid during this period, $409,197 for the provision of services to the consolidated entity on normal terms and conditions.

There were no other transactions with key management personnel.

Wholly-owned group

The wholly-owned group consists of the parent entity and its wholly-owned controlled entities set out in Note 25.

All transactions between entities within the wholly-owned group during the years ended 31 December 2005 and 31 December 2004 have been eliminated on consolidation.

Transactions between Aristocrat Leisure Limited and other entities in the wholly-owned group during the years ended 31 December 2005 and 31 December 2004 consisted of:

(a) loans advanced by Aristocrat Leisure Limited;
(b) loans repaid to Aristocrat Leisure Limited;
(c) the receipt of interest on the USD denominated loan to Aristocrat International Pty Ltd;
(d) the payment of dividends to Aristocrat Leisure Limited;
(e) management fees charging out costs in relation to the General Employee Share Plan; and
(f) a tax sharing and funding agreement.

The above transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of principal on loans advanced by Aristocrat Leisure Limited. The average interest rate charged on the loan to Aristocrat International Pty Ltd during the year was 4.46% (2004: 2.63%).

	Parent entity	
	2005	2004
	$'000	$'000
Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned group		
Other revenue – management fee	1,213	1,905
Interest revenue	9,621	6,307
Dividend revenue	90,000	92,000
Foreign exchange losses in relation to intercompany loan	(11,221)	(3,225)
Aggregate net amount receivable from entities in the wholly-owned group at balance date		
Current		
Tax related amounts receivable from wholly-owned entities	78,514	45,793
Non-current		
Receivable from wholly-owned entities	335,232	455,597

Note 31. Earnings per share

	2005 Cents	Consolidated 2004 Cents
Basic earnings per share	51.4	29.9
Diluted earnings per share	51.1	29.2

	2005 Number	Consolidated 2004 Number
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	475,122,352	475,422,011
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	475,122,352	475,422,011
Effect of share options	2,047,228	1,322,237
Effect of Performance Share Rights	1,187,445	–
Effect of Convertible subordinated bonds	–	30,750,994
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	478,357,025	507,495,242

	2005 $'000	Consolidated 2004 $'000
Reconciliation of earnings used in calculating diluted earnings per share		
Net profit attributable to members of Aristocrat Leisure Limited	244,321	142,172
After tax effect of interest on convertible subordinated bonds	–	5,972
Earnings used in calculating diluted earnings per share	244,321	148,144

Information concerning the classification of securities

(a) Options

Options granted to employees under the Aristocrat Employee Share Option Plan and the Employee Share Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details of options in relation to the financial year ended 31 December 2005 are set out in Notes 27 and 28. Options exercised since the reporting date are set out in Note 27.

Included within the weighted average number of potential ordinary shares related to share options are 13,460 share options that had lapsed during the year and 508,364 share options that had been exercised during the year.

(b) Convertible subordinated bonds

Convertible subordinated bonds are considered to be potential ordinary shares up until the date of redemption, 20 December 2004, and have been included in the determination of diluted earnings per share up until that date. The bonds have not been included in the determination of basic earnings per share. Details relating to the bonds are set out in Note 17.

(c) Performance Share Rights

Rights granted to employees under the Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The rights have not been included in the determination of basic earnings per share. Details relating to the rights are set out in Notes 27 and 28.

Included within the weighted average number of potential ordinary shares related to performance share rights are 48,526 share rights that had lapsed during the year.

(d) Share-based payments trust

Shares purchased on-market through the Aristocrat Employee Equity Plan Trust have been treated as shares bought back and cancelled for the purpose of the calculation of the weighted average number of ordinary shares used as the denominator in calculating basic earnings per share. Shares issued through the Aristocrat Employee Equity Plan Trust on the exercise of options have been treated as shares issued from capital for the purpose of the calculation of the weighted average number of ordinary shares used as the denominator in calculating basic earnings per share.

(e) Events subsequent to balance date

Since balance date, the Company has purchased on-market and cancelled 1,428,379 shares under an on-market share buy back program and a further 736,000 shares purchased on-market through the Aristocrat Employee Equity Plan Trust.

Notes to the financial statements
for the year ended 31 December 2005

	Consolidated		Parent entity	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Note 32. Reconciliation of profit from ordinary activities after income tax to net cash flow from operating activities				
Profit from ordinary activities after income tax	**244,321**	142,172	**90,878**	90,994
Depreciation and amortisation	**39,735**	35,901	**–**	–
Dividends	**–**	–	**(90,000)**	(92,000)
Other income	**–**	–	**(1,213)**	(1,905)
Equity settled share-based payments	**7,712**	8,043	**1,213**	1,906
Non-cash interest expense	**1,243**	–	**1,243**	–
Net loss on sale of intangible assets	**15**	–	**–**	–
Net (gain)/loss on sale of property, plant and equipment	**(70)**	586	**–**	–
Realised exchange differences arising from the partial settlement of a long-term loan which formed part of the net investment in a foreign operation	**–**	28,447	**–**	–
Net foreign exchange differences	**2,450**	(3,103)	**(1,078)**	(3,157)
Change in operating assets and liabilities:				
– Decrease/(increase) in receivables and deferred revenue	**(66,454)**	979	**(32,721)**	1,770
– Decrease/(increase) in inventories	**(12,740)**	9,696	**–**	–
– Decrease/(increase) in other operating assets	**(841)**	2,552	**–**	–
– Increase/(decrease) in tax balances	**38,622**	28,618	**32,858**	(769)
– Increase/(decrease) in trade creditors and payables	**134,552**	(11,187)	**(59)**	(24)
– Increase/(decrease) in other provisions	**4,608**	7,334	**–**	–
Net cash inflow/(outflow) from operating activities	**393,153**	250,038	**1,121**	(3,185)

Note 33. Deed of cross guarantee

Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee that has been lodged with and approved by the Australian Securities & Investments Commission. Under the deed of cross guarantee each of the above named companies guarantees the debts of the other named companies. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities & Investments Commission.

The above companies represent a 'Closed Group' for the purposes of the Class Order, and as there are no other parties to the deed of cross guarantee that are controlled by Aristocrat Leisure Limited, they also represent the 'Extended Closed Group'.

Set out below is a consolidated income statement of the 'Closed Group':

	2005 $'000	2004 $'000
Condensed income statement		
Profit before income tax	284,516	208,970
Income tax expense	(83,898)	(61,373)
Profit for the year	200,618	147,597

Set out below is a summary of movements in consolidated retained profits of the 'Closed Group':

	2005 $'000	2004 $'000
Retained earnings at the beginning of the financial year	112,752	(1,635)
Transfers in from reserves and other	(533)	-
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)	(731)	-
Profit for the year	200,618	147,597
Dividends provided for or paid	(66,746)	(33,210)
Retained earnings at the end of the financial year	245,360	112,752

Set out below is a consolidated balance sheet of the 'Closed Group'.

	2005 $'000	2004 $'000
Current assets		
Cash and cash equivalents	184,973	225,651
Receivables	77,801	46,281
Inventories	15,941	21,105
Tax assets	510	904
Total current assets	279,225	293,941
Non-current assets		
Receivables	276,038	262,152
Financial assets	85,580	84,276
Property, plant and equipment	56,792	57,183
Deferred tax assets	30,016	27,562
Intangible assets	2,267	4,513
Total non-current assets	450,693	435,686
Total assets	729,918	729,627

Note 33. Deed of cross guarantee *continued*

	2005 $'000	2004 $'000
Current liabilities		
Payables	90,942	68,427
Interest bearing liabilities	175,808	166,383
Current tax liabilities	64,424	32,884
Provisions	11,436	10,407
Other liabilities	7,283	18,794
Total current liabilities	349,893	296,895
Non-current liabilities		
Provisions	3,904	4,209
Other liabilities	41,364	27,296
Total non-current liabilities	45,268	31,505
Total liabilities	395,161	328,400
Net assets	334,757	401,227
Equity		
Contributed equity	88,240	282,449
Reserves	1,157	6,026
Retained earnings	245,360	112,752
Total equity	334,757	401,227

Note 34. Explanation of transition to Australian equivalents to IFRS

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

At the date of transition to AIFRS: 1 January 2004

		Consolidated			Parent entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
Current assets							
Cash and cash equivalents		103,993	-	103,993	81	-	81
Receivables		231,438	-	231,438	1,770	-	1,770
Inventories		78,640	-	78,640	-	-	-
Other financial assets	(j)	8,184	(272)	7,912	-	-	-
Other current assets	(j)	-	272	272	-	-	-
Tax assets	(d)	9,399	(4,553)	4,846	268	-	268
Total current assets		431,654	(4,553)	427,101	2,119	-	2,119
Non-current assets							
Receivables		39,496	-	39,496	425,946	-	425,946
Inventories		262	-	262	-	-	-
Other financial assets	(c)	13,664	-	13,664	405	150	555
Property, plant and equipment	(g),(j)	109,496	(4,870)	104,626	-	-	-
Deferred tax assets	(d)	66,875	2,051	68,926	10,565	-	10,565
Intangible assets	(f),(j)	70,640	5,748	76,388	-	-	-
Total non-current assets		300,433	2,929	303,362	436,916	150	437,066
Total assets		732,087	(1,624)	730,463	439,035	150	439,185
Current liabilities							
Payables		199,240	-	199,240	1,095	-	1,095
Interest bearing liabilities		1,375	-	1,375	-	-	-
Current tax liabilities		40,389	-	40,389	-	-	-
Provisions	(g)	14,949	115	15,064	-	-	-
Other liabilities		34,162	-	34,162	-	-	-
Total current liabilities		290,115	115	290,230	1,095	-	1,095
Non-current liabilities							
Interest bearing liabilities		172,844	-	172,844	172,666	-	172,666
Provisions	(g)	17,292	1,707	18,999	-	-	-
Other liabilities		33,158	-	33,158	-	-	-
Total non-current liabilities		223,294	1,707	225,001	172,666	-	172,666
Total liabilities		513,409	1,822	515,231	173,761	-	173,761
Net assets		218,678	(3,446)	215,232	265,274	150	265,424
Equity							
Contributed equity	(c)	265,733	1,972	267,705	265,733	1,972	267,705
Reserves	(c)	(70,091)	150	(69,941)	-	150	150
Retained earnings	(h)	23,036	(5,568)	17,468	(459)	(1,972)	(2,431)
Total equity		218,678	(3,446)	215,232	265,274	150	265,424

Note 34. Explanation of transition to Australian equivalents to IFRS *continued*

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS) *continued*

At the date of the last reporting period under previous AGAAP: 31 December 2004

		Consolidated			Parent entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
Current assets							
Cash and cash equivalents		285,973	–	285,973	3,489	–	3,489
Receivables		226,148	–	226,148	47,563	–	47,563
Inventories		69,206	–	69,206	–	–	–
Other financial assets	(j)	8,559	(1,603)	6,956	–	–	–
Other current assets	(j)	–	1,603	1,603	–	–	–
Tax assets		1,190	–	1,190	–	–	–
Total current assets		591,078	–	591,076	51,052	–	51,052
Non-current assets							
Receivables		51,370	–	51,370	456,376	–	456,376
Other financial assets	(c)	12,509	–	12,509	405	6,287	6,692
Property, plant and equipment	(g),(j)	120,803	(3,341)	117,462	–	–	–
Deferred tax assets	(d)	65,699	(2,357)	63,342	30,149	–	30,149
Intangible assets	(f),(j)	64,431	8,205	72,636	–	–	–
Total non-current assets		314,812	2,507	317,319	486,930	6,287	493,217
Total assets		905,888	2,507	908,395	537,982	6,287	544,269
Current liabilities							
Payables		188,323	–	188,323	693	–	693
Interest bearing liabilities		166,383	–	166,383	166,283	–	166,283
Current tax liabilities	(d)	59,762	3	59,765	33,204	–	33,204
Provisions	(g)	22,064	115	22,179	–	–	–
Other liabilities		36,783	–	36,783	–	–	–
Total current liabilities		473,315	118	473,433	200,180	–	200,180
Non-current liabilities							
Provisions	(g)	17,310	2,091	19,401	–	–	–
Other liabilities		41,073	–	41,073	–	–	–
Total non-current liabilities		58,383	2,091	60,474	–	–	–
Total liabilities		531,698	2,209	533,907	200,180	–	200,180
Net assets		374,190	298	374,488	337,802	6,287	344,089
Equity							
Contributed equity	(c)	278,571	3,878	282,449	278,571	3,878	282,449
Reserves	(c),(f)	(40,479)	6,088	(34,391)	–	6,287	6,287
Retained earnings	(h)	136,098	(9,668)	126,430	59,231	(3,878)	55,353
Total equity		374,190	298	374,488	337,802	6,287	344,089

Note 34. Explanation of transition to Australian equivalents to IFRS *continued*

(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)

Reconciliation of profit for the year ended 31 December 2004

		Consolidated			Parent entity		
	Notes	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous AGAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
Revenue from operating activities	(j)	1,136,647	(3,793)	1,132,854	-	-	-
Cost of revenue from operating activities		(578,477)	-	(578,477)	-	-	-
Gross profit		558,170	(3,793)	554,377	-	-	-
Other income	(j)	12,244	(2,806)	9,438	103,892	-	103,892
Research and development costs		(59,031)	-	(59,031)	-	-	-
Sales and marketing costs	(j)	(123,102)	3,793	(119,309)	-	-	-
General and administration costs	(c),(f),(g),(j)	(106,119)	(1,306)	(107,425)	(913)	(1,906)	(2,819)
Realised exchange differences arising from the partial settlement of a long-term loan which formed part of the net investment in a foreign operation	(j)	-	(40,669)	(40,669)	-	-	-
Finance costs	(g)	(11,793)	(130)	(11,923)	(10,542)	-	(10,542)
Profit from ordinary activities before income tax expense		270,369	(44,911)	225,458	92,437	(1,906)	90,531
Income tax (expense) / credit	(i)	(95,650)	12,364	(83,286)	463	-	463
Net profit attributable to members of Aristocrat Leisure Limited		174,719	(32,547)	142,172	92,900	(1,906)	90,994

Note 34. Explanation of transition to Australian equivalents to IFRS *continued*

(3) Reconciliation of cash flow statement for the year ended 31 December 2004

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliations

(a) Foreign currency translation reserve: cumulative translation differences

The Group has elected not to apply the exemption in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve were not reset to zero at the date of transition to AIFRS.

(b) Business combinations

The Group has made a number of business acquisitions in recent years. Under AASB 1, the Group has elected not to apply the exemption under AASB 1 for AASB 3 *Business Combinations* to business combinations that occurred before the date of transition to AIFRS.

(c) Share-based payments

Under AASB 2 *Share-based Payment*, from 1 January 2004 the Group is required to recognise an expense for shares issued under the General Employee Share Plan and those options that were issued to employees under the Employee Share Option Plan and the Performance Share Plan. Under AASB 1, the Group has elected to apply the exemption under AASB 1 for AASB 2 to only recognise an expense for shares, options and rights granted after 7 November 2002 but that had not vested by 1 January 2005. The effect of this on the Group is:

(i) At 1 January 2004

A decrease in retained earnings of $2,122,000, an increase in contributed equity of $1,972,000 and an increase in reserves of $150,000.

(ii) At 31 December 2004

A decrease in retained earnings of $10,166,000, an increase in contributed equity of $3,878,000 and an increase in reserves of $6,288,000.

(iii) For the year ended 31 December 2004

An increase in share-based payments expense of $8,044,000.

The effect of this on the parent entity is:

(i) At 1 January 2004

A decrease in retained earnings of $1,972,000, an increase in contributed equity of $1,972,000, an increase in reserves of $150,000 and an increase in non-current asset – investments of $150,000.

(ii) At 31 December 2004

A decrease in retained earnings of $3,878,000, an increase in contributed equity of $3,878,000, an increase in reserves of $6,287,000 and an increase in non-current asset – investments of $6,287,000.

(iii) For the year ended 31 December 2004

An increase in share-based payments expense of $1,904,000.

(d) Tax assets and deferred tax assets

Under previous AGAAP, income tax expense was calculated by reference to the accounting profit after allowing for permanent differences. Deferred tax was not recognised in relation to amounts recognised directly in equity. The adoption of AIFRS has resulted in a change of accounting policy. The application of AASB 112 *Income Taxes* has resulted in the recognition of deferred tax liabilities on revaluations of non-current assets.

Note 34. Explanation of transition to Australian equivalents to IFRS *continued*

(4) Notes to the reconciliations *continued*

(d) Tax assets and deferred tax assets *continued*

(i) At 1 January 2004 and at 31 December 2004

The effects on the deferred tax asset of the adoption of AIFRS on the Group are as follows (tax rate of 30%):

	Notes	1 January 2004 $'000	31 December 2004 $'000
Adjustments arising from adoption of AASB 112		(2,808)	(2,804)
Application of AASB 112 to adjustments arising from adoption of other AASBs			
Make good allowance	(g)	306	444
Transfer from current tax assets		4,553	–
Transfer from current tax liabilities		–	3
Increase/(decrease) in deferred tax assets		2,051	(2,357)

(ii) For the year ended 31 December 2004

A decrease in income tax expense of $4,000.

There is no effect on the deferred tax asset of the adoption of AIFRS on the parent entity.

(e) Financial instruments

The Group has elected to apply the exemption from restatement of comparatives for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*. It has therefore continued to apply the previous AGAAP rules to derivatives, financial assets and financial liabilities and also to hedge relationships for the year ended 31 December 2004. The adjustments required for differences between previous AGAAP and AASB 132 and AASB 139 have been determined and recognised at 1 January 2005. Refer to section (5) of this note and Note 1 for further details.

(f) Goodwill amortisation

Under AASB 3 *Business Combinations* goodwill is no longer amortised. The effect of this on the Group is:

(i) At 1 January 2004

There has been no change to the carrying value of goodwill as at 1 January 2004.

(ii) At 31 December 2004

An increase in goodwill of $4,007,000, an increase in retained earnings of $4,207,000 and a decrease in the foreign currency translation reserve of $200,000.

(iii) For the year ended 31 December 2004

A decrease in goodwill amortisation of $4,208,000.

There is no effect on the parent entity.

Note 34. Explanation of transition to Australian equivalents to IFRS *continued*

(4) Notes to the reconciliations *continued*

(g) Make good allowance

An obligation exists to restore certain sites for the effect of the consolidated entity's operations. Under previous AGAAP, the cost of rectification was recognised as an expense when incurred.

In accordance with AASB 116 *Property, Plant and Equipment*, restoration costs should be recognised as part of the cost of assets and as a provision at the time of the obligating event. The effect of this on the Group is:

(i) At 1 January 2004

An increase in property, plant and equipment of $878,000, an increase in current provisions of $115,000, an increase in non-current provisions of $1,707,000, an increase in deferred tax assets of $306,000 and a decrease in retained earnings of $638,000.

(ii) At 31 December 2004

An increase in property, plant and equipment of $857,000, an increase in current provisions of $115,000, an increase in non-current provisions of $2,091,000, an increase in deferred tax assets of $444,000 and a decrease in retained earnings of $905,000.

(iii) For the year ended 31 December 2004

An increase in leasehold amortisation expense of $277,000 and an increase in interest expense of $130,000.

There is no effect on the parent entity.

(h) Retained earnings

The effect on retained earnings of the changes set out above on the Group is as follows:

	Notes	1 January 2004 $'000	31 December 2004 $'000
Share-based payments	(c)	(2,122)	(10,166)
Income tax	(d)	(2,808)	(2,804)
Goodwill amortisation	(f)	–	4,207
Make good allowance	(g)	(638)	(905)
Total adjustment attributable to equity holders of the parent entity		(5,568)	(9,668)

The effect on retained earnings of the changes set out above on the parent entity is as follows:

	Notes	1 January 2004 $'000	31 December 2004 $'000
Share-based payments	(c)	(1,972)	(3,878)
Total adjustment attributable to equity holders of the parent entity		(1,972)	(3,878)

Note 34. Explanation of transition to Australian equivalents to IFRS *continued*

(4) Notes to the reconciliations *continued*

(i) Income tax expense

The effect on income tax expense of the changes set out above on the Group is as follows:

	Notes	31 December 2004 $'000
Adjustments arising from adoption of AASB 112	(d)	4
Make good allowance	(g)	138
Realised exchange differences arising from the partial settlement of a long-term loan which formed part of the net investment in a foreign operation	(j)	12,222
Total adjustment attributable to equity holders of the parent		12,364

There is no effect on the parent entity.

(j) Reclassifications not affecting retained earnings

Computer software

Under previous AGAAP, computer software was treated as part of property, plant and equipment. Under AASB 138 *Intangibles* from 1 January 2004 the Group is required to recognise computer software as an intangible asset. The effect of this on the Group is:

(i) At 1 January 2004

An increase in intangible assets of $5,748,000 and a corresponding decrease in property, plant and equipment.

(ii) At 31 December 2004

An increase in intangible assets of $4,198,000 and a corresponding decrease in property, plant and equipment.

There is no effect on the parent entity.

Settlement discounts

Under previous AGAAP, settlement discounts were treated as operating expenses. Under AASB 118 *Revenue* from 1 January 2004 the Group is required to recognise settlement discounts as an offset to revenue. The effect of this on the Group is:

(i) For the year ended 31 December 2004

A decrease in revenue of $3,793,000 and a corresponding decrease in sales and marketing costs.

There is no effect on the parent entity.

Proceeds on sale of assets

Under previous AGAAP, proceeds from the sale of property, plant and equipment were treated as other revenue. Under AASB 118 *Revenue* from 1 January 2004 the Group is required to recognise any gain on sale of property, plant and equipment as other revenue. The effect of this on the Group is:

(ii) For the year ended 31 December 2004

A decrease in other income of $2,806,000 and a corresponding decrease in general and administration costs.

There is no effect on the parent entity.

Note 34. Explanation of transition to Australian equivalents to IFRS *continued*

(4) **Notes to the reconciliations** *continued*

(j) **Reclassifications not affecting retained earnings** *continued*

Intellectual property rights

Intellectual property rights have been reclassified from other financial assets to other current assets.

(i) *At 1 January 2004*

An increase in other current assets of $272,000 and a corresponding decrease in other financial assets.

(ii) *At 31 December 2004*

An increase in other current assets of $1,603,000 and a corresponding decrease in other financial assets.

There is no effect on the parent entity.

Realised exchange differences arising from the partial settlement of a long-term loan which formed part of the net investment in a foreign operation

The new standard AASB 121 *The Effect of Changes in Foreign Exchange Rates*, requires that on consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are to be taken to the foreign currency translation reserve ('FCTR') in shareholders' equity. When a foreign operation is sold or borrowings repaid, the related exchange differences are recognised in the income statement as part of the gain or loss on sale of that net investment. The previous standard (AASB 1012 *Foreign Currency Translation*) required the exchange differences in the FCTR relating to the disposal of any net investment in foreign entities to be taken directly to retained earnings without being recognised in the income statement.

(i) *For the year ended 31 December 2004*

A decrease in profit from ordinary activities before income tax expense of $40,669,000 and a decrease in tax expense of $12,222,000 due to partial settlement occurring on long-term loans that formed part of the net investment in self-sustaining foreign operations.

There is no effect on the parent entity.

Note 34. Explanation of transition to Australian equivalents to IFRS *continued*

(5) Adjustments on transition to AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*: 1 January 2005

		Consolidated			Parent entity		
	Notes	31 December 2004 $'000	Effect of transition to AIFRS $'000	1 January 2005 $'000	31 December 2004 $'000	Effect of transition to AIFRS $'000	1 January 2005 $'000
Current assets							
Cash and cash equivalents		285,973	–	285,973	3,489	–	3,489
Receivables	(ii)	226,148	(1,770)	224,378	47,563	(1,770)	45,793
Inventories		69,206	–	69,206	–	–	–
Other financial assets	(i)	6,956	(6,956)	–	–	–	–
Financial assets available for sale	(i)	–	5,567	5,567	–	–	–
Financial assets held to maturity	(i)	–	1,389	1,389	–	–	–
Other current assets		1,603	–	1,603	–	–	–
Tax assets		1,190	–	1,190	–	–	–
Total current assets		591,076	(1,770)	589,306	51,052	(1,770)	49,282
Non-current assets							
Receivables	(ii)	51,370	(779)	50,591	456,376	(779)	455,597
Other financial assets	(i)	12,509	(12,509)	–	6,692	–	6,692
Financial assets held to maturity	(i)	–	12,509	12,509	–	–	–
Property, plant and equipment		117,462	–	117,462	–	–	–
Deferred tax assets		63,342	–	63,342	30,149	–	30,149
Intangible assets		72,636	–	72,636	–	–	–
Total non-current assets		317,319	(779)	316,540	493,217	(779)	492,438
Total assets		908,395	(2,549)	905,846	544,269	(2,549)	541,720
Current liabilities							
Payables	(ii)	188,323	104	188,427	693	104	797
Interest bearing liabilities	(ii)	166,383	(1,922)	164,461	166,283	(1,922)	164,361
Current tax liabilities	(ii)	59,765	–	59,765	33,204	–	33,204
Provisions		22,179	–	22,179	–	–	–
Other liabilities		36,783	–	36,783	–	–	–
Total current liabilities		473,433	(1,818)	471,615	200,180	(1,818)	198,362
Non-current liabilities							
Provisions		19,401	–	19,401	–	–	–
Other liabilities		41,073	–	41,073	–	–	–
Total non-current liabilities		60,474	–	60,474	–	–	–
Total liabilities		533,907	(1,818)	532,089	200,180	(1,818)	198,362
Net assets		374,488	(731)	373,757	344,089	(731)	343,358
Equity							
Contributed equity		282,449	–	282,449	282,449	–	282,449
Reserves	(ii)	(34,391)	(1,980)	(36,371)	6,287	–	6,287
Retained earnings	(ii)	126,430	1,249	127,679	55,353	(731)	54,622
Total equity		374,488	(731)	373,757	344,089	(731)	343,358

Note 34. Explanation of transition to Australian equivalents to IFRS *continued*

(5) Adjustments on transition to AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*: 1 January 2005 *continued*

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous Australian GAAP (AGAAP) in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

(i) ***Investments and other financial assets***

Under AASB 132 and AASB 139, investments are classified in the following categories: financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. The effect of this on the Group is a decrease in other financial assets of $6,956,000, an increase in financial assets available-for-sale of $5,567,000, an increase in financial assets held-to-maturity of $1,389,000, a decrease in non-current other financial assets of $12,509,000 and an increase in non-current financial assets held-to-maturity of $12,509,000.

There is no effect on the parent entity.

(ii) ***Financial instruments: convertible subordinated bonds***

Under previous AGAAP the convertible subordinated bonds were carried at face value with related finance fees paid recognised as a financial asset. Under AIFRS this financial liability is offset by the related financial asset and the net amount carried at amortised cost which is calculated using the effective interest method.

The effect of this on the Group is a decrease in trade and other receivables of $1,770,000, a decrease in non-current receivables of $779,000, an increase in payables of $104,000, a decrease in interest bearing liabilities of $1,922,000, a decrease in reserves of $1,980,000 and an increase in retained earnings of $1,249,000.

The effect of this on the parent entity is a decrease in trade and other receivables of $1,770,000, a decrease in non-current receivables of $779,000, an increase in payables of $104,000, a decrease in interest bearing liabilities of $1,922,000 and a decrease in retained earnings of $731,000.

Directors' declaration
for the year ended 31 December 2005

In the directors' opinion:

(a) the financial statements and notes set out on pages 53 to 122 are in accordance with the *Corporations Act 2001* including:

   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

   (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 33 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 33.

The directors have been given declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.



DJ Simpson
Chairman
Sydney
21 February 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO Box 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Aristocrat Leisure Limited

Audit opinion

In our opinion:

1. the financial report of Aristocrat Leisure Limited:

   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Aristocrat Leisure Limited and the Aristocrat Group (defined below) as at 31 December 2005, and of their performance for the year ended on that date, and
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the remunerations disclosures that are contained in pages 40 to 51 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and Class Order 06/50 issued by the Australian Securities and Investments Commission.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Aristocrat Leisure Limited (the company) and the Aristocrat Group (the consolidated entity), for the year ended 31 December 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 40 to 51 of the directors' report, as permitted by Class Order 06/50.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and Class Order 06/50. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

PRICEWATERHOUSECOOPERS

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and Class Order 06/50.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.



PricewaterhouseCoopers



R L Gavin
Partner

Sydney
21 February 2008

Glossary of Terms

AGE	Australasian Gaming Expo (trade show held each year in Sydney)
Asia-Pacific	Asia-Pacific excludes Japan for the purposes of this report.
Approval	Official licence to operate within a venue, market or jurisdiction
ASX	Australian Stock Exchange
ATM	Automatic Teller Machine
B&FS	Business and Financial Services
Company	The term 'Company' includes all subsidiaries for the purposes of this report.
CMS	Central Monitoring System
Conversion	Field change of game title in EGM
DACOM™	Aristocrat's proprietary electronic monitoring system
DGR	NSW Department of Gaming and Racing
DIA	New Zealand Department of Internal Affairs: NZ Gaming Regulator
EGM	Electronic Gaming Machine
EMS	Electronic Monitoring System
EPROM	Erasable and Programmable Read Only Memory: Memory Device
GESP	General Employee Share Plan
G2E[1]	Global Gaming Expo (trade show held each year in Las Vegas)
Hardware	Physical Components (electrical and mechanical)
Hyperlink™	Link Progressive Jackpot System developed and patented by Aristocrat
ICE	International Casino Exhibition (trade show held each year in London)
LAB	New South Wales Liquor Administration Board
LCD	Liquid Crystal Display
LPM	Limited Payout Market (South Africa)
Multigame	EGM configured to enable selection of games from approved ranges
MKVI	Aristocrat's proprietary Mark 6 game platform
MTGM	Multi-Terminal Gaming Machine
MVP™	"Most Valuable Product" – MKV Series II Slot Machine

Mystery	Controller driven mystery jackpot system
OASIS™	On-line Accounting and Slot Information System
Pachislo	Pachislo (or pachislot) machines are one of the two principal genres of gaming machines offered to players in Japan. Pachislo machines are similar to EGMs but involve physical (i.e. mechanical) reels rather than virtual reels
Participation	Specific form of Recurring Revenue model (a pay or return model) based on a percentage of cash box or fee per day
PID	Player Information Display
Recurring Revenue	Range of pricing models including percentage of cashbox, fee per day and other financial leasing arrangements
Reel Power™	Patented game category
System 6000S	DACOM 5000E System that includes table management
TGS	TAB Gaming Systems (acquired from TAB in 2001)
The Analyst™	Graphical Data Retrieval System developed by Aristocrat
TITO	Ticket-In Ticket-Out (also known as Ticket-Out Ticket-In or TOTI) means technology which permits players to use tickets to purchase credits on EGMs and to receive tickets from the EGMs which are capable of being used in all other EGMs or being exchanged for cash at a cashier or a redemption machine in the venue (including EGMs produced by competitors). It has been approved in most North American gaming jurisdictions.
NGCB	Nevada Gaming Control Board
Working Capital	Current receivables plus current inventories less current payables
Xcede™	Platform upgrade kit – MKV to MKVI platform
Xcite™	Aristocrat EGM released in 2001
Xtreme™	Xcite™ EGM cabinet with dual monitor (LCD) in top box

Corporate Directory

Directors

DJ Simpson
Non-executive Chairman

PN Oneile
Chief Executive Officer and Managing Director

WM Baker
Non-executive Director

P Morris
Non-executive Director

AW Steelman
Non-executive Director

SAM Pitkin
Non-executive Director

RA Davis
Non-executive Director

Secretaries
BJ Yahl
JFC Carr-Gregg

Global Headquarters
Aristocrat Leisure Limited
71 Longueville Road
Lane Cove NSW 2066
Australia
Telephone: 61 2 9413 6300
Facsimile: 61 2 9420 1352

Australia

Manufacturing and Research and Development
Aristocrat Technologies Australia Pty Limited
85 - 113 Dunning Avenue
PO Box 155
Rosebery NSW 2018
Australia

Aristocrat Global Gaming
20 Harcourt Parade
Rosebery NSW 2018
Australia
Telephone: 61 2 9697 4007
Facsimile: 61 2 9697 4830

International

The Americas

Administration, Sales, Service, Marketing, Research and Development

Aristocrat Technologies, Inc.
7230 Amigo Street
Las Vegas, Nevada 89119
USA
Telephone: 1 702 270 1000
Facsimile: 1 702 270 1001

Japan
Aristocrat Technologies KK
7th Floor, Ryukakusan Building
2-5-12 Higashi-kanda Chiyoda-ku
Tokyo Japan 101-0031
Telephone: 81 3 5835 0521
Facsimile: 81 3 5835 0523

Europe
Aristocrat Technologies Europe Ltd
Falcon Unit 1 Stonefield Way
South Ruislip Middlesex
England HA4 OJS
Telephone: 44 208 426 5822
Facsimile: 44 208 426 5760

New Zealand
Aristocrat Technologies NZ Ltd
22 Vestey Drive, Mt Wellington
Auckland, New Zealand
Telephone: 64 9 259 2000
Facsimile: 64 9 259 2001

South Africa
Aristocrat Technologies Africa (Pty) Limited
40 Galaxy Avenue
Linbro Business Park
Linbro Park 2090
Telephone: 27 11 579 2900
Facsimile: 27 11 608 0030

Singapore
Aristocrat Technologies
61 Kaki Bukit Avenue 1
Shun Li Industrial Park #04-29
Singapore 417943
Telephone: 65 6444 5666
Facsimile: 65 6842 4533

Investor Contacts

Share Registry
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Australia

Email: registrars@linkmarketservices.com.au

Website: www.linkmarketservices.com.au

Locked Bag A14,
Sydney South NSW 1235 Australia

Auditor
PricewaterhouseCoopers
201 Sussex Street
Sydney NSW 1171
Australia

Stock Exchange Listings
Aristocrat Leisure Limited
Ordinary Shares are listed on the Australian Stock Exchange

Code: ALL

Investor Email Address
Investors may send email queries to:
investor.relations@ali.com.au

Internet Site
www.aristocratgaming.com

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